


ColonyFinancial, Inc.

2012 Annual Report

To Our Stockholders

Dear Fellow Shareholders,

2012 was a breakthrough year for Colony Financial. One year ago, I reported that we were reaching full stride and the stage was set to demonstrate the advantages of our platform, breadth of relationships and expertise in acquisitions, originations, asset management and capital markets. Our 2012 results showed exactly that.

Colony Financial has evolved to become a premier real estate investment and finance company with a powerful franchise that allows us to access capital efficiently and put that capital to work in a proprietary fashion. We've grown to $1.5 billion of stockholder's equity, more than five times our size at IPO. Recent capital markets and investment activity have demonstrated that we are now at a scale where we can both efficiently access the capital markets and execute a higher volume of loan portfolio acquisitions and origination opportunities, in addition to funding new platforms like our single family home rental strategy – or what we refer to as CSFR.

Our growth has not come at the expense of weaker financial results: 2012 core earnings increased to $1.65 per share from $1.49 per share in 2011; and common stock dividends totaled $1.44 per share for 2012 compared to $1.31 per share for 2011. We have stated from the beginning that we are a total return investor. Our investment portfolio has been constructed to generate both current yield and capital appreciation, and this was evidenced over the course of 2012. We had nine realized and partially realized transactions during the year that generated an internal rate of return of 19% and a 1.5x multiple on invested capital, representing $135 million of cost basis.

This strong operating performance also helped facilitate a successful year of capital formation. Since the beginning of 2012, we raised aggregate net proceeds of approximately $850 million: $250 million in two offerings of our Series A preferred stock and $600 million in three separate Common Stock offerings at progressively higher priced equity issuances, which are expected to be accretive to earnings. During that same time frame, we prudently invested or committed to invest approximately $1.2 billion across our three primary investment strategies: $263 million in 12 loan acquisitions involving approximately 900 loans, $373 million in 10 new originations and $550 million in our single-family homes for rent platform. Furthermore, we continue to have a robust pipeline of additional loan acquisitions and new originations, including potential deals in Europe where the market appears to be opening finally, approximately three years behind the U.S.

Since our inception in 2009, our investment philosophy has been to earn attractive risk-adjusted returns for our shareholders, while being agnostic about where in the capital stack to invest relative to the available yield and the quality of the underlying real estate and associated cash flow. In 2009 and 2010, we were focused on earning equity-like returns primarily from investing in first mortgage debt. Now based upon increasing evidence of an upwards cycle in commercial real estate fundamentals following a five year period of confusion, uncertainty and general pessimism, we invest in opportunities up and down the capital stack, including equity positions, and across a broad spectrum of real estate asset classes. For sure, different parts of the global economy are recovering at very different rates and some headwinds remain for certain businesses, assets, and geographies, but generally stabilization has occurred and fundamentals are improving in most commercial real estate markets.

As for debt, due to the incredible spread compression in plain vanilla origination, we have concentrated most of our new origination business on off-the-run asset classes and geographies, transitional assets, mezzanine loans and preferred equity. We also continue to pursue some very attractive loan acquisition opportunities. And consistently, our predilection is to generate our target returns through conservative leverage and well underwritten credit risk, as opposed to using financial engineering and excessive leverage.

Accordingly, our 2012 activity reflects the continued evolution of Colony Financial's portfolio to incorporate a larger portion of equity, or equity-linked real estate investments. Inclusive of consummated transactions subsequent to year end 2012 and our total commitment to CSFR, approximately 40% of our current investment portfolio is now equity-oriented.

The investment in CSFR is a new strategy that emerged from the aftermath of the financial crisis in a manner similar to our two other main strategies: commercial real estate loan acquisitions at a discount and higher yielding loan originations. The premise begins with the U.S. single family residential market being arguably the largest global macro distressed investment opportunity. U.S. single family homes were plagued by both excessive leverage and overbuilding, analogous to the same ingredients that led to the Savings & Loan crisis in the late 1980s and the then opportunity in commercial real estate. Housing prices declined an average of 35% nationally since the peak in 2006 and substantially more, as high as a 60% decline, in certain markets.

Combined with very strong demand for rental housing, primarily evidenced in the multi-family market, we are generally able to acquire homes at substantial discounts to replacement cost for attractive net stabilized rental yields on an unleveraged basis. Interestingly, there has always been a cottage industry in single family rental that generally represented approximately 10% of the total U.S. housing stock. However, it was an investment strategy based primarily upon capital appreciation through rising home prices and typically generated very low current yields. Furthermore, ownership historically was extraordinarily fragmented and dominated by individual local owners who may own one or two homes. Approximately 13 million homes out of a total U.S. single family market of 90 million homes are already owned and rented in this fashion. An additional estimated 6 million homes are in some form of financial distress. So while single family homes are not a broad institutional asset class today, they represent the single largest asset class in the U.S. with $20+ trillion of value with a historic opportunity to transform part of the market and create a permanent, institutional, "best-in-class" business.

Colony Financial's commitment to this strategy is made through a private REIT platform managed by Colony Capital known as CSFR. Including Colony Financial's $550 million commitment, CSFR has now raised total equity commitments of approximately $2.2 billion in the aggregate, of which approximately $1.4 billion has been called, leaving CSFR sufficiently capitalized to pursue its near-term business plan. Beyond the current equity commitments, CSFR will seek to utilize a credit facility or other debt financing to expand its asset base, and ultimately will seek to raise additional capital at prices in line with the increased fair value of the portfolio at that time. To date, CSFR's portfolio has grown to more than 7,000 homes concentrated in Arizona, California, Colorado, Florida, Georgia, Nevada, and Texas.

So in conclusion, we're proud of the diversified investment portfolio we've built to date which by design, has a balance of high-yielding commercial real estate debt and more equity-oriented interests like single family homes for rent. As the market continues to change and improve, our portfolio mix will likely migrate to more equity, although we will be incessantly mindful of continuing to manage the balance in support of our current dividend and its growth.

Sincerely,



Richard B. Saltzman

Chief Executive Officer
Colony Financial, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-34456

COLONY FINANCIAL, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**27-0419483**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
2450 Broadway, 6th Floor Santa Monica, California	**90404**
(Address of Principal Executive Offices)	**(Zip Code)**

(310) 282-8820
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange
Series A Cumulative Redeemable Preferred Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filed, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $559.9 million as of the last business day of the registrant's most recently completed second fiscal quarter based upon the price at which the common shares were last sold on that day.

As of March 6, 2013, 64,591,623 shares of the Registrant's common stock, par value $0.01 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement with respect to its 2013 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the Company's fiscal year are incorporated by reference into Part III of this Form 10-K.

COLONY FINANCIAL, INC.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we intend such statements to be covered by the safe harbor provisions contained therein. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," or "potential" or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

The forward-looking statements contained in this Annual Report reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. Statements regarding the following subjects, among others, may be forward-looking:

- market trends in our industry, interest rates, real estate values, the debt securities markets or the general economy or the demand for commercial real estate loans;
- our business and investment strategy, including the ability of CSFR Operating Partnership, L.P. ("CSFR OP") (in which we have a significant investment) to execute its single-family home rental strategy;
- our projected operating results;
- actions and initiatives of the U.S. government and changes to U.S. government policies and the execution and impact of these actions, initiatives and policies;
- the state of the U.S. economy generally or in specific geographic regions;
- our ability to obtain and maintain financing arrangements, including securitizations;
- the amount of commercial mortgage loans requiring refinancing in future periods;
- the availability of attractive investment opportunities;
- the availability and costs of debt financing from traditional lenders;
- the volume of short-term loan extensions;
- the demand for new capital to replace maturing loans;
- the amount of capital we intend to invest in our single-family home rental strategy in the near term;
- our expected leverage;
- general volatility of the securities markets in which we participate;
- changes in the value of our assets;
- interest rate mismatches between our target assets and any borrowings used to fund such assets;
- changes in interest rates and the market value of our target assets;
- changes in prepayment rates on our target assets;
- effects of hedging instruments on our target assets;
- rates of default or decreased recovery rates on our target assets;
- the degree to which our hedging strategies may or may not protect us from interest rate volatility;
- impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters;
- our ability to maintain our qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes;
- our ability to maintain our exemption from registration as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act");
- availability of opportunities to acquire commercial mortgage-related, real estate-related and other securities;
- availability of qualified personnel;
- estimates relating to our ability to make distributions to our stockholders in the future; and
- our understanding of our competition.

While forward-looking statements reflect our good faith beliefs, assumptions and expectations, they are not guarantees of future performance. Furthermore, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. We caution investors not to place undue reliance on these forward-looking statements and urge you to carefully review the disclosures we make concerning risks in sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PART I

ITEM 1. Business.

In this Annual Report on Form 10-K (this "Annual Report") we refer to Colony Financial, Inc. as "we," "us," "Company," or "our," unless we specifically state otherwise or the context indicates otherwise. We refer to our manager, Colony Financial Manager, LLC, as our "Manager," and the parent company of our Manager, Colony Capital, LLC, together with its consolidated subsidiaries (other than us), as "Colony Capital."

Our Company

We are a real estate investment and finance company that owns and manages a diversified portfolio of real estate-related debt and equity investments including ownership interests in single-family homes for the purpose of renting the homes to tenants. We were formed on June 23, 2009 as a Maryland corporation and completed our initial public offering ("IPO") on September 29, 2009. Our investment portfolio and target assets are primarily composed of interests in: (i) secondary loans acquired at a discount to par; (ii) new originations; and (iii) equity in single-family homes to be held for investment and rented to tenants. Secondary debt purchases may include performing, sub-performing or non-performing loans (including loan-to-own strategies). We invest in single-family homes through our investment in CSFR OP, a newly formed investment vehicle sponsored and managed by an affiliate of our Manager.

Our objective is to provide attractive risk-adjusted returns to our investors through a diversified portfolio of real estate-related debt and equity investments, including single-family homes to be rented to tenants. The total return profile of our investments is composed of both current yield, which is distributed through regular-way dividends, and capital appreciation potential, which is distributed through regular-way and/or special dividends.

We are externally managed and advised by our Manager pursuant to the terms of a management agreement. Our Manager is a wholly-owned subsidiary of Colony Capital, a privately held independent global real estate investment firm founded in 1991 by Thomas J. Barrack, Jr., our Executive Chairman.

We are organized and conduct our operations to qualify as a REIT, and generally are not subject to U.S. federal income taxes on our taxable income to the extent that we annually distribute all of our taxable income to stockholders and maintain qualification as a REIT, although we are subject to U.S. federal income tax on income earned through our taxable subsidiaries. We also operate our business in a manner that will permit us to maintain our exemption from registration as an investment company under the 1940 Act.

Our principal executive offices are located at 2450 Broadway, 6th Floor, Santa Monica, CA, 90404. Our telephone number is (310) 282-8820, and our website address is www.colonyfinancial.com.

Our Investment Strategy

We seek to provide attractive risk-adjusted returns to our investors, primarily through real estate and real estate-related debt and equity investments and active management of a diversified portfolio of our target assets. The primary tenet upon which this objective relies is our ability to identify assets from which we can extract value through a combination of current yield and/or capital appreciation. This approach is driven by a disciplined investment strategy, focused on the following:

- capitalizing on asset level underwriting experience and market analytics to identify investments with pricing dislocations and attractive risk-return profiles that can be purchased at meaningful discounts to our estimates of intrinsic value;
- creating capital appreciation opportunities by resolving sub-performing or non-performing loans through repositioning, restructuring and active management of those assets;
- seeking to acquire assets held for sale that are undervalued as a result of operating uncertainty or liquidity constraints;
- originating and structuring senior and/or junior loans with attractive return profiles relative to the underlying value and financial operating performance of the real estate collateral and the strength and quality of the sponsorship;
- retaining control, where possible, over the formulation and execution of the management strategies with respect to our assets, including the restructuring of non-performing or sub-performing loans, the negotiation of discounted pay-offs or other modification of the terms governing a loan, and, if necessary, the foreclosure and active management of assets underlying non-performing loans in order to reposition them for disposition; and

- structuring transactions with a prudent amount of leverage, if any, given the risk of the underlying asset's cash flows, attempting to match the structure and duration of the financing with the underlying asset's cash flows, including through the use of hedges, as appropriate.

In implementing our investment strategy, we utilize our Manager's and its affiliates' expertise in identifying attractive investment opportunities primarily within the target asset classes described below, as well as their transaction sourcing, underwriting, execution and asset management and disposition capabilities. Our Manager makes decisions based on a variety of factors, including expected risk-adjusted returns, underlying real estate and credit fundamentals, liquidity, availability of adequate financing, borrowing costs and macro-economic conditions. In addition, all investment decisions are made with a view to maintaining our qualification as a REIT and our exemption from registration as an investment company under the 1940 Act.

We believe there are abundant opportunities among our target assets that currently present attractive risk-return profiles. However, our investment strategy is dynamic and flexible, which enables us to adapt to shifts in economic, real estate and capital market conditions and to exploit inefficiencies around the world. Consistent with this strategy, in order to capitalize on the investment opportunities that may be present in various other points of an economic cycle, we may expand or change our investment strategy or target assets over time in response to opportunities available in different economic and capital market conditions. We believe that the diversification of the portfolio of assets that we have acquired, our ability to acquire, originate and manage our target assets and the flexibility of our strategy will position us to identify undervalued opportunities and to generate attractive long-term returns for our stockholders in a variety of market conditions.

Our Target Assets

Our primary target asset classes and the principal assets within each class are as follows:

- ***Loan Acquisitions.*** The acquisition of mortgage loans, or portfolios of mortgage loans, secured by first or second liens on commercial properties, including office buildings, industrial or warehouse properties, hotels, retail properties, apartments and properties within other commercial real estate sectors, which may include performing, sub-performing and non-performing loans. In particular, we have invested and intend to continue to invest in portfolios of commercial whole loans acquired from the Federal Deposit Insurance Corporation (the "FDIC"), other governmental agencies and financial institutions. In some cases, we may also acquire a pari passu or junior participation in a whole loan.
- ***Mortgage Loan Originations.*** The origination of whole mortgage loans to commercial property owners and developers. In some cases, we may originate and fund a first mortgage loan with the intention of structuring and selling a senior tranche ("A-note") and retaining the subordinated tranche ("B-note"). In other cases, we may co-originate and fund a B-note alongside another lender who co-originates and contemporaneously funds the A-note. We may also seek to finance a mortgage loan or loan participation with non-recourse, matched term financing either individually or by contributing a loan into a pooled collateralized loan obligation ("CLO") securitized financing structure.
- ***Mezzanine Loans.*** The origination or acquisition of loans made to property owners that are subordinate to mortgage debt and are typically secured by pledges of the borrower's ownership interests in the property and/or direct or indirect entities that own the property.
- ***Preferred Equity.*** The origination or acquisition of a preferred equity investment in a commercial property or portfolio of commercial real estate, typically structured to receive cash distributions in seniority to a more junior class of equity. Equity interests may be subordinate to other forms of mortgage or property-level debt. Preferred equity may have a current pay requirement or an ability to accrue the preferred return but in the latter case, accruals usually must be paid current prior to distributions to the more junior equity class. In some cases, we may also invest in the more junior class of equity.
- ***Home Ownership/Rental Program.*** We acquire residential homes from trustee sales, Multiple Listing Service ("MLS"), private investors, financial institutions, government sponsored entities such as Fannie Mae and Freddie Mac, and other sources, which are rented to tenants and held for investment purposes.
- ***Loan-to-Own.*** The acquisition of mortgage loans or other real estate-related loans or debt investments with the expectation of subsequently foreclosing on, or otherwise taking control of, the property securing the loan or investment, which are generally referred to as "loan-to-own" investments.
- ***Real Estate Owned Properties.*** In certain instances, we also may invest in commercial and residential REO properties, which are properties owned by a lender after a loan default and subsequent seizure of collateral.

- ***Debtor in Possession ("DIP") Loans.*** The origination of super priority loans, generally senior to all other liabilities of the borrower and typically secured by first mortgage liens on real property, designed to allow a borrower to reorganize under supervision of a bankruptcy court.
- ***Triple Net Lease Properties.*** The acquisition of real property that is capable of being, or already, occupied by creditworthy tenants subject to long-term, triple net leases.
- ***Commercial Real Estate-Backed Securities.*** CMBS, collateralized debt obligations ("CDOs") and certain CLOs are securities that are collateralized by, or evidence ownership interests in, a single commercial mortgage loan or a partial or entire pool of mortgage loans secured by commercial properties and/or securities backed by interests in commercial property loans.
- ***Minority Equity Ownership Interests in Banks.*** We also may acquire minority equity ownership interests in commercial banks or similar financial institutions whose primary assets are commercial and residential mortgage loans and/or REO properties.
- ***Other Assets.*** We may also invest in other commercial real estate-related debt investments, such as loans to REITs and real estate operating companies ("REOCs") and corporate bonds of REITs and REOCs; residential mortgage-backed securities ("RMBS"); construction/rehabilitation loans; loans to providers of real estate net lease financing; residential mortgage loans or other interests in residential properties; other real estate-related financial assets and investments, including preferred stock and convertible debt securities of REITs and REOCs, credit default swaps and other derivative securities; collateralized debt obligations; and non-real estate-related debt investments.

Our Investment Guidelines

Our board of directors has adopted a set of investment guidelines that set out the asset classes and other criteria to be used to evaluate the merits of specific investments as well as our overall portfolio composition. We pursue investments that have the potential to generate attractive risk-adjusted returns, consistent with maintaining our qualification as a REIT for U.S. federal income tax purposes and our exemption from registration under the 1940 Act. However, we have no prescribed limitation on any particular investment type.

Our board of directors has adopted the following investment guidelines:

- no investment shall be made that would cause us to fail to qualify as a REIT for U.S. federal income tax purposes;
- no investment shall be made that would cause us to be regulated as an investment company under the 1940 Act; and
- until appropriate investments can be identified, our Manager may invest the proceeds of our equity offerings in interest-bearing, short-term investments, including money market accounts and/or U.S. treasury securities, that are consistent with our intention to maintain our status as a REIT and our exemption from registration under the 1940 Act.

Any investment of our capital of up to $10 million requires the approval of our chief executive officer; any investment in excess of $10 million but less than or equal to the lesser of $100 million or 20% of our current asset value requires the approval of our Investment Committee; and any investment greater than the lesser of $100 million or 20% of our current asset value requires the approval of our board of directors.

Our investment guidelines do not limit the amount of our equity that may be invested in any particular class or type within our target asset classes. Our investment decisions depend upon prevailing market conditions and may change over time in response to opportunities available in different economic and capital market environments. As a result, we cannot predict the percentage of our equity that will be invested in any particular asset at any given time. We believe that the flexibility of our investment strategy, combined with our Manager's and its affiliates' experience executing various investment strategies, enables us to exploit changes in the capital markets and provides attractive risk-adjusted long-term returns to our stockholders throughout the various stages of an economic cycle.

These investment guidelines may be changed or waived from time to time by our board of directors (which must include a majority of our independent directors) without the approval of our stockholders, and we expect to disclose any such changes or waivers to our investment guidelines in the periodic reports we file with the Securities and Exchange Commission (the "SEC").

Segments

We operate in two reportable segments: real estate debt investments and single-family residential ("SFR") rentals. The real estate debt investments segment includes our investments in originated and acquired commercial real estate debt, real estate acquired in settlement of loans, mortgage-backed securities, and other debt-related investments. The SFR rental segment represents our investment in CSFR OP. Prior to 2012, our operating activities were exclusively within the real estate debt investments segment. For operating and financial information about segments, see Note 16 to our consolidated financial statements included in this Annual Report and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risk Management

Risk management is a significant component of our strategy to deliver consistent risk-adjusted returns to our stockholders. Subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exemption from registration under the 1940 Act, our Manager closely monitors our portfolio and actively manages risks associated with, among other things, our assets and interest rates. In addition, the Audit Committee of our board of directors, in consultation with management, periodically reviews our policies with respect to risk assessment and risk management, including key risks to which we are subject, including credit risk, liquidity risk, financing risk, foreign currency risk and market risk, and the steps that management has taken to monitor and control such risks.

Underwriting

Prior to investing in any particular asset, our Manager's underwriting team, in conjunction with third party providers, undertakes a rigorous asset-level due diligence process, involving intensive data collection and analysis, to ensure that we understand fully the state of the market and the risk-reward profile of the asset. The credit risk of any particular loan investment, whether an originated loan or an acquired loan or portfolio of loans, is built into the pricing in the form of contractual interest rates, related fees charged to the borrower, estimated transaction costs, discount to acquired principal balance, among other things. Key metrics considered during the underwriting process include, but are not limited to, loan-to-collateral value ratios ("LTV"), debt service coverage ratios ("DSCR"), debt yields, sponsor credit ratings and history, and tenant credit ratings and diversity. In addition to evaluating the merits of any particular proposed investment, our Manager evaluates the diversification of our portfolio of assets. Prior to making a final investment decision, our Manager determines whether a target asset will cause our portfolio of assets to be too heavily concentrated with, or cause too much risk exposure to, any one borrower, real estate sector, geographic region, source of cash flow for payment or other geopolitical issues. If our Manager determines that a proposed acquisition presents excessive concentration risk, it may determine not to acquire an otherwise attractive asset.

Asset Management

For each asset that we originate or acquire, Colony Capital's asset management team engages in active management of the asset, the intensity of which depends on the attendant risks. Once an asset manager has been assigned to a particular asset, the manager works collaboratively with the underwriting team to formulate a strategic plan for the particular asset, which includes evaluating the underlying collateral and updating valuation assumptions to reflect changes in the real estate market and the general economy. This plan also generally outlines several strategies for the asset to extract the maximum amount of value from each asset under a variety of market conditions. Such strategies vary depending on the type of asset, the availability of refinancing options, recourse and maturity, but may include, among others, the restructuring of non-performing or sub-performing loans, the negotiation of discounted pay-offs or other modification of the terms governing a loan, and the foreclosure and management of assets underlying non-performing loans in order to reposition them for profitable disposition. As long as an asset is in our portfolio, our Manager and its affiliates track the progress of an asset against the original business plan to ensure that the attendant risks of continuing to own the asset do not outweigh the associated rewards. We monitor and evaluate period to period changes in portfolio credit risk, focusing on borrower payment history and delinquencies and, if warranted, LTV. We do not have a policy to obtain routine valuations on the underlying loan collateral if there are no indicators of significant change in the value of that collateral. We may also review other information such as (i) financial data (DSCR, debt yields, delinquencies and performing status), (ii) collateral characteristics (property occupancy, tenant profiles, rental rates, operating expenses, site inspections, capitalization and discount rates), (iii) the borrower/sponsor's exit plan, and (iv) current credit spreads and discussions with market participants. Because of the diverse nature of acquired loans, the availability and relevance of these metrics vary significantly by loan.

Subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exemption from registration under the 1940 Act, we currently expect that we will typically hold assets that we originate or acquire for between three and ten years. However, in order to maximize returns and manage portfolio risk while remaining opportunistic, we may dispose of an asset earlier than anticipated or hold an asset longer than anticipated if we determine it to be appropriate depending upon prevailing market conditions or factors regarding a particular asset. We can provide no assurances, however, that we will be successful in identifying or managing all of the risks associated with acquiring, holding or disposing of a particular asset or that we will not realize losses on certain assets.

Interest Rate and Foreign Currency Hedging

Subject to maintaining our qualification as a REIT for U.S. federal income tax purposes and our exemption from registration under the 1940 Act, we may mitigate the risk of interest rate volatility through the use of hedging instruments, such as interest rate swap agreements and interest rate cap agreements. The goal of our interest rate management strategy is to minimize or eliminate the effects of interest rate changes on the value of our assets, to improve risk-adjusted returns and, where possible, to lock in, on a long-term basis, a favorable spread between the yield on our assets and the cost of financing such assets. In addition, because we are exposed to foreign currency exchange rate fluctuations, we employ foreign currency risk management strategies, including the use of, among others, currency hedges. We can provide no assurances, however, that our efforts to manage interest rate and foreign currency exchange rate volatility will successfully mitigate the risks of such volatility on our portfolio.

Leverage Policies

We occasionally use limited investment-level financing such as the seller financing provided by the FDIC and non-recourse financing such as the assignment of an A-note participation on our 2100 Grand investment, seller-provided financing on the Luxury Destination Club Recourse Loan II and bank loans on some of our loan and loan portfolio acquisitions and originations, in each case with a debt-to-equity ratio of less than 3-to-1. We have also temporarily used borrowings from our credit facility to finance our investments. While we believe we can achieve attractive yields on an unleveraged basis, we will continue to use prudent amounts of leverage to increase potential returns to our stockholders and/or to finance future investments. Given current market conditions, to the extent that we use borrowings to finance our assets, we currently expect that such leverage typically would not exceed, on a debt-to-equity basis, a 3-to-1 ratio, except with respect to investments financed with borrowings provided by the FDIC or under government sponsored debt programs, leverage on which we currently expect would not exceed, on a debt-to-equity basis, a 6-to-1 ratio. We consider these leverage ratios to be prudent for our target asset classes. Our decision to use leverage currently or in the future to finance our assets will be based on our Manager's assessment of a variety of factors, including, among others, the anticipated liquidity and price volatility of the assets in our investment portfolio, the potential for losses and extension risk in our portfolio, the ability to raise additional equity to reduce leverage and create liquidity for future investments, the availability of credit at favorable prices or at all, the credit quality of our assets and our outlook for borrowing costs relative to the interest income earned on our assets. Our decision to use leverage in the future to finance our assets will be at the discretion of our Manager and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use. To the extent that we use leverage in the future, we may mitigate interest rate risk through utilization of hedging instruments, primarily interest rate swap and cap agreements, to serve as a hedge against future interest rate increases on our borrowings.

Our Manager

We are externally managed and advised by our Manager. Each of our officers is an executive of Colony Capital. However, Darren J. Tangen, our chief operating officer and chief financial officer, is seconded exclusively to us pursuant to a secondment agreement with Colony Capital.

Our Manager provides the day-to-day management of our operations in conformity with the investment guidelines and other policies that are approved and monitored by our board of directors. Our Manager is responsible for (1) the selection, purchase and sale of our portfolio investments, (2) our financing activities, and (3) providing us with investment advisory services.

Co-Investment Funds

Certain current or future private investment funds or other investment vehicles managed by Colony Capital or its affiliates (collectively, "Co-Investment Funds") may have the right to co-invest with us in our target assets, subject to us and each Co-Investment Fund having capital available for investment and the determination by our Manager and the general partner of each Co-Investment Fund (which is or will be an affiliate of Colony Capital) that the proposed investment is suitable for us and such Co-Investment Fund, respectively.

To address certain potential conflicts arising from our relationship with Colony Capital or its affiliates, pursuant to an investment allocation agreement among our Manager, Colony Capital and us, our Manager and Colony Capital have agreed that, for so long as the management agreement is in effect, neither they nor any of their affiliates will sponsor or manage (i) any additional publicly traded investment vehicle that will primarily acquire or originate assets secured by U.S. collateral that are substantially similar to our target assets or (ii) any publicly traded investment vehicle that will primarily acquire or originate assets secured by non-U.S. collateral that are substantially similar to our target assets or any private investment vehicle that will primarily acquire or originate assets that are substantially similar to our target assets without providing us with the right (but not the obligation) to contribute, subject to our investment guidelines, our availability of capital and maintaining our qualification as a REIT for U.S. federal income tax purposes and our exemption from registration under the 1940 Act, at least one-half of the capital to be funded by such investment vehicles in assets secured by U.S. collateral (or at least one-third for assets secured by non-U.S. collateral) that are substantially similar to our target assets, subject to change if agreed upon by a majority of our independent directors. To date, with respect to certain of our co-investments, we have contributed less than our full entitlement in order to maintain our qualification as a REIT, our exemption from registration under the 1940 Act, liquidity constraints and/or diversification of our assets. All such co-investments where we contributed less than our full entitlement were approved by our independent directors. To the extent that we do not have sufficient capital to contribute our full entitlement of the capital required for any such proposed investment by such investment vehicles, the allocation agreement provides for a fair and equitable allocation of investment opportunities among all such vehicles and us, in each case, taking into account the suitability of each investment opportunity for the particular vehicle and us and each such vehicle's and our availability of capital for investment. This allocation agreement also will apply to any existing Co-Investment Funds. Our board of directors will re-evaluate the allocation agreement from time to time.

Our Manager and Colony Capital have also agreed that, for so long as the management agreement is in effect, with respect to public or private investment vehicles sponsored or managed by Colony Capital or its affiliates that do not primarily acquire or originate assets that are substantially similar to our target assets, the allocation agreement provides for a fair and equitable allocation of investment opportunities in assets that are substantially similar to our target assets among all such vehicles and us, in each case taking into account the suitability of each investment opportunity for the particular vehicle and us, each such vehicle's and our availability of capital for investment and the sourcing of such investment.

Operating and Regulatory Structure

REIT Qualification

We have elected to be taxed as a REIT for U.S. federal income tax purposes. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax at the REIT level on our REIT taxable income that we distribute currently to our stockholders. Our qualification as a REIT depends upon our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code relating to, among other things, the sources of our gross income and the composition and values of our assets (which, based on the types of assets we own, can fluctuate rapidly, significantly and unpredictably), our distribution levels and the diversity of ownership of our shares. We believe that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code and that our intended method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. In addition, we hold certain of our assets through taxable REIT subsidiaries (each a "TRS"), which are subject to U.S. federal and applicable state and local income taxes (and any applicable non-U.S. taxes) at regular corporate rates. Due to the nature of the assets in which we invest, our TRSs may have a material amount of assets and net taxable income.

1940 Act Exemption

We intend to continue to conduct our operations so that we are not required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

We are organized as a holding company that conducts its businesses primarily through wholly-owned or majority-owned subsidiaries, and we intend to continue to conduct our operations so that we do not come within the definition of an investment company because less than 40% of the value of our total assets on an unconsolidated basis will consist of "investment securities." The securities issued to us by any wholly-owned or majority-owned subsidiaries that we form that are relying on the exception from the definition of "investment company" contained in Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis. We monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe we are not considered an investment company under Section 3(a)(1)(A) of the 1940 Act because we do not engage primarily and do not hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our wholly-owned and majority-owned subsidiaries, we are primarily engaged in the non-investment company businesses of these subsidiaries.

We believe that certain of our subsidiaries qualify for an exemption from registration under the 1940 Act as an investment company pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exemption generally requires that at least 55% of such subsidiaries' assets must be comprised of qualifying assets and at least 80% of each of their portfolios must be comprised of qualifying assets and real estate-related assets under the 1940 Act. Each of our subsidiaries relying on Section 3(c)(5)(C) relies on guidance published by the SEC staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets. The SEC staff has not, however, published guidance with respect to the treatment of some of these assets under Section 3(c)(5)(C). To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. In addition, we have been and in the future may be limited in our ability to make certain investments and these limitations could result in the subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

Certain of our subsidiaries may rely on the exemption provided by Section 3(c)(6) to the extent that they hold mortgage assets through majority owned subsidiaries that rely on Section 3(c)(5)(C). The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6) and any guidance published by the staff could require us to adjust our strategy accordingly.

If we or our subsidiaries fail to maintain an exception or exemption from the 1940 Act, we could, among other things, be required either (a) to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company or (b) to register as an investment company under the 1940 Act, either of which could have an adverse effect on us and the market price of our securities. If we were required to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters.

Qualification for exemption from registration under the 1940 Act limits our ability to make certain investments. For example, these restrictions limit the ability of our subsidiaries that rely on 3(c)(5)(C) to invest directly in mortgage-backed securities ("MBS") that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, and real estate companies or in assets not related to real estate.

To the extent that the Staff of the Division of Investment Management of the SEC provides more specific guidance regarding any of the matters bearing upon any exemption, we may be required to adjust our holdings and strategies accordingly. Any additional guidance from the Staff of the Division of Investment Management of the SEC could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

Competition

Our profitability depends, in large part, on our ability to acquire our target assets at attractive prices. We are subject to significant competition in acquiring assets. In particular, we compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds, commercial and investment banks, hedge funds, mortgage bankers, commercial finance and insurance companies, governmental bodies and other financial institutions. In addition, there are several REITs with similar investment objectives, including a number that have been recently formed, and others may be organized in the future. These other REITs increase competition for the available supply of commercial mortgage and other real estate-related assets suitable for purchase or origination and single-family homes for purchase. Some of our competitors have greater financial resources, access to lower costs of capital and access to funding sources that may not be available to us, such as funding from the U.S. Government, if we are not eligible to participate in programs established by the U.S. Government. In addition, some of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from the 1940 Act. Furthermore, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, or pay higher prices, than we can. Current market conditions may attract more competitors, which may increase the competition for our target assets. An increase in the competition for such assets may increase the price of such assets, which may limit our ability to generate attractive risk-adjusted returns for our stockholders, thereby adversely affecting the market price of our common stock.

Government Regulations Relating to the Environment

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real estate (including, in certain circumstances, a secured lender that succeeds to ownership or control of a property) may become liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, under or in its property. Those laws typically impose cleanup responsibility and liability without regard to whether the owner or control party knew of or was responsible for the release or presence of such hazardous or toxic substances. The costs of investigation, remediation or removal of those substances may be substantial. The owner or control party of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners of real properties for personal injuries associated with asbestos-containing materials. Absent succeeding to ownership or control of real property, a secured lender is not likely to be subject to any of these forms of environmental liability. We are not currently aware of any environmental issues which could materially affect the Company.

Federal regulations require building owners and those exercising control over a building's management to identify and warn, via signs and labels, of potential hazards posed by workplace exposure to installed asbestos-containing materials and potentially asbestos-containing materials in the building. The regulations also set forth employee training, record keeping and due diligence requirements pertaining to asbestos-containing materials and potentially asbestos-containing materials.

Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to asbestos-containing materials and potentially asbestos-containing materials as a result of these regulations. The regulations may affect the value of a building containing asbestos-containing materials and potentially asbestos-containing materials in which we have invested. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of asbestos-containing materials and potentially asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release into the environment of asbestos-containing materials and potentially asbestos-containing materials and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with asbestos-containing materials and potentially asbestos-containing materials.

Prior to closing any property acquisition, we will obtain environmental assessments in a manner we believe prudent in order to attempt to identify potential environmental concerns at such properties. These assessments are carried out in accordance with an appropriate level of due diligence and generally include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property's chain of title and review of historic aerial photographs and other information on past uses of the property. We may also conduct limited subsurface investigations and test for substances of concern where the result of the first phase of the environmental assessments or other information indicates possible contamination or where our consultants recommend such procedures.

Recent Legislative Changes

The American Taxpayer Relief Act of 2012 ("ATRA") was enacted on January 3, 2013. Certain provisions of U.S. federal income tax law relating to capital gain taxation (including the taxation of capital gain dividends) and the applicability of capital gain rates to dividends designated as "qualified dividend income" were scheduled to "sunset" and revert to provisions of prior law for taxable years beginning after December 31, 2012. ATRA has modified those rules. For taxable years beginning after 2012, for noncorporate taxpayers, both the maximum capital gain tax rate (for gain other than "unrecaptured section 1250 gain") and the maximum rate applicable to qualified dividend income generally is 20%. In addition, dividends payable by REITs to U.S. stockholders that are individuals, trusts and estates may be subject to up to a 39.6% U.S. federal income tax rate.

In addition, we may be subject to tax at the highest applicable corporate rate on the gain we recognize from the disposition of an asset acquired from a non-REIT C corporation in a carry-over basis transaction to the extent of the "built-in gain" in the asset. Built-in gain is the amount by which an asset's fair market value exceeds its adjusted tax basis at the time we acquire the asset. In general, this tax applies for a period of 10 years beginning with the day the property of a non-REIT C corporation is transferred to us in a carry-over basis transaction (the "recognition period"). Pursuant to ATRA, the recognition period is reduced to 5 years for assets sold in 2012 or 2013. Absent further legislation, the recognition period will revert to 10 years in 2014.

Employees

We are externally managed by our Manager pursuant to the management agreement between our Manager and us. All of our officers are employees of our Manager or its affiliates, and we do not have any employees. However, Mr. Tangen is seconded exclusively to us pursuant to a secondment agreement with Colony Capital.

Available Information; Website Disclosure; Corporate Governance Documents

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports or statements available free of charge on our website at www.colonyfinancial.com, under "Investor Relations—SEC Filings," as soon as reasonably practicable after we file these materials with, or furnish them to, the SEC. Information contained on our website is not incorporated by reference into this Annual Report and such information should not be considered to be part of this report.

The following documents relating to corporate governance are also available free of charge on our website under "Investor Relations—Corporate Governance" and available in print to any security holder upon request:

- Corporate Governance Guidelines
- Code of Business Conduct and Ethics
- Code of Ethics for Principal Executive Officer and Senior Financial Officers
- Audit Committee Charter
- Nominating & Corporate Governance Committee Charter

- Compensation Committee Charter

You may also request copies of any of these documents by writing to Attention: Investor Relations, Colony Financial, Inc., 2450 Broadway, 6th Floor, Santa Monica, CA 90404.

All reports filed with the SEC may also be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Further information regarding the operation of the public reference room may be obtained by calling 1-800-SEC-0330. In addition, all of our filed reports can be obtained at the SEC's website at www.sec.gov.

ITEM 1A. Risk Factors.

In addition to the other information contained or incorporated by reference in this Annual Report, readers should carefully consider the following risk factors:

Risks Related to Our Management and Our Relationship with Our Manager

We are dependent on our Manager, Colony Capital and their key personnel for our success. We may not find a suitable replacement for our Manager and Colony Capital if the management agreement or the investment advisory agreement is terminated, or for these key personnel if they leave our Manager or Colony Capital or otherwise become unavailable to us, which would materially and adversely affect us.

We are externally advised by our Manager, which is a wholly-owned subsidiary of Colony Capital, and all of our officers are employees of our Manager or its affiliates, including Colony Capital. Pursuant to our management agreement, our Manager is obligated to supply us with substantially all of our senior management team, and Mr. Tangen is seconded exclusively to us pursuant to a secondment agreement with Colony Capital. Subject to investment, leverage and other guidelines or policies adopted by our board of directors, our Manager has significant discretion regarding the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success depends significantly upon the experience, skill, resources, relationships and contacts of the executive officers and key personnel of our Manager and its affiliates. Executive officers and key personnel of our Manager and Colony Capital evaluate, negotiate, close and monitor our investments; therefore, our success depends on their continued service. The departure of any member of our management from Colony Capital, particularly Thomas J. Barrack, Jr., our Executive Chairman, and Richard B. Saltzman, our Chief Executive Officer and President, or such officers or personnel otherwise becoming unavailable to manage our business could have a material adverse effect on our performance.

Neither our Manager nor Colony Capital is obligated to dedicate any specific personnel exclusively to us nor are they or their personnel (other than Mr. Tangen) obligated to dedicate any specific portion of their time to the management of our business. As a result, we cannot provide any assurances regarding the amount of time our Manager or Colony Capital will dedicate to the management of our business. Moreover, each of our officers and non-independent directors is also an employee of our Manager or one of its affiliates, and, other than Mr. Tangen, has significant responsibilities for other investment vehicles currently managed by Colony Capital and its affiliates, and may not always be able to devote sufficient time to the management of our business. Consequently, we may not receive the level of support and assistance that we otherwise might receive if we were internally managed.

In addition, we offer no assurance that our Manager will remain our manager or that we will continue to have access to our Manager's principals and professionals. The initial term of our management agreement with our Manager, and the investment advisory agreement between our Manager and Colony Capital expired on September 29, 2012 (the third anniversary of the completion of the IPO) and was automatically renewed for a one-year term. The management agreement may be terminated upon at least 180 days' prior written notice to the Manager. If the management agreement or the investment advisory agreement is terminated or not renewed and no suitable replacement is found to manage us, we may not be able to execute our business plan, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

There are various conflicts of interest in our relationship with Colony Capital and its affiliates, including our Manager, which could result in decisions that are not in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationship with Colony Capital and its affiliates, including our Manager. Each of our officers and non-independent directors are employees of Colony Capital and certain of its affiliates, and may have conflicts between their duties to us and their duties to, and interests in, Colony Capital and its other investment funds, including investments in certain of our assets. The activities of other investment funds managed by Colony Capital or its affiliates could restrict our ability to pursue certain asset acquisitions or take other actions related to our business. Further, at times when there are turbulent conditions in the mortgage markets or distress in the credit markets or other times when we will need focused support and assistance from our Manager and its key personnel, Colony Capital's other clients may likewise require greater focus and attention, placing Colony Capital's resources in high demand. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed or if our Manager's key personnel did not have investment management responsibilities for other entities. In particular, Colony Capital or its affiliates currently manage funds that may compete with us with respect to our target assets. As a result, there may be certain situations where our officers allocate assets that may be suitable for us to such other funds. There is no assurance that the investment allocation agreement that addresses some of the conflicts relating to our assets will be adequate to address all of the conflicts that may arise.

Our Manager receives substantial base management fees regardless of the performance of our portfolio and, as a result, our Manager might not have an adequate incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. Consequently, we may be required to pay our Manager significant base management fees in a particular quarter despite experiencing a net loss or a decline in the value of our portfolio during that quarter. In addition, our Manager has the ability to earn incentive fees each quarter based on our Core Earnings, which may create an incentive for our Manager to invest in assets with higher yield potential, which are generally riskier or more speculative, or sell an asset prematurely for a gain, in an effort to increase our short-term net income and thereby increase the incentive fees to which it is entitled. If our interests and those of our Manager are not aligned, the execution of our business plan and our results of operations could be adversely affected, which could materially and adversely affect our ability to make distributions to our stockholders and the market price of our common stock.

Certain current or future private investment funds managed by Colony Capital or its affiliates may have the right to co-invest with us in certain of our target assets, which could adversely affect our ability to invest timely in our target assets, thereby materially and adversely affecting our results of operations and our ability to make distributions to our stockholders.

Certain current or future Co-Investment Funds managed by Colony Capital or its affiliates may have the right to co-invest with us in our target assets, subject to us and each Co-Investment Fund having capital available for investment and the determination by our Manager and the general partner of each Co-Investment Fund (which is or will be an affiliate of Colony Capital) that the proposed investment is suitable for us and such Co-Investment Fund, respectively. Currently, the Co-Investment Funds have the right to co-invest with us under certain circumstances. Depending on the circumstances, we may co-invest in a particular asset with one or any combination of the Co-Investment Funds. To the extent that a Co-Investment Fund has significant available capital, the likelihood that we may co-invest in a particular asset with such fund could increase significantly. We also expect that, in the future, Colony Capital will sponsor other Co-Investment Funds that primarily will invest in our target assets. To the extent that we acquire assets with Co-Investment Funds, our ability to invest our then available capital in revenue-generating assets in the near term may be hindered, which would have a material adverse effect on our results of operations and ability to make distributions to our stockholders.

Many of our investment activities have been structured as co-investments with one or more of the Co-Investment Funds. Accordingly, because affiliates of Colony Capital also manage the Co-Investment Funds and also may participate indirectly in the investments made by such Co-Investment Funds, and because fees payable to such affiliates by the Co-Investment Funds may be more advantageous than fees payable to our Manager, our interests in such investments may conflict with the interests of the Co-Investment Funds, and our Manager or its affiliates may take actions that may not be most favorable to us, including in the event of a default or restructuring of the assets subject to co-investment rights.

In addition, because the Co-Investment Funds are, and in the future likely will be, closed-end funds or other investment vehicles with finite lives, such Co-Investment Funds are expected to dispose of substantially all of the assets in their respective portfolios prior to termination. As a result, prior to such terminations, we may need to sell our interests in certain current or future co-investment assets before we otherwise would in order to avoid a potential conflict. Our decision to sell such interests will depend, among other things, on our ability to sell the interests at favorable prices or at all. It is also possible that our Manager or its affiliates who also manage such Co-Investment Funds may sell such co-investment assets at times or prices that are not in the best interests of us or our stockholders. In addition, to the extent that such Co-Investment Funds dispose of co-investment assets that are qualifying assets, we may be required to purchase additional qualifying assets (subject to the availability of capital at favorable prices or at all) or sell non-qualifying assets at inopportune times or prices in order to maintain our qualification as a REIT and our exemption from registration under the 1940 Act. Even if our interests are not in conflict with those of Co-Investment Funds, we may not realize the full economic benefits of the investment. If any of the foregoing were to occur, our Manager's ability to operate our business in a manner consistent with our business strategy could be hindered materially, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

Colony Capital and/or our Manager are also subject to certain allocation policies, subject to change in their discretion, in allocating investments among us and other current and future investment funds and vehicles managed by Colony Capital or its affiliates. See "Business—Co-Investment Funds."

The management agreement with our Manager was not negotiated on an arm's length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

Our executive officers and two of our five directors are executives of Colony Capital. Our management agreement was negotiated between related parties and its terms, including fees payable to our Manager, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the management agreement because of our desire to maintain our ongoing relationship with Colony Capital and its affiliates.

Termination of our management agreement could be costly and may cause us to be unable to execute our business plan.

Termination of the management agreement with our Manager without cause may be difficult and costly. Our independent directors review our Manager's performance and the fees that may be payable to our Manager annually and the management agreement may be terminated annually upon the affirmative vote of at least two-thirds of our independent directors based upon: (1) our Manager's unsatisfactory performance that is materially detrimental to us; or (2) a determination that the management fees payable to our Manager are not fair, subject to our Manager's right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. Our Manager will be provided 180 days prior written notice of any such a termination. Additionally, upon such a termination without cause, the management agreement provides that we will pay our Manager a termination fee equal to three times the sum of (a) the average annual base management fee and (b) the average annual incentive fee earned by the Manager, in each case during the prior 24-month period immediately preceding such termination, calculated as of the end of the most recently completed fiscal quarter before the date of termination.

The management agreement automatically renews for a one-year term on each anniversary of our IPO; provided, however, that our Manager may terminate the management agreement upon 180 days prior written notice. If the management agreement is terminated and we are unable to identify a suitable replacement to manage us, we may not be able to execute our business plan.

Our Manager manages our portfolio pursuant to very broad investment guidelines, and our board of directors does not approve each investment and financing decision made by our Manager unless required by our investment guidelines.

Our Manager is authorized to follow very broad investment guidelines established by our board of directors. Our board of directors periodically reviews our investment guidelines and our portfolio of assets but does not, and is not be required to, review all of our proposed investments, except in limited circumstances as set forth in our investment guidelines. In addition, in conducting periodic reviews, our board of directors may rely primarily on information provided to them by our Manager. Furthermore, transactions entered into by our Manager may be costly, difficult or impossible to unwind by the time they are reviewed by our board of directors. Our Manager has great latitude within the broad parameters of our investment guidelines in determining the types and amounts of assets in which to invest on our behalf, including making investments that may result in returns that are substantially below expectations or result in losses, which would materially and adversely affect our business and results of operations, or may otherwise not be in the best interests of our stockholders.

Our Manager's liability is limited under the management agreement and we have agreed to indemnify the Manager against certain liabilities.

Pursuant to the management agreement, our Manager will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us. Under the terms of the management agreement, our Manager, its officers, members, personnel, any person controlling or controlled by our Manager and any person providing sub-advisory services to our Manager will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary's stockholders or partners for acts or omissions performed in accordance with and pursuant to the management agreement, except those resulting from acts constituting gross negligence, willful misconduct, bad faith or reckless disregard of our Manager's duties under the management agreement. In addition, we have agreed to indemnify our Manager and each of its officers, directors, members, managers and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the management agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person's duties under the management agreement.

We do not own the Colony name, but have entered into a license agreement with an affiliate of Colony Capital granting us the right to use the Colony name. Use of the name by other parties or the termination of our license agreement may harm our business.

Concurrently with the closing of our IPO, we entered into a license agreement pursuant to which we have a non-exclusive, royalty-free license to use the name "Colony." Under this agreement, we have a right to use the "Colony" name as long as Colony Financial Manager, LLC remains our Manager pursuant to the management agreement. Colony Capital retains the right to continue using the "Colony" name. We also are unable to preclude Colony Capital from licensing or transferring the ownership of the "Colony" name to third parties, some of whom may compete against us. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of Colony Capital or others. Furthermore, in the event the license agreement is terminated, we will be required to change our name and cease using the "Colony" name. Any of these events could disrupt our recognition in the market place, damage any goodwill we may have generated and otherwise harm our business.

Risks Related to Our Business

We may change our business, investment, leverage and financing strategies without stockholder consent.

As the market evolves, we may change our business, investment and financing strategies without a vote of, or notice to, our stockholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this Annual Report. In particular, a change in our investment strategy, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, default risk and real estate market fluctuations. In addition, we may in the future use leverage at times and in amounts deemed prudent by our Manager in its discretion, and such decision would not be subject to stockholder approval. Furthermore, as the market evolves, our board of directors may determine that the commercial real estate market does not offer the potential for attractive risk-adjusted returns for an investment strategy that is consistent with our intention to elect and qualify to be taxed as a REIT and to operate in a manner to maintain our exemption from registration under the 1940 Act. For example, if our board of directors believes it would be advisable for us to be a more active seller of loans and securities, our board of directors may determine that we should conduct such business through a TRS, or that we should cease to maintain our REIT qualification. Changes to our strategies with regards to the foregoing could materially and adversely affect our financial condition, results of operations and our ability to make distributions to our stockholders.

Maintenance of our exemption from registration under the 1940 Act imposes significant limits on our operations, which may have a material adverse effect on our ability to execute our business strategy.

We have conducted, and intend to continue to conduct, our operations so as not to become regulated as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority- owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. Because we are a holding company that conducts its businesses primarily through wholly-owned or majority-owned subsidiaries, the securities issued by such subsidiaries that are relying on the exception from the definition of "investment company" contained in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a combined value in excess of 40% of the value of our total assets on an unconsolidated basis. This requirement limits the types of businesses in which we may engage through our subsidiaries.

Certain of our subsidiaries rely upon the exemption from registration as an investment company under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exemption generally requires that at least 55% of each such subsidiary's assets must be comprised of qualifying assets and at least 80% of each of their portfolios must be comprised of qualifying assets and real estate-related assets under the 1940 Act. Each of our subsidiaries relying on Section 3(c)(5)(C) relies on guidance published by the SEC staff or on our analyses of guidance published with respect to other types of assets to determine which assets are qualifying real estate assets and real estate-related assets. The SEC staff has not, however, published guidance with respect to the treatment of some of these assets under Section 3(c)(5)(C). To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in the subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

Certain of our subsidiaries may rely on the exemption provided by Section 3(c)(6) to the extent that they hold mortgage assets through majority-owned subsidiaries that rely on Section 3(c)(5)(C). The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6) and any guidance published by the staff could require us to adjust our strategy accordingly.

The determination of whether an entity is a majority-owned subsidiary of our company is made by us. The 1940 Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least 50% of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

There can be no assurance that the laws and regulations governing the 1940 Act status of our company, including the Division of Investment Management of the SEC providing more specific or different guidance regarding these exemptions, will not change in a manner that adversely affects our operations. Our Manager and its affiliates have limited experience managing a portfolio of assets in the manner necessary to maintain our exemption under the 1940 Act. If we or our subsidiaries fail to maintain our exemption, we could, among other things, be required either to (a) change the manner in which we conduct our operations to avoid being required to register as an investment company, (b) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company, any of which could negatively affect the value of our common stock, the sustainability of our business model, and our ability to make distributions which could have an adverse effect on our business and the market price for our shares of common stock. If we were required to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters. In addition, if we were required to register as an investment company, but failed to do so, we could be subject to criminal and civil actions. In addition, failure to maintain our 1940 Act exemption would permit our Manager to terminate the management agreement.

Rapid changes in the values of our real estate-related investments may make it more difficult for us to maintain our qualification as a REIT or exemption from the 1940 Act.

If the market value or income potential of real estate-related investments declines as a result of increased interest rates, prepayment rates or other factors, we may need to increase our real estate investments and income and/or liquidate our non-qualifying assets in order to maintain our REIT qualification or exemption from the 1940 Act. Given the illiquid nature of certain real estate investments, we can provide no assurances that we would be able to liquidate our non-qualifying assets at opportune times or prices, if at all, in order to maintain our REIT qualification and 1940 Act exemption. Similarly, we can provide no assurances that we would have sufficient capital or access to capital at favorable prices, if at all, if we were required to increase our qualifying real estate assets in order to maintain our REIT qualification and 1940 Act exemption. If the value of our assets fluctuates dramatically, our ability to maintain compliance may be particularly difficult, which may cause us to make investment decisions that we otherwise would not make absent the REIT and 1940 Act considerations.

Our current and future direct or indirect joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners' financial condition and liquidity and disputes between us and our joint venture partners.

We have entered into, and may in the future enter into, joint ventures, including with the Co-Investment Funds, the FDIC or otherwise, to acquire or originate our target assets. Such joint venture investments may involve risks not otherwise present when we acquire our target assets without partners, including the following:

- we do not have exclusive control over the asset or joint venture, which may prevent us from taking actions that are in our best interest;
- joint venture agreements often restrict the transfer of a partner's interest or may otherwise restrict our ability to sell the interest when we desire and/or on advantageous terms;
- any future joint venture agreements may contain buy-sell provisions pursuant to which one partner may initiate procedures requiring the other partner to choose between buying the other partner's interest or selling its interest to that partner;
- we may not be in a position to exercise sole decision-making authority regarding the asset or joint venture, which could create the potential risk of creating impasses on decisions, such as asset acquisitions or dispositions;
- a partner may, at any time, have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals;
- a partner may be in a position to take action contrary to our instructions, requests, policies or objectives, including our current policy with respect to maintaining our qualification as a REIT and our exemption from registration under the 1940 Act;

- a partner may fail to fund its share of required capital contributions or may become bankrupt, which may mean that we and any other remaining partners generally would remain liable for the joint venture's liabilities;
- our relationships with our partners are contractual in nature and may be terminated or dissolved under the terms of the applicable joint venture agreements and, in such event, we may not continue to own or operate the interests or assets underlying such relationship or may need to purchase such interests or assets at a premium to the market price to continue ownership;
- disputes between us and a partner may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and efforts on our business and could result in subjecting the assets owned by the joint venture to additional risk; or
- we may, in certain circumstances, be liable for the actions of a partner, and the activities of a partner could adversely affect our ability to qualify as a REIT or remain exempt from registration under the 1940 Act, even though we do not control the joint venture.

Any of the above might subject our assets to liabilities in excess of those contemplated and adversely affect the value of our current and future joint venture investments.

We require additional capital to continue to operate and grow our business and portfolio of target assets, and the failure to obtain such financing would have a material adverse effect on our business, financial condition, results of operations and ability to maintain our distributions to our stockholders.

We require capital to fund acquisitions and originations of our target assets, to fund our operations, including overhead costs and the management fee to our Manager, to fund distributions to our stockholders and to repay principal and interest on our borrowings. We expect to meet our capital requirements using cash on hand, cash flow generated from our operations, and principal and interest payments received from our investments. However, because of distribution requirements imposed on us to qualify as a REIT, which generally require that we distribute to our stockholders 90% of our taxable income, our ability to finance our growth must largely be funded by external sources of capital. As a result, we will have to rely on third-party sources of capital, including public and private offerings of securities and debt financings. Financing may not be available to us when needed, on favorable terms, or at all. In the event that we are unable to obtain adequate financing to fund or grow our business, it would have a material adverse effect on our ability to acquire additional assets and make our debt service payments and our financial condition, results of operations and the ability to fund our distributions to our stockholders would be materially adversely affected.

Risks Related to Our Investments

Our strategy of buying single-family homes for rental to tenants is subject to various risks, any of which could have a material adverse effect on our business and results of operations.

As part of our business strategy, through our investment in CSFR OP, we have acquired and expect to continue to acquire interests in single-family homes for the purpose of renting the homes to tenants. To the extent that we own interests in single-family homes, we will be subject to various risks, including the following:

- our ability to generate revenue from the single-family homes in which we own an interest will be dependent on the ability of tenants to pay rent, and the failure of a significant number of our tenants to pay rent timely or at all or a significant number of lease terminations could have a material adverse effect on our results of operations;
- the single-family homes in which we own an interest will compete with numerous housing alternatives in attracting residents, including other single-family homes and apartment communities, which may reduce occupancy levels and have a material adverse effect on our revenues;
- CSFR OP will compete for attractive acquisition opportunities against other sources of capital, including other private investment funds, pension funds and their advisors, individual home buyers, public and private REITs, foreign investors and various types of financial institutions and their affiliates, which could limit suitable investment opportunities or decrease returns and may have a material adverse effect on our revenues;
- the single-family homes in which we own an interest typically are, and homes we acquire in the future likely will be, located in markets that have been particularly susceptible to adverse local and national economic conditions, and there can be no assurances that future economic downturns will not adversely affect our ability to generate revenue from the homes or cause the market value of the homes to decline significantly;
- the rental markets in which the single-family homes are located may remain flat or deteriorate, which could limit the extent to which rental rates can be increased to satisfy increased expenses without having a material adverse effect on occupancy rates;

- the single-family homes in which we hold an interest are illiquid assets. Real estate investments generally cannot be disposed of quickly, especially when market conditions are poor, which could limit CSFR OP's ability to vary its portfolio promptly in response to changes in economic or other conditions and its ability to utilize sales proceeds as a source of liquidity, which may have a material adverse effect on our revenues;
- if we are unable to lease or re-lease vacant single-family homes, we will be subject to costs, including mortgage payments, insurance premiums, maintenance and real estate taxes, but will not have a source of revenue to satisfy such costs, which could have a material adverse effect on our results of operations;
- we are dependent on the performance of third-party managers to manage the leasing and maintenance of the single-family homes in which we own an interest, and our results of operations could be adversely affected if such third-party managers do not manage the homes in our best interests; and
- federal, state and local laws, regulations and ordinances, including landlord/tenant laws and regulations, could exist or be adopted that affect the terms of the leases to which the single-family homes are subject, which could affect our ability to manage the properties in a cost-effective manner.

If any of the foregoing risks were to occur, our business and results of operations could be materially and adversely affected.

CSFR OP may not be able to identify and make additional investments that are consistent with its investment objectives, which could have a material adverse effect on our business and results of operations.

CSFR OP has not yet identified anticipated future investments. We rely on the ability of CSFR OP's manager to identify, acquire and manage investments. Because such investments will occur over time, adverse changes in the financial and other relevant markets may reduce the number of investment opportunities available. CSFR OP may be unable to find a sufficient number of attractive opportunities to meet its investment objectives. CSFR OP's business may also be adversely affected if CSFR OP overvalues a property, if it is unable to quickly and efficiently renovate and lease its investment properties and/or if cost estimates for acquiring investment properties prove inaccurate, which could have a material adverse effect on our business and results of operations to the extent that CSFR OP's ability to make distributions to us is affected.

Some of the loans in our investment portfolio are in the process of being restructured or may otherwise be at risk, which could result in impairment charges and loan losses.

Some of loans in our investment portfolio are in the process of being restructured or may otherwise be under credit watch or at risk. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. If we determine that it is probable that we will not be able to collect all amounts due to us under the terms of a particular loan agreement, we could be required to recognize an impairment charge or a loss on the loan unless the loan's observable market price or the value of the collateral securing the loan exceeds the carrying value of the loan. If our assumptions regarding, among other things, the present value of expected future cash flows or the value of the collateral securing our loans are incorrect or general economic and financial conditions cause one or more borrowers to become unable to make payments under their loans, we could be required to recognize impairment charges, which could result in a material reduction in earnings in the period in which the loans are determined to be impaired and may adversely affect, perhaps materially, our financial condition, liquidity and the ability to make distributions to our stockholders.

An economic slowdown, recession or decline in real estate values may cause us to experience losses related to our assets, which may adversely affect our results of operations, the availability and cost of credit and cash available for distribution to our stockholders.

The risks associated with our investments may be more acute during periods of economic slowdown or recession, especially if these periods are accompanied by declining real estate values. Our results of operations are materially affected by conditions in the mortgage market, the commercial real estate markets, the financial markets and the economy generally. In the recent past, concerns about the mortgage market and a declining real estate market, as well as inflation, energy costs, geopolitical issues and the availability and cost of credit, have contributed to increased volatility and diminished expectations for the economy and markets. Furthermore, an economic slowdown may result in continued decreased demand for commercial property, forcing property owners to lower rents on properties with excess supply. To the extent that a property owner has fewer tenants or receives lower rents, such property owners will generate less cash flow on their properties, which increases significantly the likelihood that such property owners will default on their debt service obligations to us. If borrowers default, we may incur losses on our investments with them if the value of any collateral we foreclose upon is insufficient to cover the full amount of such investment, and the funds from such foreclosure may take a significant amount of time to realize. For the foregoing reasons, a weak economy also may result in the increased likelihood of re-default rates even after we have completed loan modifications. In addition, to the extent that we acquire direct interests in commercial or residential real estate, an economic slowdown could adversely impact, among other things, the ability of our tenants to pay rent on a timely basis, if at all, and could result in tenants terminating their leases, choosing not to renew their existing leases or reducing the amount of space that they rent. A deterioration of the real estate market may result in a decline in the market value of our investments or cause us to experience losses related to our assets, which may adversely affect our results of operations, the availability and cost of credit and our ability to make distributions to our stockholders.

In addition, an economic slowdown, recession or decline in real estate values may cause lenders and institutional investors to reduce and, in some cases, cease to provide funding to borrowers, including us, which could make it more difficult for us to obtain financing on favorable terms or at all, in the event that we seek to use leverage to acquire our target assets. Our profitability may be adversely affected if we are unable to obtain cost-effective financing for our assets.

We operate in a highly competitive market for investment opportunities, and competition may limit our ability to continue to acquire attractive investments on favorable terms or at all, which could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive market for investment opportunities. Our profitability depends, in large part, on our ability to acquire assets, including our target assets, at attractive prices. In acquiring assets, we compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds (including other funds managed by Colony Capital), commercial and investment banks, commercial finance and insurance companies and other financial institutions, many of whom are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Several other REITs have recently raised, and may raise significant amounts of capital in the future, and may have investment objectives that overlap with ours, which will likely create additional competition for investment opportunities. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us, such as funding from the U.S. Government, if we are not eligible to participate in programs established by the U.S. Government as well as borrowings that are governed by the FDIC. In addition, many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, competition for investments may result in an increase in the price of such assets, which may further limit our ability to generate attractive risk-adjusted returns. Moreover, as the conditions in the mortgage market, the financial markets and the economy improve, the availability of commercial mortgage loans that meet our investment objectives and strategies will likely decrease, which will increase competition and may limit us from making investments in our target assets. As a result of such increased competition, we cannot assure you that we will be able to identify and make additional investments that are consistent with our investment objectives, which could have a material adverse effect on our business, financial condition and results of operations.

Our real estate assets are subject to risks particular to real property, any of which could reduce our return from an affected property or asset and reduce or eliminate our ability to make distributions to our stockholders.

Our real estate investments, including the real estate investments in which we hold an indirect interest through CSFR OP, are subject to various risks, including:

- acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses;
- acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;
- adverse changes in national and local economic and market conditions;
- changes in, and related costs of compliance with, governmental laws and regulations, fiscal policies and zoning ordinances;
- costs of remediation and liabilities associated with environmental conditions such as indoor mold; and
- the potential for uninsured or under-insured property losses.

If any of these or similar events occurs, it may reduce our return from an affected property or asset and reduce or eliminate our ability to make distributions to stockholders.

In addition, under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of a property underlying one of our debt investments becomes liable for removal costs, the ability of the owner to make payments to us may be reduced, which in turn may adversely affect the value of the asset held by us and our ability to make distributions to our stockholders. If we acquire a property through foreclosure or otherwise, the presence of hazardous substances on such property may adversely affect our ability to sell the property and we may incur substantial remediation costs, which could have a material adverse effect on our results of operations, financial condition and our ability to make distributions to our stockholders.

To the extent that we acquire equity interests in real estate either directly, or indirectly through our investment in CSFR OP, we will depend on tenants for revenue and, accordingly, lease terminations and/or tenant defaults, particularly by one or more large tenants, could have a material adverse effect on us.

To the extent that we acquire direct or indirect equity interests in commercial or residential real estate including our investment in CSFR OP, the success of our investments will depend on the financial stability of our tenants, any of whom may experience a change in their business or economic status at any time. If current economic conditions do not stabilize or worsen, tenants occupying the commercial or residential real estate that we may acquire may delay lease commencements, decline to extend or renew their leases upon expiration, fail to make rental payments when due, or declare bankruptcy. Any of these actions could result in the termination of the tenants' leases, or expiration of existing leases without renewal, and the loss of rental income attributable to the terminated or expired leases. In the event of a tenant default or bankruptcy, we or CSFR OP may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment and re-letting our property. If a significant number of leases, or leases for one or more large tenants, are terminated or defaulted upon, we or CSFR OP may be unable to lease the property for the rent previously received or sell the property without incurring a loss. In addition, significant expenditures, such as mortgage payments, real estate taxes and insurance and maintenance costs, are generally fixed and do not decrease when revenues at the related property decrease. If any of the foregoing were to occur, it could have a material adverse effect on our cash flows, results of operations and our ability to make distributions to our stockholders.

A portion of our investments currently are, and in the future may be, in the form of non-performing and sub-performing commercial mortgage loans, or loans that may become non-performing and sub-performing, which are subject to increased risks relative to performing loans.

A portion of our investments currently are, and in the future may be, in the form of whole loan mortgages, including subprime commercial mortgage loans and non-performing and sub-performing commercial mortgage loans, which are subject to increased risks of loss. Such loans may already be, or may become, non-performing or sub-performing for a variety of reasons, including, without limitation, because the underlying property is too highly leveraged or the borrower falls upon financial distress, in either case, resulting in the borrower being unable to meet its debt service obligations to us. Such non-performing or sub-performing loans may require a substantial amount of workout negotiations and/or restructuring, which may divert the attention of our Manager and management from other activities and entail, among other things, a substantial reduction in the interest rate, capitalization of interest payments and a substantial write-down of the principal of the loan. However, even if such restructuring were successfully accomplished, a risk exists that the borrower will not be able or willing to maintain the restructured payments or refinance the restructured mortgage upon maturity.

In addition, certain non-performing or sub-performing loans that we acquire may have been originated by financial institutions that are or may become insolvent, suffer from serious financial stress or are no longer in existence. As a result, the standards by which such loans were originated, the recourse to the selling institution, and/or the standards by which such loans are being serviced or operated may be adversely affected. Further, loans on properties operating under the close supervision of a mortgage lender are, in certain circumstances, subject to certain additional potential liabilities that may exceed the value of our investment.

In the future, it is possible that we may find it necessary or desirable to foreclose on some, if not many, of the loans we acquire, and the foreclosure process may be lengthy and expensive. Borrowers or junior lenders may resist mortgage foreclosure actions by asserting numerous claims, counterclaims and defenses against us including, without limitation, numerous lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action and force the lender into a modification of the loan or capital structure or a favorable buy-out of the borrower's or junior lender's position. In some states, foreclosure actions can sometimes take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file, or a junior lender may cause the borrower to file, for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process. Foreclosure and associated litigation may create a negative public perception of the related mortgaged property, resulting in a diminution of its value. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us, and the borrower and junior lenders may continue to challenge whether the foreclosure process was commercially reasonable, which could result in additional costs and potential liability. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property, or defending challenges brought after the completion of a foreclosure, will further reduce the proceeds and thus increase the loss. Any such reductions could materially and adversely affect the value of the commercial loans in which we invest.

Whether or not our Manager has participated in the negotiation of the terms of any such mortgages, there can be no assurance as to the adequacy of the protection of the terms of the loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims may be asserted that might interfere with enforcement of our rights. In the event of a foreclosure, we may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Any costs or delays involved in the effectuation of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss.

Whole loan mortgages are also subject to "special hazard" risk (property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies), and to bankruptcy risk (reduction in a borrower's mortgage debt by a bankruptcy court). In addition, claims may be assessed against us on account of our position as mortgage holder or property owner, including responsibility for tax payments, environmental hazards and other liabilities, which could have a material adverse effect on our results of operations, financial condition and our ability to make distributions to our stockholders.

Our ownership of equity interests in an entity that owns a portfolio of hotels subjects us to various risks associated with operating in the lodging industry, any of which could have a material adverse effect on us, including our future results of operations.

In January 2012, we and a co-investment fund, through ColFin JIH Propco, LLC ("JIH Propco"), foreclosed on a mezzanine loan that was secured by the equity interests in an entity that owned and operated a portfolio of 103 limited service hotels and took title to the equity interests in such entity. As a result, we own an indirect interest in the hotels previously owned and operated by such entity. In October 2012, the debtors on the mortgage loan secured by the hotel properties, which are now wholly-owned subsidiaries of JIH Propco, filed a plan of reorganization with the U.S. Bankruptcy Court for the District of Delaware. The plan was approved and accomplished a number of matters, including a restructure of the existing debt, the sale of a minority equity interest to our new partners, a change in hotel management, and a re-flagging of the hotels with various nationally recognized brands. Following the reorganization, the properties are owned by one of our subsidiaries and leased to another of our subsidiaries that operates the properties. Our indirect ownership and operation of the hotels subjects us to various risks common to the lodging industry that could adversely affect our results of operations, including, among others, the following:

- Lodging assets have different economic characteristics than many other real estate assets. A typical office property, for example, has long-term leases with third-party tenants, which provides a relatively stable long-term stream of revenue. Hotels, on the other hand, generate revenue from guests that typically stay at the hotel for only a few nights, which causes the room rate and occupancy levels to change every day, and results in earnings that can be highly volatile;
- The lodging industry has been adversely affected by the recent economic recession and continued economic uncertainty to a greater extent than many other industries. If the anticipated economic recovery continues to be weak and protracted, or if the U.S. economy falls into another recession, the performance of the hotels could be materially and adversely affected;
- To maintain our qualification as a REIT for U.S. federal income tax purposes, we generally cannot operate or manage the hotels.
- Consequently, we will not control the day-to-day operation of the hotels and must rely on the ability of the third-party hotel managers to operate the hotels successfully and in our best interests. As a result, we are subject to the risk that the third-party managers do not perform to our expectations or otherwise do not manage the hotels in our best interests;
- The hotels operate under franchise agreements that require maintaining the franchisors' operating standards and satisfying other terms and conditions that could require the expenditure of significant amounts of money. Failure to maintain these standards or satisfy other terms and conditions could result in a franchise license being canceled. The loss of a franchise license could materially and adversely affect the operations or the underlying value of the hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor, which could adversely affect the financial performance of the hotels;
- The lodging industry is highly competitive and other hotel owners may have an operating model that allows them to offer guestrooms at lower rates than those offered at the hotels we own an interest in, which could adversely affect demand for guestrooms and the financial performance of the hotels;
- The seasonality of the lodging industry often results in significant fluctuations in occupancy, revenues and operating expenses, which could adversely affect the financial performance of the hotels;
- Restrictive covenants in certain of the hotel management and franchise agreements may limit the ability to sell or refinance a hotel without the consent of the hotel management company or franchisor, which could materially impede our ability to take actions with respect to the hotels that are in the best interests of our stockholders; and
- The performance of the hotels may be materially affected by events beyond our control, such as terrorist attacks, travel related health concerns including pandemics and epidemics, imposition of taxes or surcharges by regulatory authorities, travel-related accidents and unusual weather patterns, including natural disasters such as hurricanes and environmental disasters.

Any of the foregoing risks could materially and adversely affect our results of operations, cash flows and ability to make distributions to our stockholders.

The supply of commercial mortgage loans that meet our investment objectives and strategies will likely decrease as the economy improves, which may cause us to adjust our investment strategies.

We believe that there continue to be unique market opportunities to acquire commercial mortgage loans and mortgage-related assets at significant discounts to their unpaid principal balances. However, as conditions in the mortgage market, the financial markets and the economy improve, the availability of commercial mortgage loans that meet our investment objective and strategies will likely decrease, which could prevent us from implementing our business strategies. At such time, we will reevaluate our investment strategies with a view of maximizing the returns from our investment portfolio and identifying other dislocations and opportunities in real estate-related assets, but there can be no assurance that any of our strategies will be successful.

Concerns regarding the European debt crisis and market perceptions concerning the instability of the euro could adversely affect our business, results of operations and financing.

Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. These concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the euro currency entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could materially adversely affect the value of our euro-denominated assets and obligations.

The commercial mortgage loans that we acquire or originate and the mortgage loans underlying our CMBS investments are subject to the ability of the property owner to generate net income from operating the property as well as the risks of delinquency and foreclosure.

The ability of a commercial mortgage borrower to repay a loan secured by an income-producing property, such as a multi-family or commercial property, typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income producing property can be affected by, among other things, tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expense or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest and civil disturbances.

Most commercial mortgage loans underlying CMBS are effectively nonrecourse obligations of the borrower, meaning that there is no recourse against the borrower's assets other than the underlying collateral. In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral (or our ability to realize such value through foreclosure) and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our results of operations and cash flow from operations and limit amounts available for distribution to our stockholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

Our CMBS investments are subject to the risks of the securitization process, as well as all of the risks of the underlying mortgage loans.

CMBS are subject to several risks created through the securitization process, as well as all of the risks of the underlying mortgage loans. Subordinate CMBS are paid interest only to the extent that there are funds available to make payments. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which we invest, we may not be able to recover all of our investment in the securities we purchase. Furthermore, to the extent the collateral pool includes delinquent loans, there is a risk that interest payments on subordinate CMBS will not be fully paid.

Our investments in non-investment grade rated loans, corporate bank debt and debt securities of commercial real estate operating or finance companies will be subject to the specific risks relating to the particular company and to the general risks of investing in real estate-related loans and securities, which may result in significant losses.

Some of our investments do not conform to conventional loan standards applied by traditional lenders and either will not be rated or will be rated as non-investment grade by the rating agencies. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. As a result, these investments have a higher risk of default and loss than investment grade rated assets. We also may invest in corporate bank debt and debt securities of commercial real estate operating or finance companies. These investments will involve special risks relating to the particular company, including its financial condition, liquidity, results of operations, business and prospects. In particular, the debt securities are often non-collateralized and may be subordinated to its other obligations. There are no limits on the percentage of unrated or non-investment grade rated assets we may hold in our investment portfolio.

These investments will also subject us to the risks inherent with real estate-related investments referred to in our Annual Report, including the risks described with respect to commercial properties and similar risks, including:

- risks of delinquency and foreclosure, and risks of loss in the event thereof;
- the dependence upon the successful operation of, and net income from, real property;
- risks generally incident to interests in real property; and
- risks specific to the type and use of a particular property.

These risks may adversely affect the value of our investments in commercial real estate operating and finance companies and the ability of the issuers thereof to make principal and interest payments in a timely manner, or at all, and could result in significant losses, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

Our B-Notes may be subject to additional risks related to the privately negotiated structure and terms of the transaction, which may result in losses to us.

We currently hold and may acquire additional B-Notes in the future. A B-Note is a mortgage loan typically (1) secured by a first mortgage on a single large commercial property or group of related properties (and therefore reflect the risks associated with significant concentration) and (2) subordinated to an A-Note secured by the same first mortgage on the same collateral. A privately negotiated intercreditor agreement between the holders of the A- and B-Notes may restrict the rights of the B-Note holders. In particular, the intercreditor agreement may prohibit the B-Note holder from calling the loan, making modifications with respect to the loan or filing a bankruptcy petition without the consent of the A-Note holder. As a result, to the extent that we acquire B-Notes, the A-Note holder may take actions that we do not agree with and that are not in our stockholders' best interests.

In addition, because the rights of the B-Note holder are subordinated to the rights of the A-Note holder, the B-Note may be the first to incur loss if the loan does not perform and the collateral value diminishes. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. If there are insufficient funds after payment to the A-Note holders, we could incur significant losses related to our B-Notes, which would result in operating losses for us and may limit our ability to make distributions to our stockholders.

Our existing mezzanine loan assets and those that we may originate or acquire in the future are subject to greater risks of loss than senior loans secured by income-producing properties.

We currently own interests in mezzanine loans and may originate or acquire additional mezzanine loans (or interests in mezzanine loans). Mezzanine loans take the form of subordinated loans secured by junior participations in mortgages or second mortgages on the underlying property, or loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. These types of assets involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property, because the loan may be foreclosed on by the senior lender. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements between the holder of the senior mortgage loan and us, as the mezzanine lender, may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies and control decisions made in bankruptcy proceedings relating to borrowers. As a result, we may not recover some or all of our investment, which could result in losses. In addition, even if we are able to foreclose on the underlying collateral following a default on a mezzanine loan, we would replace the defaulting borrower and, to the extent income generated on the underlying property is insufficient to meet outstanding debt obligations on the property, we may need to commit substantial additional capital to stabilize the property and prevent additional defaults to lenders with remaining liens on the property. Significant losses related to our current or future mezzanine loans could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

The bridge loans that we may originate and/or acquire will involve a greater risk of loss than traditional investment-grade mortgage loans with fully insured borrowers.

We may originate and/or acquire bridge loans secured by first lien mortgages on a property to borrowers who are typically seeking short-term capital to be used in an acquisition, construction or rehabilitation of a property. The typical borrower under a bridge loan has usually identified an undervalued asset that has been under-managed and/or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management and/or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and we bear the risk that we may not recover some or all of our initial expenditure.

In addition, borrowers usually use the proceeds of a conventional mortgage to repay a bridge loan. Bridge loans therefore are subject to risks of a borrower's inability to obtain permanent financing to repay the bridge loan. Bridge loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and "special hazard" losses that are not covered by standard hazard insurance. In the event of any default under bridge loans held by us, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the bridge loan. To the extent we suffer such losses with respect to our bridge loans, the value of our company and the price of our shares of common stock may be adversely affected.

We may acquire non-Agency RMBS collateralized by subprime and Alt A mortgage loans, which are subject to increased risks.

We also may acquire non-Agency RMBS, which are backed by residential real estate property but, in contrast to Agency RMBS, their principal and interest are not guaranteed by federally chartered entities such as the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation, and, in the case of the Government National Mortgage Association, the U.S. Government. We may acquire non-Agency RMBS backed by collateral pools of mortgage loans that have been originated using underwriting standards that are less restrictive than those used in underwriting "prime mortgage loans" and "Alt A mortgage loans." These lower standards include mortgage loans made to borrowers having imperfect or impaired credit histories, mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgage property, mortgage loans made to borrowers with low credit scores, mortgage loans made to borrowers who have other debt that represents a large portion of their income and mortgage loans made to borrowers whose income is not required to be disclosed or verified. Due to current economic conditions, including fluctuations in interest rates and lower home prices, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience delinquency, foreclosure, bankruptcy and loss rates that are higher, and that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. Thus, because of the higher delinquency rates and losses associated with subprime mortgage loans, the performance of non-Agency RMBS backed by subprime mortgage loans that we may acquire could be adversely affected, which could materially and adversely impact our results of operations, financial condition and business.

We may invest in derivative instruments, which would subject us to increased risk of loss.

Subject to maintaining our qualification as a REIT, we may invest in derivative instruments. The prices of derivative instruments, including futures and options, are highly volatile. Payments made pursuant to swap agreements may also be highly volatile. Price movements of futures and options contracts and payments pursuant to swap agreements are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. The value of futures, options and swap agreements also depends upon the value of the assets underlying them. In addition, our assets are also subject to the risk of the failure of any of the exchanges on which our positions trade or of our clearinghouses or counterparties.

We may buy or sell (write) both call options and put options, and when we write options, we may do so on a "covered" or an "uncovered" basis. A call option is "covered" when the writer owns securities of the same class and amount as those to which the call option applies. A put option is covered when the writer has an open short position in securities of the relevant class and amount. Our option transactions may be part of a hedging strategy (i.e., offsetting the risk involved in another securities position) or a form of leverage, in which we will have the right to benefit from price movements in a large number of securities with a small commitment of capital. These activities involve risks that can be substantial, depending on the circumstances.

In general, without taking into account other positions or transactions we may enter into, the principal risks involved in options trading can be described as follows: when we buy an option, a decrease (or inadequate increase) in the price of the underlying security in the case of a call, or an increase (or inadequate decrease) in the price of the underlying security in the case of a put, could result in a total loss of our investment in the option (including commissions). We could mitigate those losses by selling short, or buying puts on, the securities for which we hold call options, or by taking a long position (e.g., by buying the securities or buying calls on them) in securities underlying put options.

When we sell (write) an option, the risk can be substantially greater than when we buy an option. The seller of an uncovered call option bears the risk of an increase in the market price of the underlying security above the exercise price. The risk is theoretically unlimited unless the option is "covered," in which case we would forego the opportunity for profit on the underlying security only to the extent the market price of the security rises above the exercise price. If the price of the underlying security were to drop below the exercise price, the premium received on the option (after transaction costs) would provide profit which, in the case of a covered call, would reduce or offset any loss we might suffer as a result of owning the security. The Commodity Futures Trading Commission and certain commodity exchanges have established limits referred to as speculative position limits or position limits on the maximum net long or net short position which any person or group of persons may hold or control in particular futures and options. Limits on trading in options contracts also have been established by the various options exchanges. It is possible that the trading decisions may have to be modified and that positions held may have to be liquidated in order to avoid exceeding such limits. Such modification or liquidation, if required, could adversely affect our results of operations, financial condition and business.

We may invest in credit default swaps, which may subject us to an increased risk of loss.

Subject to maintaining our qualification as a REIT, we may invest in CDSs. A CDS is a contract between two parties which transfers the risk of loss if a borrower fails to pay principal or interest on time or files for bankruptcy. CDS can be used to hedge a portion of the default risk on a single corporate debt or a portfolio of loans. In addition, CDS can be used to implement our Manager's view that a particular credit, or group of credits, will experience credit improvement. In the case of expected credit improvement, we may "write" credit default protection in which we receive spread income. We may also "purchase" credit default protection even in the case in which we do not own the referenced instrument if, in the judgment of our Manager, there is a high likelihood of credit deterioration. The CDS market in high yield securities is comparatively new and rapidly evolving compared to the CDS market for more seasoned and liquid investment grade securities. Swap transactions dependent upon credit events are priced incorporating many variables, including the potential loss upon default. As such, there are many factors upon which market participants may have divergent views.

We may invest in construction loans, which may expose us to an increased risk of loss.

We may invest in construction loans. If we fail to fund our entire commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including: a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete it from other sources; a borrower claim against us for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for the loan.

Participating interests may not be available and, even if obtained, may not be realized.

In connection with the origination or acquisition of certain structured finance assets, we have obtained, and subject to maintaining our qualification as a REIT, may obtain in the future, participating interests, or equity "kickers," in the owner of the property that entitle us to payments based upon a development's cash flow or profits or any increase in the value of the property that would be realized upon a refinancing or sale thereof. Competition for participating interests is dependent to a large degree upon market conditions. Participating interests are more difficult to obtain when real estate financing is available at relatively low interest rates. Participating interests are not insured or guaranteed by any governmental entity and are therefore subject to the general risks inherent in real estate investments. Therefore, there can be no assurance that such interests will result in additional payments to us.

The residential mortgage loans that we may originate and/or acquire, and that underlie the RMBS we may acquire, are subject to risks particular to investments secured by mortgage loans on residential property.

Residential mortgage loans are secured by single-family residential property and are subject to risks of delinquency, foreclosure and loss. The ability of a borrower to repay a loan secured by a residential property typically is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, acts of God, terrorism, social unrest and civil disturbances, may impair borrowers' abilities to repay their loans. In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. In addition, if the federal or a U.S. state government imposes freezes on the ability of lenders to foreclose on residential property or requires lenders to modify loans, we may be precluded from foreclosing on, or exercising other remedies with respect to, the property underlying loans, or may be required to accept modifications not favorable to us.

To the extent that we purchase or originate residential mortgage loans, we may be subject to liability for potential violations of predatory lending laws, which could adversely impact our results of operations, financial condition and business.

Various U.S. federal, state and local laws have been enacted that are designed to discourage predatory lending practices. The federal Home Ownership and Equity Protection Act of 1994 ("HOEPA"), prohibits inclusion of certain provisions in residential mortgage loans that have mortgage rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in the HOEPA. In addition, under the anti-predatory lending laws of some states, the origination of certain residential mortgage loans, including loans that are not classified as "high cost" loans under applicable law, must satisfy a net tangible benefits test with respect to the related borrower. This test may be highly subjective and open to interpretation. As a result, a court may determine that a residential mortgage loan, for example, does not meet the test even if the related originator reasonably believed that the test was satisfied.

To the extent that we originate residential mortgage loans, we would be required to comply with these laws. In addition, if we purchase residential mortgage loans from residential mortgage loan originators or servicers who failed to comply with these laws as an assignee or purchaser to the related residential mortgage loans, we could be subject to monetary penalties and the borrowers could rescind the affected residential mortgage loans. Lawsuits have been brought in various states making claims against assignees or purchasers of high cost loans for violations of state law. Named defendants in these cases have included numerous participants within the secondary mortgage market. If any of our loans are found to have been originated in violation of predatory or abusive lending laws, we could incur losses, which could materially and adversely impact our results of operations, financial condition and business.

Increases in interest rates could adversely affect the value of our investments and cause our interest expense to increase, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to our stockholders.

Our investment in certain assets will generally decline in value if long-term interest rates increase. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our stockholders. A significant risk associated with our target assets is the risk that both long-term and short-term interest rates will increase significantly. If long-term rates increased significantly, the market value of these investments would decline, and the duration and weighted average life of the investments would increase. As a result, we could realize a loss if the investments were sold.

In addition, in a period of rising interest rates, our operating results will depend in large part on the difference between the income from our assets and financing costs. We anticipate that, in most cases, the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Increases in these rates will tend to decrease our net income and the market value of our assets.

Rising interest rates may also cause our target assets that were issued prior to an interest rate increase to provide yields that are below prevailing market interest rates. If rising interest rates cause us to be unable to acquire a sufficient volume of our target assets with a yield that is above our borrowing cost, our ability to satisfy our investment objectives and to generate income and pay dividends may be materially and adversely affected. An increase in interest rates may cause a decrease in the volume of certain of our target assets, which could adversely affect our ability to acquire target assets that satisfy our investment objectives and to generate income and make distributions to our stockholders.

The relationship between short-term and longer-term interest rates is often referred to as the "yield curve." Ordinarily, short-term interest rates are lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because we expect our investments, on average, generally will bear interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net income and the market value of our net assets. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new investments and available borrowing rates may decline, which would likely decrease our net income. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses. As a result of the foregoing, significant fluctuations in interest rates could materially and adversely affect our results of operations, financial conditions and our ability to make distributions to our stockholders.

We may experience a decline in the fair value of our assets, which could materially and adversely affect our results of operations, financial condition and our ability to make distributions to our stockholders.

A decline in the fair market value of our assets may require us to recognize an "other-than-temporary" impairment against such assets under accounting principles generally accepted in the United States of America ("GAAP") if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale. If we experience a decline in the fair value of our assets, our results of operations, financial condition and our ability to make distributions to our stockholders could be materially and adversely affected.

Some of our portfolio investments will be recorded at fair value and, as a result, there will be uncertainty as to the value of these investments.

Some of our portfolio investments will be in the form of positions or securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable. Depending on whether these securities and other investments are classified as available-for-sale or held-to-maturity, we will value certain of these investments quarterly at fair value, as determined in accordance with GAAP. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

Valuations of certain assets in which we may invest may be difficult to obtain or unreliable. In general, third-party dealers and pricing services heavily disclaim their valuations. Dealers may claim to furnish valuations only as an accommodation and without special compensation, and so they may disclaim any and all liability for any direct, incidental or consequential damages arising out of any inaccuracy or incompleteness in valuations, including any act of negligence or breach of any warranty. Depending on the complexity and illiquidity of an asset, valuations of the same asset can vary substantially from one dealer or pricing service to another. Therefore, conflicts of interest may exist to the extent that our Manager is involved in the determination of the fair value of our investments. Additionally, our results of operations for a given period could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal. During periods of market uncertainty and volatility, the valuation process may be particularly challenging and more unpredictable.

Accounting rules for certain of our investments are highly complex and involve significant judgment and assumptions, and changes in such rules, accounting interpretations or our assumptions could adversely impact our ability to timely and accurately prepare our financial statements.

Accounting rules for mortgage loan sales and securitizations, valuations of financial instruments, investment consolidations and other aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in preparation of financial information and the delivery of this information to our stockholders. Changes in accounting rules, interpretations or our assumptions could undermine our ability to prepare timely and accurate financial statements, which could result in a lack of investor confidence in our publicly filed information and could materially and adversely affect the market price of our common stock.

Prepayment rates may adversely affect the value of our portfolio of assets.

The value of our assets may be affected by prepayment rates on mortgage loans. If we acquire mortgage-related securities or a pool of mortgage securities, we anticipate that the underlying mortgages will prepay at a projected rate generating an expected yield. If we purchase assets at a premium to par value, when borrowers prepay their mortgage loans faster than expected, the corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will have to amortize the related premium on an accelerated basis. Conversely, if we purchase assets at a discount to par value, when borrowers prepay their mortgage loans slower than expected, the decrease in corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will not be able to accrete the related discount as quickly as originally anticipated. Prepayment rates on loans may be affected by a number of factors including, but not limited to, the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the mortgage loans, possible changes in tax laws, other opportunities for investment, and other economic, social, geographic, demographic and legal factors and other factors beyond our control. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment or other such risks. In periods of declining interest rates, prepayment rates on mortgage loans generally increase. If general interest rates decline at the same time, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the assets that were prepaid. In addition, as a result of the risk of prepayment, the market value of the prepaid assets may benefit less than other fixed income securities from declining interest rates.

Recent market conditions may make it more difficult for us to analyze potential investment opportunities or our portfolio of assets.

Our success depends, in part, on our ability to analyze effectively potential investment opportunities in order to assess the level of risk-adjusted returns that we should expect from any particular investment. To estimate the value of a particular asset, our Manager and its affiliates may use historical assumptions that may or may not be appropriate in light of the downturn in the real estate market and general economy in recent years. To the extent that our Manager uses historical assumptions that are inappropriate under current market conditions, we may overpay for an asset or acquire an asset that we otherwise might not acquire, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

In addition, as part of our overall portfolio risk management, we analyze interest rate changes and prepayment trends separately and collectively to assess their effects on our portfolio of assets. In conducting our analysis, we depend on certain assumptions based upon historical trends with respect to the relationship between interest rates and prepayments under normal market conditions. Recent dislocations in the mortgage market or other developments may change the way that prepayment trends have historically responded to interest rate changes, which may adversely affect our ability to (1) assess the market value of our portfolio of assets, (2) implement our hedging strategies and (3) implement techniques to reduce our prepayment rate volatility. If our estimates prove to be incorrect or our hedges do not adequately mitigate the impact of changes in interest rates or prepayments, we may incur losses that could materially and adversely affect our financial condition, results of operations and our ability to make distributions to our stockholders.

Many of our investments may be illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

Investments in mortgage-related assets generally experience periods of illiquidity, including during the recent period of delinquencies and defaults with respect to commercial and residential mortgage loans. The lack of liquidity may result from the absence of a willing buyer or an established market for these assets, as well as legal or contractual restrictions on resale or the unavailability of financing for these assets. In addition, certain of our target assets, such as B-Notes, mezzanine loans and bridge and other loans, are also particularly illiquid investments due to their short life, their potential unsuitability for securitization and the greater difficulty of recovery in the event of a borrower's default. Further, we may face other restrictions on our ability to liquidate an investment in a business entity to the extent that we or our Manager has or could be attributed with material, non-public information regarding such business entity. The illiquidity of our investments may make it difficult for us to sell such investments at advantageous times or in a timely manner if the need or desire arises, including, if necessary, to maintain our status as a REIT or to maintain our exemption from the 1940 Act. Moreover, turbulent market conditions, such as those currently in effect, could significantly and negatively affect the liquidity of our assets. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which may cause us to incur losses. If we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our assets. If and to the extent that we use leverage to finance our investments that are or become liquid, the adverse impact on us related to trying to sell assets in a short period of time for cash could be greatly exacerbated.

If borrowers under our loans or purchasers of our assets pay us in the form of debt or equity securities, a decline in the value of such securities could cause the value of our investment to decrease significantly or we could incur a loss, either of which could have a material adverse effect on our results of operations.

Some of our loans may contain payment-in-kind provisions that permit the borrower to pay us principal and/or interest in the form of debt or equity securities rather than cash. In addition, in connection with the sale of our assets, we may receive debt or equity securities as payment for all or part of the purchase price. To the extent that we receive debt or equity securities as payments-in-kind under our loan agreements or as full or partial consideration for assets that we sell, a decline in the value of such securities could cause the value of our investment to decrease significantly or we could incur a loss, either of which could have a material adverse effect on our results of operations.

Our investments may be concentrated and will be subject to risk of default.

We are not required to observe specific diversification criteria, except as may be set forth in the investment guidelines adopted by our board of directors. Therefore, our investments may at times be concentrated in certain asset types that are subject to a higher risk of non-performance or foreclosure, or secured by a single property, related properties or properties concentrated in a limited number of geographic locations. To the extent that our portfolio is concentrated in any one region or type of asset, downturns relating generally to such region or type of asset may result in defaults on a number of our investments within a short time period, which may materially and adversely affect our results of operations, the value of our common stock and our ability to pay dividends to our stockholders.

Any credit ratings assigned to our investments will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.

Some of our investments may be rated by Moody's Investors Service, Fitch Ratings or Standard & Poor's. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value of these investments could significantly decline, which would adversely affect the value of our investment portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us.

Our investments in joint ventures that do not use the U.S. dollar as a functional currency subject us to currency rate exposure and the uncertainty of foreign laws and markets.

We have investments in joint ventures that are denominated in Euros, which exposes us to foreign currency risk. A change in foreign currency exchange rates may have an adverse impact on the valuation of our equity investments in foreign joint ventures. Although we generally use collars (consisting of caps and floors) to hedge the foreign currency exposure of our investments, we may not be able to do so successfully and may incur losses on these equity investments as a result of exchange rate fluctuations. In addition, equity investments in foreign countries also subject us to risks of multiple and conflicting tax laws and regulations and political and economic instability abroad, which could adversely affect our receipt of distributions from these investments.

Risks Related to Our Financing and Hedging Activities

The documents that govern our credit facility restrict our ability to engage in certain activities and require mandatory prepayment in certain circumstances, either of which could materially adversely affect our growth prospects, financial condition and ability to make distributions to our stockholders.

The documents that govern our credit facility contain customary negative covenants and other financial and operating covenants that, among other things may:

- restrict our and our subsidiaries' ability to incur additional indebtedness;
- restrict our and our subsidiaries' ability to make certain investments;
- restrict our and our subsidiaries' ability to merge with another company;
- restrict our and our subsidiaries' ability to create, incur or assume liens;
- restrict our and our subsidiaries' ability to sell, transfer or restructure our assets for any reason;
- restrict our ability to make distributions to our stockholders; and
- require us to maintain certain financial coverage ratios.

These restrictions may limit our ability to make additional investments and our flexibility in planning for, or reacting to, changes in our business and industry, which could materially adversely affect our growth prospects and financial condition. In particular, our credit facility has a covenant limiting our ability to make distributions to our stockholders for any fiscal year to the greater of (i) 95% of our net income (determined in accordance with U.S. generally accepted accounting principles), excluding non-cash impairment charges, write-downs or losses and (ii) the amount required to eliminate 110% of our taxable income as a REIT or such other amount as is necessary for us to maintain our status as a REIT under the Internal Revenue Code. In addition, during an event of default under the documents that govern our credit facility, we are restricted, in certain circumstances, from making any distributions in respect of our equity securities, including distributions to our stockholders necessary to maintain our qualification as a REIT, which could cause us to lose our REIT qualification and become subject to U.S. federal income tax.

Our credit facility matures on August 30, 2013. If we are unable to extend our credit facility, or are unable to do so on favorable terms, we may be required to sell assets, raise additional equity or other capital and/or obtain additional financing prior to final maturity, which could materially adversely affect our growth prospects, financial condition and ability to make distributions to our stockholders.

Our credit facility matures on August 30, 2013. Any loans outstanding under the credit facility upon maturity will convert automatically to fully amortizing one-year term loans payable in quarterly installments. If we are unable to extend our credit facility, or are unable to do so on favorable terms, we may be required to sell assets, raise additional equity or other capital and/ or obtain additional financing prior to final maturity, which could materially adversely affect our growth prospects, financial condition and ability to make distributions to our stockholders. In addition, the obligations under our credit facility are subject to mandatory prepayment in certain circumstances, including:

- if the total amount outstanding under our credit facility exceeds the amount allowed to be drawn against the applicable borrowing capacity;
- if we issue and sell any equity securities; and
- if we receive payments representing a return of capital in respect of any commercial mortgage loan or other commercial real-estate related debt investment that we own

To the extent we are required to prepay amounts outstanding under our credit facility, such prepaid amounts will not be available to us for other purposes, including acquiring additional assets, which could adversely affect our growth and financial condition.

Our credit facility permits us to incur significant indebtedness, which could require that we generate significant cash flow to satisfy the payment and other obligations under our credit facility.

We may incur significant indebtedness in connection with draws under our credit facility. This indebtedness may exceed our cash on hand and/or our cash flows from operating activities. Our ability to meet the payment and other obligations under our credit facility depends on our ability to generate sufficient cash flow in the future. Our ability to generate cash flow, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that future borrowings will be available to us, in amounts sufficient to enable us to meet our payment obligations under our credit facility. If we are not able to generate sufficient cash flow to service our credit facility and other debt obligations, we may need to refinance or restructure our debt, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under our credit facility, which could materially and adversely affect our liquidity.

We may use additional leverage to execute our business strategy, which may adversely affect the return on our assets, reduce cash available for distribution to our stockholders and increase losses when economic conditions are unfavorable.

Subject to market conditions and availability, we may use additional leverage to finance our assets through borrowings from a number of sources, including repurchase agreements, resecuritizations, securitizations, warehouse facilities and bank credit facilities (including draws under our existing credit facility). We may also seek to take advantage of available borrowings, if any, provided by the FDIC in connection with the acquisition of assets from the FDIC or provided under government sponsored debt programs to acquire all types of commercial real estate loans and other real estate-related assets, to the extent such assets are eligible for funding under such programs. Although we are not required to maintain any particular assets-to-equity leverage ratio, the amount of leverage we may deploy for particular assets will depend on our available capital, our ability to access financing arrangements, our Manager's estimate of the stability of cash flows generated from the asset in our portfolio and our Manager's assessment of the risk-adjusted returns associated with those assets. The percentage of leverage will vary over time depending on our ability to enter into repurchase agreements, resecuritizations, securitizations, warehouse facilities and additional bank credit facilities (including term loans and revolving facilities), our ability to participate in and obtain funding under programs established by the U.S. government, available credit limits and financing rates, type and/ or amount of collateral required to be pledged and our assessment of the appropriate amount of leverage for the particular assets we are funding. We may use leverage at times and in amounts deemed appropriate by our Manager without approval of our board of directors or our stockholders.

To the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distributions to stockholders. We may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. We may leverage certain of our assets through repurchase agreements. A decrease in the value of these assets may lead to margin calls, which may require us to sell assets at significantly depressed prices due to market conditions or otherwise, and cause us to incur losses. The satisfaction of such margin calls also may reduce cash flow available for distribution to our stockholders. Any reduction in distributions to our stockholders may cause the value of our common stock to decline.

Our outstanding indebtedness and indebtedness to be incurred in the future could subject us to increased risk of loss, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

As deemed appropriate by our Manager in its discretion, we may incur indebtedness, which, together with our existing indebtedness, could subject us to several risks, including, among others, that:

- Our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt or we may fail to comply with all of the other covenants contained in the debt, which is likely to result in:
  - acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all;
  - our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements; and/or
  - the loss of some or all of our assets to foreclosure or sale;
- our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;
- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes; and
- we may not be able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all.

Our access to private sources of financing may be limited and thus our ability to maximize our returns may be adversely affected.

Even if we choose to use leverage to finance the acquisition of our target assets, our access to such sources of financing will depend upon a number of factors over which we have little or no control, including:

- general market conditions;
- the market's view of the quality of our assets;
- the market's perception of our growth potential;
- our eligibility to participate in and access capital from programs established by the U.S. Government;
- our current and potential future earnings and cash distributions; and
- the market price of our common stock.

Continued weaknesses in the capital and credit markets could adversely affect one or more private lenders and could cause one or more lenders to be unwilling or unable to provide us with financing or to increase the costs of such financing. In addition, several banks and other institutions that historically have been reliable sources of financing have gone out of business in recent years, which has reduced the number of lending institutions and the availability of credit. Moreover, the return on our assets and cash available for distribution to our stockholders may be reduced to the extent that market conditions prevent us from leveraging our assets or cause the cost of our financing to increase relative to the income that can be derived from the assets acquired. If we are unable to obtain financing on favorable terms or at all, we may have to curtail our investment activities, which could limit our growth prospects, and we may be forced to dispose of assets at inopportune times in order to maintain our REIT qualification and 1940 Act exemption.

As market conditions improve, structured financing alternatives are becoming more available, in addition to borrowings under warehouse and repurchase agreements, although these financing markets are still not functioning at normalized levels. Consequently, depending on market conditions at the relevant time, we may have to rely more heavily on additional equity issuances, which may be dilutive to our stockholders, or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities, cash distributions to our stockholders and other purposes. We cannot assure you that we will have access to such equity or debt capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our results of operations and growth prospects.

We may seek to utilize non-recourse long-term securitizations in the future, and such structures may expose us to risks, which could result in losses to us.

In the future, we may seek to utilize non-recourse long-term securitizations of our investments in mortgage loans, especially loan originations, if and when they become available and to the extent consistent with the maintenance of our REIT qualification and exemption from the 1940 Act in order to generate cash for funding new investments. This would involve conveying a pool of assets to a special purpose vehicle (or the issuing entity) which would issue one or more classes of non-recourse notes pursuant to the terms of an indenture. The notes would be secured by the pool of assets. In exchange for the transfer of assets to the issuing entity, we would receive the cash proceeds on the sale of non-recourse notes and a 100% interest in the equity of the issuing entity. The securitization of our portfolio investments might magnify our exposure to losses on those portfolio investments because any equity interest we retain in the issuing entity would be subordinate to the notes issued to investors and we would, therefore, absorb all of the losses sustained with respect to a securitized pool of assets before the owners of the notes experience any losses. Moreover, we cannot be assured that we will be able to access the securitization market, or be able to do so at favorable rates. The inability to consummate securitizations of our portfolio to finance our investments on a long-term basis could require us to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price, which could adversely affect our performance and our ability to grow our business.

To the extent that we obtain additional debt financing, we expect that certain of our financing facilities may contain restrictive covenants relating to our operations, which could have a material adverse effect on our business, results of operations, ability to make distributions to our stockholders and the market value of our common stock.

If or when we obtain additional debt financing, lenders (especially in the case of bank credit facilities) may impose restrictions on us that would affect our ability to incur additional debt, make certain investments or acquisitions, reduce liquidity below certain levels, make distributions to our stockholders, redeem debt or equity securities and impact our flexibility to determine our operating policies and investment strategies. For example, the documents that govern our existing credit facility contain customary negative covenants and other financial and operating covenants that limit, among other things, our ability to incur additional indebtedness, make certain investments, merge with another company, and make distributions to our stockholders. If or when we seek to obtain additional debt financing, we could be required to agree to similar or more burdensome restrictions on our operations. Furthermore, if we fail to meet or satisfy any of these covenants, we would be in default under these agreements, and our lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their respective interests against existing collateral. We also may be subject to cross-default and acceleration rights and, with respect to collateralized debt, the posting of additional collateral and foreclosure rights upon default. Further, this could also make it difficult for us to satisfy the qualification requirements necessary to maintain our status as a REIT for U.S. federal income tax purposes. A default also could limit significantly our financing alternatives, which could cause us to curtail our investment activities and/or dispose of assets.

Any warehouse facilities that we may obtain in the future may limit our ability to acquire assets, and we may incur losses if the collateral is liquidated.

In the event that securitization financings become available, we may utilize, if available, warehouse facilities pursuant to which we would accumulate mortgage loans in anticipation of a securitization financing, which assets would be pledged as collateral for such facilities until the securitization transaction is consummated. In order to borrow funds to acquire assets under any future warehouse facilities, we expect that our lenders thereunder would have the right to review the potential assets for which we are seeking financing. We may be unable to obtain the consent of a lender to acquire assets that we believe would be beneficial to us and we may be unable to obtain alternate financing for such assets. In addition, no assurance can be given that a securitization structure would be consummated with respect to the assets being warehoused. If the securitization is not consummated, the lender could liquidate the warehoused collateral and we would then have to pay any amount by which the original purchase price of the collateral assets exceeds its sale price, subject to negotiated caps, if any, on our exposure. In addition, regardless of whether the securitization is consummated, if any of the warehoused collateral is sold before the consummation, we would have to bear any resulting loss on the sale. Currently, we have no warehouse facilities in place, and no assurance can be given that we will be able to obtain one or more warehouse facilities on favorable terms, or at all.

Any repurchase agreements and bank credit facilities that we may use in the future to finance our assets may require us to provide additional collateral or pay down debt.

Although under current market conditions we do not anticipate that we will utilize repurchase agreements and bank credit facilities (including term loans and revolving facilities) to finance our assets, we may utilize such arrangements in the future to finance our assets if they become available on acceptable terms. In the event we utilize such financing arrangements, they would involve the risk that the market value of the loans pledged or sold by us to the repurchase agreement counterparty or provider of the bank credit facility may decline in value, in which case the lender may require us to provide additional collateral or to repay all or a portion of the funds advanced. We may not have the funds available to repay our debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. Posting additional collateral would reduce our liquidity and limit our ability to leverage our assets. If we cannot meet these requirements, the lender could accelerate our indebtedness, increase the interest rate on advanced funds and terminate our ability to borrow funds from them, which could materially and adversely affect our financial condition and ability to implement our business plan. In addition, in the event that the lender files for bankruptcy or becomes insolvent, our loans may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to bank credit facilities and increase our cost of capital. The providers of repurchase agreement financing and bank credit facilities may also require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate rapidly.

Currently, we have no repurchase agreements or bank credit facilities in place, and there can be no assurance that we will be able to obtain one or more such facilities on favorable terms, or at all.

Our ability to transfer assets purchased in structured transactions with the FDIC is restricted, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

With respect to the loan portfolios acquired in structured transactions with the FDIC, we are restricted from conducting a sale or disposition to a single buyer of two or more assets; selling or otherwise transferring any assets to any affiliate; financing the sale of any asset; selling any asset in a transaction that provides for any recourse; or making distributions until the FDIC debt obligation has been satisfied. As a result of these restrictions, we may be unable to take actions that would otherwise be in our and our stockholders' best interests, including, among other things, selling certain assets in order to maintain our REIT qualification and/or our exemption from registration under the 1940 Act, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

Our investments in international real estate-related assets are subject to special risks that we may not manage effectively, which would have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

We have invested in assets outside of the United States and, from time to time, may make additional such investments if our Manager deems the investments appropriate in its discretion. Our investments in non-domestic real estate-related assets are subject to certain risks associated with international investments generally, including, among others:

- economic fluctuations in the international locations in which we invest;
- the availability of capital to purchase assets located outside the United States may be unavailable on favorable terms or at all, or may be subject to non-customary covenants that hinder our operations;
- the burdens of complying with international regulatory requirements and prohibitions that differ between jurisdictions;
- social, political and economic changes and disruptions;
- tariffs and other trade barriers or restrictions;
- potentially adverse tax consequences;
- difficulty enforcing contractual rights;
- governmental currency controls; and
- currency exchange rate fluctuations.

If any of the foregoing risks were to materialize, our results of operations and our ability to make distributions to our stockholders could be materially and adversely affected.

We may enter into hedging transactions that could expose us to contingent liabilities in the future.

Subject to maintaining our qualification as a REIT and our exemption from the 1940 Act, part of our strategy may involve entering into hedging transactions that could require us to fund cash payments in certain circumstances (e.g., the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely affect our financial condition.

Hedging against interest rate exposure may adversely affect our results of operations, which could reduce our cash available for distribution to our stockholders.

Subject to maintaining our qualification as a REIT and our exemption from the 1940 Act, we may pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability;
- the amount of income that a REIT may earn from certain hedging transactions (other than through TRSs) to offset interest rate losses is limited by U.S. federal tax provisions governing REITs;
- the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and
- the hedging counterparty owing money in the hedging transaction may default on its obligation to pay.

Our hedging transactions, which are intended to limit losses, may actually adversely affect our results of operations and our ability to make distributions to our stockholders.

In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in its default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

We may fail to qualify for, or not elect, hedge accounting treatment, which could have a material adverse effect on our results of operations.

Changes in application of relevant accounting standards could materially increase earnings volatility. We are subject to earnings volatility because of our use of derivatives and accounting for those derivatives. This earnings volatility may be caused by hedge ineffectiveness, which is the difference in the amounts recognized in our earnings for the changes in fair value of a derivative and the related hedged item, and by the changes in the fair values of derivatives that do not qualify for hedge accounting (referred to as economic hedges where the change in fair value of the derivative is not offset by any change in fair value on a hedged item). If we did not apply hedge accounting or fail to qualify for hedge accounting treatment for a number of reasons, including if we use instruments that do not meet the definition of a derivative (such as short sales), we fail to satisfy hedge documentation and hedge effectiveness assessment requirements or our instruments are not highly effective, the result could be an increase in volatility of our earnings from period to period. Furthermore, if we fail to qualify for hedge accounting treatment, the losses on the derivatives that we enter into may not be offset by a change in the fair value of the related hedged transaction, which may have a material adverse effect on our results of operations.

Risks Related to Our Organization and Structure

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law ("MGCL") may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock. Our board of directors may elect to become subject to the "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations (including a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of our then outstanding voting capital stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting capital stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder. After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of our voting capital stock; and (2) two-thirds of the votes entitled to be cast by holders of voting capital stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder.

The "control share" provisions of the MGCL provide that "control shares" of a Maryland corporation (defined as shares which, when aggregated with other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our personnel who are also our directors. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to adopt certain mechanisms, some of which (for example, a classified board) we do not yet have. These provisions may have the effect of limiting or precluding a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then current market price. We have elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors.

Our authorized but unissued shares of common and preferred stock may prevent a change in our control.

Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of shares of our common stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors may establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Under Maryland law generally, a director is required to perform his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under Maryland law, directors are presumed to have acted with this standard of care. In addition, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter obligates us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with other companies.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that a director may only be removed for cause upon the affirmative vote of holders of two-thirds of the votes entitled to be cast in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

The stock ownership limit imposed by the Internal Revenue Code for REITs and our charter may restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) at any time during the last half of each taxable year following our first year. Our charter, with certain exceptions, authorizes our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8%, by value or by number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock or more than 9.8%, by value or by number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of such series or class of our preferred stock. Our board may, in its sole discretion, grant, and has in certain circumstances granted, an exemption to the stock ownership limits, subject to such conditions and the receipt by our board of certain representations and undertakings. Our charter also prohibits any person from (a) beneficially or constructively owning, as determined by applying certain attribution rules of the Internal Revenue Code, our stock that would result in us being "closely held" under Section 856 (h) of the Internal Revenue Code or that would otherwise cause us to fail to qualify as a REIT or to have significant non-qualifying income from "related" parties or (b) transferring stock if such transfer would result in our stock being owned by fewer than 100 persons. The ownership limits imposed under the Internal Revenue Code are based upon direct or indirect ownership by "individuals," but only during the last half of a tax year. The ownership limits contained in our charter key off of the ownership at any time by any "person," which term includes entities. These ownership limitations in our charter are common in REIT charters and are intended to provide added assurance of compliance with the tax law requirements, and to minimize administrative burdens. However, the ownership limit on our common stock might also delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Risks Related to Our Taxation as a REIT

Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. We own an interest in a subsidiary REIT that that has elected to be taxed as a REIT under the U.S. federal income tax laws. Our subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. If our subsidiary REIT were to fail to qualify as a REIT, then (i) the subsidiary REIT would become subject to U.S. federal income tax, (ii) our ownership of shares in such subsidiary REIT would cease to be a qualifying asset for purposes of the asset tests applicable to REITs, and (iii) it is possible that we would fail certain of the asset tests applicable to REITs, in which event we would fail to qualify as a REIT unless we could avail ourselves of certain relief provisions. New legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Certain rules applicable to REITs are particularly difficult to interpret or to apply in the case of REITs investing in real estate mortgage loans that are acquired at a discount, subject to work-outs or modifications, or reasonably expected to be in default at the time of acquisition. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

If we do not qualify as a REIT or fail to remain qualified as a REIT, we will be subject to U.S. federal income tax and potentially to additional state and local taxes which would reduce the amount of cash available for distribution to our stockholders.

We have been organized and have operated and intend to continue to operate in a manner that will enable us to qualify as a REIT for U.S. federal income tax purposes. We do not intend to request a ruling from the Internal Revenue Service (the "IRS") as to our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis.

To qualify as a REIT, we are required to satisfy certain gross income and asset tests. Our ability to satisfy the gross income and asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis (which, based on the types of assets we own, can fluctuate rapidly, significantly and unpredictably). Moreover, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements as described below. In addition, we will be required to make estimates of or otherwise determine the value of real property that is collateral for our mortgage loan assets. In some cases, the real property will be under construction or the subject of significant improvements, making such collateral even more difficult to value. There can be no assurance that the IRS would not challenge our valuations or valuation estimates of this collateral. Accordingly, there can be no assurance that the IRS will not contend that our interests in subsidiaries or in securities of other issuers will not cause a violation of the REIT requirements.

If we were to fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and dividends paid to our stockholders would not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock. In addition, we would no longer be required to make distributions to stockholders. Unless we were entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year in which we failed to qualify as a REIT.

Dividends payable by REITs do not qualify for the preferential tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to income from "qualified dividends" payable to U.S. stockholders that are individuals, trusts and estates was 15% through 2012 and increased to 20% beginning on January 1, 2013. Dividends payable by REITs, however, generally are not eligible for the preferential tax rates on qualified dividend income. Although this legislation does not adversely affect the taxation of REITs or dividends payable by REITs, to the extent that the preferential rates continue to apply to regular corporate qualified dividends, investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for U.S. federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. For example, we may be required to accrue income from mortgage loans, mortgage-backed securities ("MBS"), and other types of debt securities or interests in debt securities before we receive any payments of interest or principal on such assets. We may also acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under the applicable U.S. Treasury regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower, with gain recognized by us to the extent that the principal amount of the modified debt exceeds our cost of purchasing it prior to modification.

As a result, we may find it difficult or impossible to meet distribution requirements in certain circumstances. In particular, where we experience differences in timing between the recognition of taxable income and the actual receipt of cash, the requirement to distribute a substantial portion of our taxable income could cause us to: (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt or (iv) make a taxable distribution of our shares of common stock as part of a distribution in which stockholders may elect to receive shares of common stock or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with REIT requirements. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

Even if we continue to qualify as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes, such as mortgage recording taxes. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Internal Revenue Code to maintain our qualification as a REIT. We are subject to U.S. federal and state income tax (and any applicable non-U.S. taxes) on the net income earned by our taxable REIT subsidiaries. Due to the nature of the assets in which we invest, we expect our taxable REIT subsidiaries will have a material amount of assets and net taxable income. Our TRS may have tax liability with respect to "phantom income" if it is treated as a "dealer" for U.S. federal income tax purposes which would require the TRS to mark to market its assets at the end of each taxable year. Any of these taxes would decrease cash available for distribution to our stockholders.

Complying with REIT requirements may force us to forgo and/or liquidate otherwise attractive investment opportunities.

To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and certain kinds of MBS. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio, or contribute to a TRS, otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income, increasing our income tax liability, and reducing amounts available for distribution to our stockholders. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments (or, in some cases, forego the sale of such investments) that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make, and, in certain cases, maintain ownership of certain attractive investments.

The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to qualify as a REIT.

We may enter into financing arrangements that are structured as sale and repurchase agreements pursuant to which we would nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings which are secured by the assets sold pursuant thereto. We believe that we would be treated for REIT asset and income test purposes as the owner of the assets that are the subject of any such sale and repurchase agreement notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.

We have acquired and may continue to acquire debt instruments in the secondary market for less than their face amount. The amount of such discount will generally be treated as "market discount" for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

Similarly, some of the MBS that we acquire may have been issued with original issue discount. We will be required to report such original issue discount based on a constant yield method and will be taxed based on the assumption that all future projected payments due on such MBS will be made. If such MBS turns out not to be fully collectible, an offsetting loss deduction will become available only in the later year that uncollectability is provable.

In the event that any debt instruments or MBS acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. Similarly, we may be required to accrue interest income with respect to subordinate MBS at its stated rate regardless of whether corresponding cash payments are received or are ultimately collectable. In each case, while we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the utility of that deduction could depend on our having taxable income in that later year or thereafter.

Finally, we or our TRSs may recognize taxable "phantom income" as a result of modifications, pursuant to agreements with borrowers, of debt instruments that we acquire if the amendments to the outstanding debt are "significant modifications" under the applicable Treasury regulations. In addition, our TRSs may be treated as a "dealer" for U.S. federal income tax purposes, in which case the TRS would be required to mark to market its assets at the end of each taxable year and recognize taxable gain or loss on those assets even though there has been no actual sale of those assets.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders may incur, and may limit the manner in which we effect future securitizations.

Securitizations by us or our subsidiaries could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. As a result, we could have "excess inclusion income." Certain categories of stockholders, such as non-U.S. stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to any such excess inclusion income. In addition, to the extent that our common stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we may incur a corporate level tax on a portion of any excess inclusion income. In that case, we may reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax. Moreover, we could face limitations in selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, which would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of or securitize loans in a manner that was treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us. We sell loans or other assets from time to time and those sales could be treated as prohibited transactions. We cannot make any assurance that we will not be subject to the prohibited transactions tax on some income we earn.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may acquire mezzanine loans for which the IRS has provided a safe harbor but not rules of substantive law. In Revenue Procedure 2003-65, the IRS provided a safe harbor pursuant to which a mezzanine loan, if it meets certain requirements, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% gross income test. We may acquire mezzanine loans that do not meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan's treatment as a real estate asset for purposes of the REIT asset and gross income tests and, if such a challenge were sustained, we could fail to qualify as a REIT.

Our ownership of TRSs has been and will continue to be limited and our transactions with our TRSs will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's length terms.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's length basis.

TRSs that we have formed have paid and will continue to pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income is available for distribution to us but is not required to be distributed by such domestic TRSs to us. We believe that the aggregate value of the stock and securities of our TRSs has been and we anticipate that the aggregate value will continue to be less than 25% of the value of our total assets (including our TRS stock and securities). Furthermore, we have monitored and will continue to monitor the value of our respective investments in our TRSs for the purpose of ensuring compliance with TRS ownership limitations. In addition, we have scrutinized and will continue to scrutinize all of our transactions with TRSs to ensure that they are entered into on arm's length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% limitation discussed above or to avoid application of the 100% excise tax discussed above.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Internal Revenue Code substantially limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we intend to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except for being carried forward against future taxable income in the TRS.

Our ability to qualify as a REIT could be adversely affected by our ownership of equity interests in an entity that owns a portfolio of hotels if our leases with these hotels are not respected as true leases for U.S. federal income tax purposes, if our TRS fails to qualify as a "taxable REIT subsidiary" under the Internal Revenue Code, if our hotel manager does not qualify as an "eligible independent contractor," or if our hotels are not "qualified lodging facilities."

- We lease hotels to a TRS. If the leases with our TRS are not respected as true leases for U.S. federal income tax purposes, we may fail to qualify as a REIT. For the rent paid pursuant to the hotel leases with our TRS to qualify for purposes of the gross income tests, the leases must be respected as a true lease for U.S. federal income tax purposes and must not be treated as a service contract, joint venture or some other type of arrangement. We structured our leases so that the lease will be respected as a true lease for U.S. federal income tax purposes, but there can be no assurance that the IRS will agree with this characterization.
- If our TRS fails to qualify as a "taxable REIT subsidiary" under the Internal Revenue Code, we could fail to qualify as a REIT. Rent paid by a lessee that is a "related party tenant" of ours is not qualifying income for purposes of the two gross income tests applicable to REITs. So long as the TRS lessee qualifies as a TRS, it will not be treated as a "related party tenant" with respect to our properties that are managed by a qualifying independent hotel management company. We believe that our TRS qualifies to be treated as a TRS for U.S. federal income tax purposes, but there can be no assurance that the IRS will not challenge the status of our TRS for U.S. federal income tax purposes or that a court would not sustain such a challenge.
- If our hotel manager does not qualify as an "eligible independent contractor" or if our hotels are not "qualified lodging facilities," we could fail to qualify as a REIT. Each property with respect to which our TRS lessee pays rent must be a "qualified lodging facility." As of the date hereof, we believe that all of the hotels leased to our TRS are qualified lodging facilities. The REIT provisions of the Internal Revenue Code provide only limited guidance for making determinations under the requirements for qualified lodging facilities, and there can be no assurance that these requirements will be satisfied in all cases. The hotel management company that entered into a management contract with our TRS must qualify as an "eligible independent contractor" under the REIT rules in order for the rent paid to us by our TRS to be qualifying income for our REIT income test requirements. Complex ownership attribution rules apply for purposes of these ownership thresholds. Although we intend to monitor ownership of our stock by our hotel manager and its owners, and certain provisions of our charter are designed to prevent ownership of our stock in violation of these rules, there can be no assurance that these ownership levels will not be exceeded.

ITEM 1B. Unresolved Staff Comments.

None

ITEM 2. Properties.

Our executive and administrative office is located at 2450 Broadway, 6th Floor, Santa Monica, CA 90404. Pursuant to the management agreement between us and our Manager, our Manager is responsible for providing offices necessary for all operations and, accordingly, all lease responsibilities belong to our Manager.

Investment Properties

Single-Family Homes—We invest in single-family residential properties for rental through our equity investment in CSFR OP (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Investments." The following table presents certain information related to single-family residential properties held for investment by CSFR OP at December 31, 2012:

Market	Number of Units (1)	Total Cost Basis (in thousands) (2)	Average Cost Per Unit (in thousands)	Average Unit Size (Square Feet)	Estimated Average Cost Per Square Foot	Average Monthly Rent for Leased Properties	Average Age in Years
Properties wholly-owned by CSFR OP:							
Arizona	823	$ 90,303	$ 110	1,548	$ 71	$ 901	25.1
California	1,131	223,528	198	1,658	119	1,572	38.6
Colorado	150	18,429	123	1,662	74	1,345	40.9
Georgia	1,020	83,397	82	1,738	47	986	23.3
Nevada	193	23,132	120	1,676	72	1,036	15.5
Texas	912	104,436	115	1,784	64	1,262	9.6
	4,229	543,225	128	1,678	77	1,183	24.9
Jointly-owned properties (3)	1,176	158,227	135	1,715	78	1,094	30.2
	5,405	$ 701,452	$ 130	1,710	$ 76	$ 1,165	25.9

(1) Represents total housing units, which are leased separately from any other housing units. No property with a single deed has more than four housing units, and less than 2% of our wholly owned properties have more than one housing unit.
(2) Includes acquisition and renovation costs incurred through December 31, 2012.
(3) Jointly-owned properties are owned through a joint venture with Fannie Mae in which CSFR OP currently has a managing member interest.

Hotel Properties—We and a Co-Investment Fund, through a joint venture, collectively own an approximate 94% interest in 103 limited service hotels that we acquired through a foreclosure process. Our effective ownership interest in each of the hotels, based upon our percentage interest in the joint venture, is 31%. The hotel operations are managed by a minority equity partner. The following table presents certain information related to our hotel properties at December 31, 2012:

State	Number of Properties	Number of Rooms
Alabama	18	967
Florida	6	390
Georgia	21	1,198
Illinois	2	239
Indiana	8	871
Kentucky	3	305
Louisiana	3	213
Mississippi	6	349
North Carolina	12	601
South Carolina	10	575
Tennessee	12	780
Virginia	2	122
	103	6,610

For the year ended December 31, 2012, the average occupancy rate, average daily rate (ADR) of occupied rooms and revenue per available room (RevPAR) were 55%, $60 and $33, respectively. RevPAR is defined as the product of ADR and the average daily occupancy, and does not include revenues from food and beverage or parking, telephone, or other guest services generated by the property.

ITEM 3. Legal Proceedings.

In April 2010, we purchased a one-third interest in a performing second mezzanine loan to JER/Jameson Mezz Borrower II LLC (the "Mezz 2 Borrower"). In August 2011, we purchased a one-third interest in a nonperforming $39.0 million first mezzanine loan to JER/Jameson Mezz Borrower I LLC (the "Mezz 1 Borrower"). Both mezzanine loans were purchased with a Co-Investment Fund which owns a two-thirds interest in the first and second mezzanine loans. Both mezzanine loans matured on August 9, 2011 and as of that date were nonperforming and delinquent.

We and the Co-Investment Fund (collectively, the "JIH Lenders") had initially intended to foreclose on their collateral in October 2011. The foreclosure was delayed due to the Mezz 2 Borrower filing for bankruptcy, which imposed an automatic stay on the JIH Lenders' ability to exercise remedies. The automatic stay was followed by bankruptcy filings by the Mezz 1 Borrower and by the direct owners of the assets and its general partner. In December 2011, the JIH Lenders were successful in their motion to have the Mezz 2 Borrower's bankruptcy filing dismissed as a bad faith bankruptcy filing and the automatic stay lifted, thereby permitting the consummation of the foreclosure.

On January 9, 2012, the JIH Lenders completed the foreclosure and submitted a successful credit bid of $5 million, following which the JIH Lenders assigned their rights as winning bidder to ColFin JIH Propco, LLC ("JIH Propco"), a wholly-owned subsidiary of the JIH Lenders. As a result, JIH Propco now owns 100% of the indirect equity interests in the entities that own and operate the Properties.

The JIH Lenders brought suit in the Supreme Court of the State of New York, County of New York against Gramercy Warehouse Funding I LLC and Gramercy Loan Services LLC (collectively, "Gramercy") claiming that Gramercy breached the intercreditor agreement for Jameson by causing the Mezz 2 Borrower to file for bankruptcy, and seeking damages that it incurred as a result of such bankruptcy filing. Gramercy brought counterclaims against the JIH Lenders for breach of the intercreditor agreement, tortious interference with contract and related claims, seeking damages of not less than $80 million.

The JIH Lenders entered into mediation with Gramercy and on December 31, 2012, the JIH Lenders entered into a global settlement agreement with Gramercy and other parties pursuant to which all parties released the others from all claims relating to these matters in consideration of payments to the JIH Lenders in the amount of $8.4 million. Such payments were funded and disbursed in January 2013.

ITEM 4. Mine Safety Disclosures.

Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "CLNY." The following table illustrates the high, low and closing prices as reported on the NYSE and cash dividends declared by quarter during 2012 and 2011.

Quarter Ended	High	Low	Close	Cash Dividends Declared Per Share of Common Stock
March 31, 2011	$ 21.45	$ 18.77	$ 18.83	$ 0.32
June 30, 2011	18.83	17.76	18.07	0.32
September 30, 2011	18.56	12.92	12.92	0.33
December 31, 2011	16.42	11.92	15.71	0.34
March 31, 2012	17.38	15.64	16.38	0.34
June 30, 2012	17.41	16.16	17.30	0.35
September 30, 2012	20.10	17.22	19.48	0.35
December 31, 2012	20.28	18.40	19.50	0.40 (1)

(1) Reflects our quarterly dividend of $0.35 per common share and a special dividend of $0.05 per common share.

On March 6, 2013, the last reported sale price of our common stock on the NYSE was $21.95 and there were 50 holders of record of our common stock.

Holders of our common stock are entitled to receive distributions if and when the board of directors authorizes and declares distributions. The board of directors has not established any minimum distribution level. In order to maintain our qualification as a REIT, we intend to pay dividends to our stockholders that, on an annual basis, will represent at least 90% of our taxable income (which may not necessarily equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding any net capital gains. In addition, our amended credit facility limits the annual amount of distributions we can make to the greater of (i) 95% of our net income adjusted by any non-cash impairment charges, write-downs or losses and (ii) 110% of our taxable income.

Performance Graph

The following graph compares the cumulative total return on our common stock from September 24, 2009 (the date on which our common stock began trading on the NYSE) to the NYSE closing price per share on December 31, 2012 with the cumulative total returns on the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and the FTSE National Association of Real Estate Investment Trusts Mortgage REIT Index (the "FTSE NAREIT MREIT Index"). The graph assumes the investment of $100 in our common stock and each of the indices on September 24, 2009 and the reinvestment of all dividends. The return shown on the graph is not necessarily indicative of future performance.


$160
$140
$120
$100
$80
$60
09/24/09
Dec-2009
Jun-2010
Dec-2010
Jun-2011
Dec-2011
Jun-2012
Dec-2012
CLNY
S&P 500 Index
FTSE NAREIT MREIT Index

Unregistered Sales of Equity Securities

During the year ended 2012, we issued 65,703 shares of common stock to our Manager at a weighted average price of $18.22 per share in settlement of incentive fees due to the Manager pursuant to the Management Agreement. The issuance of these shares was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof.

ITEM 6. Selected Financial Data.

The following selected financial data are derived from our audited financial statements and should be read in conjunction with the more detailed information contained in the financial statements and accompanying notes included in Item 15 of this Annual Report and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We commenced operations upon completion of our IPO on September 29, 2009 and have been actively investing in our target assets. Due to our ongoing capital raising and investment activities, the selected financial data presented below do not reflect comparable year over year results, nor are they indicative of future financial condition or results of operations.

	Year Ended December 31,			Period from June 23, 2009 (Date of Inception) to December 31,
(In thousands, except share and per share data)	2012	2011	2010	2009
Statements of Operations Data:				
Equity in income of unconsolidated joint ventures	$ 68,737	$ 46,720	$ 24,227	$ 663
Interest income	36,445	16,775	3,158	428
Other income from affiliates	1,973	1,974	40	—
Total income	107,155	65,469	27,425	1,091
Management fees	18,982	8,477	3,542	196
Investment expenses	2,977	2,793	442	175
Interest expense	8,248	3,011	555	—
Administrative expenses	6,346	5,780	5,343	1,118
Total expenses	36,553	20,061	9,882	1,489
Other (loss) gain, net	(232)	(853)	454	-
Income (loss) before income taxes	70,370	44,555	17,997	(398)
Income tax provision	2,165	1,191	243	-
Net income (loss)	68,205	43,364	17,754	(398)
Net income attributable to noncontrolling interests	6,194	1,104	23	2
Net income (loss) attributable to Colony Financial, Inc.	62,011	42,260	17,731	(400)
Preferred dividends	13,915	—	—	—
Net income (loss) attributable to common stockholders	$ 48,096	$ 42,260	$ 17,731	$ (400)
Share Data:				
Net income (loss) per share attributable to common stockholders–basic	$ 1.33	$ 1.47	$ 1.20	$ (0.06)
Net income (loss) per share attributable to common stockholders–diluted	$ 1.32	$ 1.46	$ 1.18	$ (0.06) (1)
Dividends per common share	$ 1.44	$ 1.31	$ 0.97	$ 0.07
Weighted average number of common shares outstanding—basic	35,925,600	28,732,200	14,716,200	6,963,000
Weighted average number of common shares outstanding—diluted	35,943,200	28,993,700	15,003,700	6,963,000

(In thousands, except share and per share data)	Year Ended December 31, 2012	2011	2010	Period from June 23, 2009 (Date of Inception) to December 31, 2009
Balance Sheet Data—At Period End:				
Investments in unconsolidated joint ventures	$ 877,081	$ 443,500	$ 248,750	$ 129,087
Loans receivable, net	333,569	232,619	69,929	—
Beneficial interests in debt securities, available-for-sale, at fair value	32,055	32,427	—	—
Total assets	1,435,567	727,519	390,457	287,529
Line of credit borrowings	—	69,000	20,000	—
Secured financing	108,167	13,845	14,000	—
Deferred underwriting discounts and commissions payable	—	—	11,500	11,500
Total liabilities	152,537	114,029	57,178	14,112
Total stockholders' equity	1,223,331	602,976	333,039	273,377
Total equity	1,283,030	613,490	333,279	273,417
Other Data:				
Core Earnings (Loss) [2]	$ 59,762	$ 43,243	$ 17,798	$ (385)
Cash flows provided by (used in):				
Operating activities	71,026	24,417	9,857	(385)
Investing activities	(425,977)	(366,433)	(178,660)	(129,329)
Financing activities	521,278	279,646	77,716	287,044

(1) For the period from June 23, 2009 (date of inception) to December 31, 2009, excluded from the calculation of diluted loss per share is 137,000 weighted average dilutive common share equivalents outstanding related to common stock issuable for reimbursement of Manager's payment of underwriting discounts and commissions as the effect of their inclusion would be antidilutive due to the reported net loss for the period.

(2) Core Earnings is a non-GAAP financial measure more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Supplemental Financial Measure: Core Earnings." We believe that Core Earnings is a useful supplemental measure of our operating performance. The exclusion from Core Earnings of certain items allows investors and analysts to readily identify the operating results of the assets that form the core of our activity and assists in comparing those operating results between periods. Core Earnings is also the basis upon which the incentive fee to our Manager is calculated. Also, as some of our competitors use a similar supplemental measure, it facilitates comparisons of operating performance to other similar REITs. However, other REITs may use different methodologies to calculate Core Earnings, and accordingly, our calculation of Core Earnings may not be comparable to other similar REITs that present similar supplemental measures. Core Earnings does not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as defined by GAAP and is not indicative of cash available to fund all cash flow needs. For a description of Core Earnings and a reconciliation of our GAAP net income (loss) available for common stockholders to Core Earnings, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Supplemental Financial Measure: Core Earnings."

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with our financial statements and accompanying notes included in Item 15 of this Annual Report and the risk factors discussed under Item 1A, "Risk Factors."

Overview

We are an externally managed real estate investment and finance company that was organized in June 2009 primarily to acquire, originate and manage a diversified portfolio of real estate-related debt and equity investments at attractive risk-adjusted returns. Our investment portfolio and target assets are primarily composed of interests in: (i) secondary loans acquired at a discount to par; (ii) new originations; and (iii) equity in single-family homes to be held for investment and rented to tenants. Secondary debt purchases may include performing, sub-performing or non-performing loans (including loan-to-own strategies). We invest in single-family homes through our investment in CSFR OP, a newly formed investment vehicle sponsored and managed by an affiliate of our Manager.

We are organized and conduct our operations to qualify as a REIT, and generally are not subject to U.S. federal income taxes on our taxable income to the extent that we annually distribute all of our taxable income to stockholders and maintain qualification as a REIT, although we are subject to U.S. federal income tax on income earned through our taxable subsidiaries. We also operate our business in a manner that will permit us to maintain our exemption from registration under the 1940 Act.

Business Objective and Outlook

Our objective is to provide attractive risk-adjusted returns to our investors through a diversified portfolio of real estate-related debt and equity investments, including single-family homes to be rented to tenants. The total return profile of our investments is composed of both current yield, which is distributed through regular-way dividends, and capital appreciation potential, which is distributed through regular-way and/or special dividends. Our investments typically fall within three general categories:

- Acquisitions—the purchase of performing, sub-performing and/or non-performing commercial real estate debt, often at significant discounts to par;
- Originations—the origination of structured senior and subordinate debt secured by mortgages and/or equity interests in commercial real estate with a bias towards current yield; and
- Single-family homes—the acquisition of single-family homes to be rented to tenants.

We also may pursue other real estate-related special situation investments including CMBS, sale/leasebacks, triple net lease investments and minority equity interests in banks. Our investments are diversified across a wide spectrum of commercial real estate property types – office, industrial, retail, multifamily, hospitality and single-family residential – and geographically, with investments across the United States and Europe.

Significant dislocation has occurred in global real estate credit markets since the financial downturn, and while the market is in the process of recovery, we continue to find opportunities to acquire financial and real estate assets that we believe are mispriced relative to intrinsic value of the underlying collateral. We believe the recovery will occur in two general phases: phase one will involve many loan acquisition opportunities as financial institutions around the globe deleverage and divest of troubled assets, and phase two will involve an increasing number of loan originations and property acquisitions as commercial real estate fundamentals continue to stabilize and commercial real estate assets are refinanced or acquired with new capital based on revised underwriting, valuation and operating metrics. We believe phases one and two are actively underway in the United States, whereas Europe is lagging and is currently producing mostly loan acquisition opportunities. We believe that we are well positioned to capitalize on such opportunities sourcing transactions through the numerous relationships enjoyed by our Manager through its two decade history in the real estate investment business. We also believe that our Manager's in-depth understanding of commercial real estate and real estate-related investments (including our target assets), and in-house underwriting and asset management capabilities, enable us to acquire assets with attractive risk-adjusted return profiles and the potential for meaningful capital appreciation.

Recent Developments

Investment Activities

The following are highlights of our 2012 investment activities:

- Invested or committed $355 million in sixteen new real estate debt investments;
- Invested $255 million in CSFR OP, a newly formed Colony Capital-sponsored investment vehicle investing in single-family residential rental properties;
- Completed the foreclosure and restructuring of a portfolio of 103 limited service hotels that collateralized two senior mezzanine loans we acquired in 2011 and 2010;
- Continued to resolve loans within our loan portfolios and sold participation interests in some of our single loan investments;
- Completed the sale of 543,760 shares of common stock of First Republic Bank;
- Fully paid off the purchase money notes on three of our FDIC loan portfolios;
- Fully realized four real estate debt investments for combined proceeds of $99 million.

See "—Our Investments" and "—Results of Operations" for more detailed information about our recent investment activities and financial results.

Equity Offerings

During 2012, we completed two preferred stock offerings with combined net proceeds of $246 million and two common stock offerings with combined net proceeds of $370 million. In January 2013, we completed another common stock offering with net proceeds of approximately $232 million. See "—Liquidity and Capital Resources—Equity Offerings" for more detailed information about our recent equity offerings.

Our Investments

The following tables summarize the carrying and fair values of our investment portfolio by our target asset type, shown net of investment-specific financing and amounts attributable to noncontrolling interests. Fair values presented below have been determined in accordance with GAAP assuming we had elected the fair value option for all of our financial assets (see "—Critical Accounting Policies and Estimates"). Many of our investments have been structured as joint ventures with one or more Co-Investment Funds and are held through unconsolidated joint ventures. For more information about our investment allocation agreement and conflicts of interest that may arise in connection with these co-investments, see "Business—Co-Investment Funds" and "Risk Factors—Risks Related to Our Management and Our Relationship with Our Manager."

(Amounts in thousands)	December 31, 2012			
	Carrying Value		Fair Value	
Target Asset Type	Amount	Percentage of Portfolio	Amount	Percentage of Portfolio
Acquisitions:				
Single loans—first mortgages	$ 87,277	8%	$ 89,239	8%
Single loans—subordinated debt [1]	35,150	3%	36,700	3%
FDIC loan portfolios	128,474	12%	143,070	13%
Other loan portfolios	188,952	18%	198,959	17%
CMBS/bonds	55,360	5%	58,564	5%
German non-performing loan portfolios	29,359	3%	35,934	3%
Equity via debt [2]	47,742	4%	53,600	5%
Total acquisitions	572,314	53%	616,066	54%
Originations:				
Senior & whole mortgage loans	62,906	6%	63,440	6%
Subordinated debt [1]	172,082	16%	172,812	15%
Total originations	234,988	22%	236,252	21%
Other real estate debt-related investments [3]	23,217	2%	23,650	2%
Single-family residential rentals	251,501	23%	262,000	23%
Total investments	$ 1,082,020	100%	$ 1,137,968	100%

(Amounts in thousands)	December 31, 2011			
	Carrying Value		Fair Value	
Target Asset Type	Amount	Percentage of Portfolio	Amount	Percentage of Portfolio
Acquisitions:				
Single loans—first mortgages	$ 64,260	9%	$ 67,300	9%
Single loans—subordinated debt [1]	29,612	4%	29,800	4%
FDIC loan portfolios	108,785	16%	117,470	16%
Other loan portfolios	132,480	20%	140,569	20%
CMBS/bonds	32,857	5%	32,861	5%
German non-performing loan portfolios	34,493	5%	36,200	5%
Total acquisitions	402,487	59%	424,200	59%
Originations:				
Senior & whole mortgage loans	141,015	21%	146,300	20%
Subordinated debt [1]	103,989	15%	105,321	15%
Total originations	245,004	36%	251,621	35%
Other real estate debt-related investments [3]	32,492	5%	45,700	6%
Total investments	$ 679,983	100%	$ 721,521	100%

(1) Subordinated debt includes B-notes, mezzanine loans, and preferred equity.
(2) Equity via debt includes real estate or equity interests obtained through foreclosures or deed-in-lieu of foreclosure on the collateral on target assets originally acquired or originated as debt instruments.
(3) Other investments include equity securities obtained in full or partial resolution of debt and our investment in shares of common stock of First Republic Bank.

Additional details and recent developments about our individual investments are provided in the following table and discussion:

(Amounts in millions)			Balance at December 31, 2012			
Our Investments	Date of Initial Investment	Original Invested and Committed Equity[1]	Investment[2]	Company's Proportionate Share of Current UPB[3]	Company's Proportionate Share of Real Estate[3]	Investment Description/ Portfolio Status at December 31, 2012
Single-Family Residential Rentals	Mar-12	$ 255.0	$ 251.5	$ —	$ 210.1	Investment in CSFR OP, an investment vehicle created for the purpose of acquiring and renting single-family homes
Centro Mezzanine Loans	Jun-11	60.0	60.0	60.0	—	Participation in mezzanine loans secured by equity interests in 107 retail centers located in 27 states.
One Court Square Preferred Equity	Jul-12	44.6	46.2	—	—	Preferred equity investment in the acquisition entity that acquired a Class A office tower located in Long Island City, New York
Bulls Loan Portfolio	Jun-11	65.1	39.7	82.3	1.4	471 performing and non-performing loans consisting of substantially all first mortgage recourse commercial real estate loans and 5 REO properties
DB FDIC Portfolio	Jan-10	34.7	39.3	59.1	9.8	599 performing and non-performing loans secured mostly by commercial real estate and 121 REO properties
CRE FDIC Portfolio	Aug-11	33.4	38.2	71.7	3.0	544 performing and non-performing loans secured mostly by commercial real estate and 17 REO properties
Extended Stay Mezzanine B&C Loans	Dec-12	37.5	37.8	37.5	—	Origination of mezzanine loans to Extended Stay Hotels, which includes a 664 hotel portfolio
Project London Loan Portfolio	Sep-12	36.6	37.4	49.7	—	7 performing and non-performing loans secured by commercial real estate

(Amounts in millions)

Our Investments	Date of Initial Investment	Original Invested and Committed Equity[1]	Balance at December 31, 2012			Investment Description/ Portfolio Status at December 31, 2012
			Investment [2]	Company's Proportionate Share of Current UPB[3]	Company's Proportionate Share of Real Estate[3]	
Metro Loan Portfolio	Dec-12	35.3	35.3	45.0	—	79 performing and non-performing loans secured by commercial real estate
Luxury Destination Club Recourse Loan II	May-12	34.3	34.9	103.4	—	First mortgage loan collateralized by 260 high-end units at 26 resorts in the US and various international destinations
U.S. Life Insurance Loan Portfolio	Dec-09	49.7	32.7	42.4	—	16 performing first mortgages secured by commercial real estate
Hotel Portfolio [4]	Apr-10	23.9	32.3	—	74.1	Equity interests in and senior mezzanine loan receivable from entities owning a portfolio of 103 limited service hotels
Multifamily Tax-Exempt Bonds	Jun-11	27.9	28.2	27.9	—	Senior interest in tax-exempt bonds secured by a multifamily residential property located in Atlanta, GA
German Loan Portfolio IV	Jul-11	30.0	27.0	101.9	4.3	3 non-performing commercial real estate loans and 1 REO property
Luxury Destination Club Recourse Loan I	Sep-11	45.8	26.9	27.2	—	Performing first mortgage secured by 41 properties located primarily in Manhattan, NY and Maui
Ashford Notes	Feb-12	24.5	24.4	25.1	—	Two most junior mortgage participation interests secured by five full-service hotels
MF5 CMBS	Feb-12	25.0	21.1	27.8	0.2	Most senior bond and interest-only certificate in a CMBS trust that owns 224 performing and non-performing first mortgage loans and 3 REO properties
First Republic Bank	Jun-10	24.0	20.2	—	—	Shares of common stock in First Republic Bank, a publicly-traded commercial bank
Midwest Loan Portfolio	Nov-12	18.8	18.6	34.6	—	60 performing and non-performing loans primarily secured by commercial real estate
Class A Manhattan Office Loan Participation	Mar-10	15.0	17.6	22.0	—	First mortgage pari-passu participation interest secured by Class A midtown Manhattan office building
Phoenix Corporate Tower Loan	Dec-12	16.4	16.5	27.0	—	Sub-performing first mortgage loan secured by a high-rise office tower in Phoenix, AZ
California Master Planned Communities	May-12	15.9	15.4	—	—	Equity interests acquired through deed-in-lieu in two partially developed master planned communities located in California
ADC FDIC Portfolio II	Dec-12	15.6	15.4	57.8	—	492 performing and non-performing loans mostly secured by commercial real estate
Southern California Land Loan	May-11	13.4	15.1	14.8	—	First mortgage loan secured by a Southern California master planned development and equity participation rights
BOW Loan Portfolio	Dec-11	14.5	13.8	19.1	7.2	45 performing and non-performing loans secured mostly by commercial real estate and 5 REO properties
Barclays FDIC Portfolio	Jul-10	10.3	12.8	20.1	1.1	1,029 performing and non-performing loans consisting of substantially all first mortgage recourse commercial real estate loans and 46 REO properties
West Village Loan	Mar-10	9.9	12.8	12.3	—	Recourse loan secured by first liens on two Manhattan townhomes, two Upstate New York residences and a photography catalog
Spanish REOC/ Colonial Loan	Nov-09	12.5	12.0	11.8	—	Syndicated senior secured loan to a Spanish commercial real estate company
New England Hotel Portfolio Mezzanine Loan	May-12	13.7	10.8	10.8	—	Origination of mezzanine loan cross-collateralized by a portfolio of limited-service hotels

(Amounts in millions) Our Investments	Date of Initial Investment	Original Invested and Committed Equity[(1)]	Balance at December 31, 2012 Investment[(2)]	Company's Proportionate Share of Current UPB[(3)]	Company's Proportionate Share of Real Estate[(3)]	Investment Description/ Portfolio Status at December 31, 2012
Manhattan Landmark Buildings Loan	Mar-11	29.1	10.8	10.8	—	Performing first mortgage B-note secured by two landmark properties in Manhattan
BAMO Loan Portfolio	Jun-12	9.3	9.8	18.4	—	24 credit-distressed loans consisting of substantially all first mortgage recourse commercial real estate loans
Cushman ADC FDIC Portfolio	Jan-11	9.1	9.3	39.7	0.2	1,041 performing and non-performing loans secured mostly by commercial real estate and 4 REO properties
CRE FDIC Portfolio II	Dec-11	7.8	8.5	25.6	1.9	241 performing and non-performing loans secured mostly by commercial real estate and 13 REO properties
Hearthstone ADC Loan	Nov-12	14.3	8.0	7.9	—	Senior loan facility secured by a Southern California master planned development and equity participation rights
Luxury Destination Resort Loan	Nov-11	17.3	7.5	7.5	—	Mezzanine loan secured by pledge on the equity borrower
2100 Grand B-Note	Dec-10	6.6	6.6	6.4	—	First mortgage B-note participation interest secured by an office building in El Segundo, CA
CMBS-Related Bond	May-10	4.3	6.1	10.2	—	Senior bond secured by seasoned CMBS bonds, U.S. Treasuries and a B-note.
Other Investments	various	49.5	21.5	29.0	0.3	10 investments, each with less than $5 million of current investment balance
Total		$ 1,190.6	$ 1,082.0	$ 1,146.8	$ 313.6	

(1) Amounts include our share of transaction costs and working capital and are net of loan origination fees as of the date of each respective investment except for our committed equity in CSFR OP, which is presented as of December 31, 2012. We have entered into several subscription agreements with CSFR OP throughout the year ended and subsequent to December 31, 2012. Our cumulative committed capital in CSFR OP as of March 6, 2013 is $550 million.

(2) Amounts represent the carrying value of our investment at December 31, 2012, net of investment-specific financing and amounts attributable to noncontrolling interests. Amounts reflect our investments and our share of income less amounts distributed and realized since the inception of the investment.

(3) Amounts reflect our share of the unpaid principal balance ("UPB") of each loan or loan portfolio or our share of real estate assets based upon our economic interest in each investment, unadjusted for any investment-specific financing, net of amounts attributable to noncontrolling interests as of December 31, 2012.

(4) In January 2012, we foreclosed on the collateral securing the delinquent mezzanine loans and now own indirect equity interests in the entities that own a portfolio of limited service hotels. See the description of the Hotel Portfolio below.

- ***Single-Family Residential Rentals.*** From March to August 2012, we invested $150 million in ColFin American Investors, LLC ("CAI"), a joint venture with a Co-Investment Fund, created for the purpose of acquiring and renting single-family homes. On July 31, 2012, as part of the initial capital raise ("Founders' Round") of CSFR OP in the amount of approximately $513 million, we committed to invest $150 million for an associate general partner interest in CSFR OP, which investment was completed in the form of a transfer of our interest in CAI. CSFR OP is a newly formed investment vehicle created for the purpose of investing in single-family residential rentals and is managed by Colony American Homes, LLC ("CAH"), an affiliate of the Manager. We do not pay investment management or similar fees to CAH in respect of our investment in CSFR OP.

  As a participant in the Founders' Round, we are entitled to (a) our pro rata share of 25% of the carried interest paid by partners who invest in CSFR OP subsequent to the Founders' Round, and (b) our pro rata share of warrants with a $0.01 strike price (i) to participate in any distributions made by CAH and (ii) to acquire 25% to 33 1/3% of Class D Units of CAH in the event of a realization transaction, as defined in the warrant agreement ((a) and (b) collectively, the "Founders' Round Terms"). Subsequent to the Founders' Round and through December 31, 2012, we invested an additional $105 million in CSFR OP for a combined $255 million, or 38.9%, of the approximately $655.9 million contributed by all CSFR OP investors.

From January 1, 2013 through March 6, 2013, CSFR OP received additional capital commitments of approximately $1.6 billion, including $295 million from us. After giving effect to these additional commitments, CSFR OP has received aggregate commitments of approximately $2.2 billion, including $550 million from us. Our additional commitments and associated investments in CSFR OP subsequent to the Founders' Round have and will be made on the same cost basis as all investors in CSFR OP to date, but excluding the Founders' Round Terms. In January and February 2013, we made additional investments totaling $120 million in CSFR OP, for a cumulative $375 million invested to date. We have unfunded commitments of $175 million, which unfunded commitments the general partner of CSFR OP is authorized to call in its discretion.

We believe there will be many benefits to our investing in single-family homes through CSFR OP, including the following: our investment will enjoy diversity in terms of the markets we have exposure to and the number of homes owned; as part of a larger pool of homes, we may benefit from economies of scale both in terms of acquisition opportunities (participation in acquisitions of larger pools of homes where competition is often scarcer) as well as property management costs (either through obtaining better terms from vendors or from having the scale to self-manage); potentially better access to the private and public capital markets which may provide more options to grow the business as well as more options for potential exit strategies.

At December 31, 2012, the SFR rental portfolio owned by CSFR OP consisted of 5,405 rental homes located in six states across the United States with an aggregate cost basis of $701.5 million, including rental homes held through a joint venture with Fannie Mae. The following table provides an overview of the portfolio at December 31, 2012:

Market	Number of Units [1]	Total Cost Basis (in thousands) [2]	Average Cost Per Unit (in thousands)	Average Unit Size (Square Feet)	Estimated Average Cost Per Square Foot	Average Monthly Rent for Leased Properties	Average Age in Years
Properties wholly-owned by CSFR OP:							
Arizona	823	$ 90,303	$ 110	1,548	$ 71	$ 901	25.1
California	1,131	223,528	198	1,658	119	1,572	38.6
Colorado	150	18,429	123	1,662	74	1,345	40.9
Georgia	1,020	83,397	82	1,738	47	986	23.3
Nevada	193	23,132	120	1,676	72	1,036	15.5
Texas	912	104,436	115	1,784	64	1,262	9.6
	4,229	543,225	128	1,678	77	1,183	24.9
Jointly-owned properties [3]	1,176	158,227	135	1,715	78	1,094	30.2
	5,405	$ 701,452	$ 130	1,710	$ 76	$ 1,165	25.9

(1) Represents total housing units, which are leased separately from any other housing units. No property with a single deed has more than four housing units, and less than 2% of our wholly owned properties have more than one housing unit.
(2) Includes acquisition and renovation costs incurred through December 31, 2012.
(3) Jointly-owned properties are owned through a joint venture with Fannie Mae in which CSFR OP currently has a managing member interest.

- ***One Court Square Preferred Equity***. In July 2012, we invested $45 million in a joint venture with a Co-Investment Fund and an unaffiliated investor that invested in and acquired a $125 million preferred equity interest in an acquisition entity that acquired a Class A office tower located in Long Island City, New York. The property is 100% leased to a large financial institution through 2020. The preferred equity provides a 15% return, of which 5.5% is paid-in-kind. At closing, the common member sponsor funded $7.35 million into a reserve account to cover any current preferred return not covered by property income. The preferred equity is redeemable on September 1, 2015 with a 1% exit fee, and can be extended for one year at the common member's option.
- ***Extended Stay Loan and Extended Stay Mezzanine B&C Loans***. In November 2012, Extended Stay Hotels Inc. ("Extended Stay"), the borrower on the $37.5 million junior mezzanine loan originated in October 2010 fully paid off the principal, accrued interest and prepayment fee, and we realized a gain of $0.8 million. Extended Stay is a hotel chain owning properties across the United States and in Canada. We used the proceeds from the pay-off to participate in the refinancing of Extended Stay's debt capitalization in December 2012 by investing $37.5 million, representing a 67% interest in a joint venture with a Co-Investment Fund, to hold interests in the two most junior mezzanine loan tranches. The two new mezzanine loans bear interest at a blended 10.46% per annum through their maturity in December 2019 and are collateralized by equity interests in Extended Stay's real estate portfolio. The loans may be prepaid, with portions subject to certain prepayment fees depending upon prepayment date.

- ***Project London Loan Portfolio.*** In September 2012, we invested $37 million in a joint venture with Co-Investment Funds that acquired a portfolio of loans secured by commercial real estate. The portfolio included 7 performing and non-performing loans with an aggregate UPB of approximately $99.5 million. The purchase price for the portfolio was approximately $72 million, or 73% of the portfolio's UPB. Our share of this investment is 50%.
- ***Metro Loan Portfolio.*** In December 2012, we invested $35 million in a joint venture with Co-Investment Funds that acquired a portfolio of 79 performing and non-performing loans with an aggregate UPB of approximately $95.1 million, secured primarily by multifamily properties which are substantially concentrated in large metropolitan cities of California and New York. The purchase price for the portfolio was approximately $69.3 million, 73% of the portfolio's UPB. Our share of this investment is 50%.
- ***Luxury Destination Club Recourse Loan I and Luxury Destination Club Recourse Loan II.*** In May 2012, we, in a joint venture with two unaffiliated investors, acquired at a discount, a $181 million participation interest in an approximate $250 million recourse first mortgage loan, which shares the same corporate guarantor as a $46 million loan we originated in September 2011. At acquisition, the newly acquired loan was collateralized by 269 luxury residential properties located at 26 resorts in the United States and various international destinations. The properties comprise the majority of the assets belonging to and operated by a leading luxury destination club operator. This senior mortgage bears interest at 8.57% plus a 50 basis points collateral management fee. The $181 million participation interest was acquired for approximately $159 million, or 88% of par, and financed with an approximately $103 million nonrecourse, co-terminus loan at a fixed rate of 5.0%. At acquisition, our share of the net equity investment of $56 million was $34 million, or 60%, with the remaining 40% owned by the two unaffiliated investors. As part of the transaction, we also assigned $18 million, or 40%, of the existing $46 million loan originated in September 2011 to the same unaffiliated investors in the transaction to maintain consistent ownership across both interests. The estimated loan-to-value of the combined loan interests was approximately 56% and the Company's combined investment of $62 million, which was an incremental $16 million to its pre-existing investment, is expected to generate a blended current cash yield of approximately 20% following the transaction.
- ***U.S. Life Insurance Loan Portfolio.*** During 2012, seven loans in the U.S. Life Insurance Portfolio totaling approximately $50.6 million of UPB were prepaid at par. These loans were originally acquired in December 2009 at an average allocated purchase price of 78% of the UPB. Additionally, one nonperforming loan with a UPB of $5.9 million and original acquisition price of $2.6 million was sold under receivership for $4.1 million. At December 31, 2012, 16 loans remain in the portfolio. Our interest in this portfolio is 37.9%.
- ***Hotel Portfolio.*** At December 31, 2011, we owned one-third interests in nonperforming, delinquent mezzanine loans with an aggregate principal amount of $78 million, of which our share was $26 million. The remaining two-thirds interests in the mezzanine loans were owned by a Co-Investment Fund. On January 9, 2012, we and the Co-Investment Fund (collectively, the "JIH Lenders") completed the foreclosure on the portfolio of limited service hotels collateralizing the loans and contributed our interests to ColFin JIH Propco, LLC ("JIH Propco," subsequently renamed ColFin JIH AHI Propco JV, LLC) a joint venture in which we initially owned a one-third interest through our interest in ColFin JIH Holdco, LLC ("JIH Holdco"). The properties are subject to a first mortgage loan by a commercial bank, which was in default at the time of foreclosure. The borrower entities had been operating under bankruptcy protection and, pursuant to a plan of reorganization, emerged from bankruptcy on December 18, 2012. The reorganization accomplished a number of matters, including a restructuring of the mortgage loan resulting in an extension of the loan term and a full waiver of accrued default interests and fees, a change in hotel management, the sale of a minority equity interest to the new management company, and a re-flagging of the hotels with various nationally recognized brands.

  To date, we and the borrower entities have incurred approximately $10.7 million of various legal, consulting and administrative costs related to the foreclosure, bankruptcy and restructuring plans, of which our share was $3.6 million. On December 31, 2012, the JIH Lenders reached a settlement with the former owners in the amount of $8.4 million for damages incurred in connection with the bankruptcy. A settlement gain of $8.4 million was recognized by JIH Holdco for the year ended December 31, 2012 and payments were received in January 2013. Our share of the gain was $2.8 million.
- ***Ashford Notes.*** In February and March 2012, we invested a combined $24.5 million in a joint venture with a Co-Investment Fund that acquired, at a slight discount to the aggregate UPB of $51.8 million, the two most junior mortgage participation interests in a newly restructured first mortgage secured by five full-service hotels. The junior mortgage participation interests bear interest at a blended rate of 1-month LIBOR plus 9.15% and may be prepaid in full at any time without penalty. Our share of this investment is 50%.
- ***MF5 CMBS.*** In February 2012, we invested $25 million in a joint venture with certain Co-Investment Funds that acquired the most senior bond and the interest-only certificate in a CMBS trust. The senior bond has a coupon of 5.1% and is secured by approximately 270 first mortgage loans (of which 89% were performing) collateralized primarily by multifamily properties. The aggregate purchase price for the senior bond and interest-only certificate was approximately $226.1 million, representing a discount of 27.4% to par value of the senior bond. In February 2013, the joint venture completed the

desecuritization of the CMBS trust and sold a 40% participation interest in each of the assets previously held in the trust and will record a gain on sale in the first quarter of 2013. Our share of this investment is 11%.

- ***First Republic Bank.*** During 2012, we sold 543,760 shares of common stock in First Republic Bank for combined net cash proceeds of $16 million, and realized a combined gain of $5.4 million. In January 2013, we sold an additional 216,756 shares of common stock in First Republic Bank for net cash proceeds of $7.7 million. After giving effect to the January 2013 sale, we have sold approximately 75% of our original 1,600,000 shares acquired in June 2010, for cumulative proceeds of $36.4 million, or 1.5 times our original invested amount of $24 million. We hold our investment in First Republic Bank common stock through our interest in ColFin FRB Investor, LLC, a joint venture with certain Co-Investment Funds. After the January 2013 sale, we own an approximate 0.3% indirect interest in First Republic Bank.
- ***Midwest Loan Portfolio.*** In November 2012, we invested $19 million in a joint venture with Co-Investment Funds that acquired a portfolio of 60 performing and non-performing first mortgage recourse loans at the purchase price of approximately 53% of the portfolio's UPB of $69 million. Our share of this investment is 50%.
- ***Phoenix Corporate Tower Loan.*** In December 2012, we invested $16 million in a joint venture with Co-Investment Funds that acquired a sub-performing first mortgage loan secured by a high-rise office tower in a main metropolitan center located in Phoenix, Arizona. The loan was acquired for approximately 59% of its UPB of $54 million. Our share of this investment is 50%.
- ***California Master Planned Communities.*** In May 2012, we invested in a joint venture with a Co-Investment Fund and an unaffiliated investor that acquired two non-performing loans secured by two master planned communities in California for approximately $57 million, or 16% of the UPB. Immediately subsequent to acquisition, the joint venture entered into a deed-in-lieu with the borrower and now owns the properties. Our share of this investment is 24%.
- ***ADC FDIC Portfolio II.*** In December 2012, we invested $16 million in a joint venture with Co-Investment Funds that consummated a structured transaction with the FDIC. The joint venture acquired a 40% managing member equity interest in a newly formed limited liability company created to hold a portfolio of acquired loans, with the FDIC retaining the other 60% equity interest. The financing of the transaction included 50% leverage in the form of a $71.8 million zero-coupon note provided by the FDIC. The portfolio included 492 performing and non-performing loans with an aggregate UPB of $289 million, consisting of substantially all first mortgage recourse commercial real estate and acquisition, development and construction loans. The portfolio was effectively acquired at approximately 48% of the portfolio's UPB.
- ***New England Hotel Portfolio Mezzanine Loan.*** In May 2012, we invested in a joint venture with a Co-Investment Fund that originated a $17.5 million loan on a portfolio of select-service hotels in Massachusetts and New Hampshire. We and the Co-Investment Fund funded an additional $4 million in August 2012 and will fund an additional $6 million in the form of a mezzanine loan if the borrower adds certain hotels to the collateral package in the first 18 months of the loan term. The loan bears an interest rate of 13.5% with a 1.0% origination fee, and matures in July 2017. Our share of this investment is 50%.
- ***Manhattan Landmark Buildings Loan.*** In April 2012, we amended and restated two notes receivable, each with an original principal amount of $19.55 million, into a $26 million A-note and a $14 million B-note. The A-note was sold to an unrelated third party for $25.7 million, or 99% of par. The remaining B-note bears interest at approximately 20.9%, of which approximately 6% will be paid-in-kind.
- ***BAMO Loan Portfolio.*** In June 2012, we invested in a joint venture with a Co-Investment Fund that acquired a portfolio of loans from a U.S. commercial bank. The portfolio included 26 performing and non-performing loans with an aggregate UPB of approximately $38.7 million, consisting of substantially all first mortgage loans geographically concentrated in the Midwest. The purchase price for the portfolio was approximately $18 million, or 47% of the portfolio's UPB. Our share of this investment is 50%.
- ***Hearthstone ADC Loan.*** In November 2012, we committed $14.3 million to a joint venture with a Co-Investment Fund that originated a $28.5 million revolving loan facility secured by a master-planned housing development located in Orange County, California. The loan bears interest at 10% per annum which accrues to the principal. The loan includes a 50% profit participation after Colony investors and the sponsor have attained a 14% return. Through December 31, 2012, we have funded $7.9 million to the joint venture. Our share of this investment is 50%.
- ***Luxury Destination Resort Loan.*** In May 2012, we sold our 50% share of a $20 million senior first mortgage loan secured by all assets of a destination spa resort located in Arizona to an unrelated third party at par. We retained our 50% share of a $15 million mezzanine loan, which bears interest at approximately 15%.
- ***Florida Multifamily Property Loan.*** In May 2012, we invested in a joint venture with a Co-Investment Fund that acquired a performing $20 million senior mortgage loan secured by a multifamily asset in Florida. The loan was acquired for $17 million, or 85% of the UPB. The loan bears a 5.5% fixed interest rate and matures in March 2016. In October 2012, we obtained $10.9 million of co-terminus, non-recourse financing bearing interest at LIBOR plus 3.75%. The floating rate debt

is fixed at 4.28% with an interest rate swap. Our share of this investment is 49%. This investment is included in "Other Investments" in the table above.

- ***Assisted Living Properties B-Note***. In May 2012, we invested in a joint venture with a Co-Investment Fund that invested, at par, in a $10 million B-note cut from a $56 million term loan recently originated in October 2011. The loan is secured by nine assisted living properties and features full recourse to the sponsor, one of the largest operators of assisted living and memory care facilities in the United States. The B-note bears interest at LIBOR plus 12% with final maturity in October 2014. Our share of this investment is 50%. This investment is included in "Other Investments" in the table above.
- ***WLH Secured Loan***. In October 2009, we participated in the origination of a $206 million senior secured term loan to William Lyon Homes, Inc. ("WLH") through a joint venture ("WLH Investor") with certain Co-Investment Funds. We have a 24% ownership interest in WLH Investor.

  In connection with a comprehensive recapitalization plan, in December 2011, WLH announced that it filed a voluntary Chapter 11 case to seek confirmation of a pre-packaged plan of reorganization. WLH emerged from bankruptcy on February 25, 2012 with the key restructured terms including: (i) the WLH Loan amendment to increase the principal balance while reducing the interest rate; (ii) WLH's existing senior noteholders converting their existing notes into new second lien notes of WLH and common equity in William Lyon Homes (the sole shareholder of WLH); and (iii) WLH receiving new cash proceeds of $85 million.

  In order to support the borrower's operations and ensure adequate liquidity during the pendency of the Chapter 11 case, WLH Investor provided a new $30 million non-revolving, senior secured, super priority debtor-in-possession credit facility ("DIP Loan"). WLH had borrowed $5 million on the DIP loan, and fully repaid the principal, accrued interest and associated fees upon emergence from bankruptcy in February 2012.

  Pursuant to the terms of the recapitalization plan, WLH Secured Loan was amended (the "Amended WLH Loan") into a new $235 million senior secured term loan facility (upsized from $206 million without requiring additional funding by the lenders) with a 10.25% interest rate (reduced from the previous 14.0% interest rate), and a term expiring on January 31, 2015. The Amended WLH Loan was prepayable by WLH at any time without penalty, yield maintenance or a "make-whole" payment. WLH Investor received a restructuring fee of 1% on the principal amount of the Amended WLH Loan. In April 2012, WLH Investor sold a $25 million participation in the Amended WLH Loan to an unrelated third party at par (10.25% yield). In November 2012, WLH repaid the entire outstanding balance of the loan and we realized a gain of approximately $5.5 million in the fourth quarter of 2012 as a result of the early payoff.
- ***WLH Land Acquisition and Sale.*** In June 2012, we, along with an investment fund managed by an affiliate of our Manager, sold residential development projects to WLH for an aggregate purchase price of $21.5 million. WLH paid $11 million in cash and issued 10,000,000 shares of Class A common stock of WLH to us and an investment fund managed by an affiliate of our Manager. These development projects were originally purchased from WLH for $13.6 million in December 2009. Our share of this investment is 24%.
- ***Midwest Multifamily/Retail Loan.*** In May 2012, the Midwest Multifamily Retail Loan fully repaid approximately $13 million at maturity including an exit fee. The loan was originated in May 2010 by us and a Co-Investment Fund as a $9.8 million loan. Our share of the loan was 33.3%.

Some of the loans in our investment portfolio are in the process of being restructured or may otherwise be under credit watch or at risk. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. If we determine that it is probable that we will not be able to collect all amounts according to the terms of a particular loan agreement, we could be required to recognize an impairment charge or a loss on the loan. If our assumptions regarding, among other things, the present value of expected future cash flows or the value of the collateral securing our loans are incorrect or general economic and financial conditions cause a significant number of borrowers to become unable to make payments under their loans, we could be required to recognize significant impairment charges, which could result in a material reduction in earnings and distributions in the period in which the loans are determined to be impaired.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Certain accounting policies are considered to be critical accounting policies. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective and complex judgments, and for which the impact of changes in estimates and assumptions could have a material effect on our financial statements. The following discussion addresses the accounting policies that we believe are critical based on the nature of our operations, and applies to both the Company and our unconsolidated joint ventures. We believe that all of the decisions and assessments upon which our financial statements are based were reasonable at the time made, based upon information available to us at that time. This discussion is intended to supplement the description of our significant accounting policies in Note 2 to our consolidated financial statements included in this Annual Report.

Investments in Unconsolidated Joint Ventures

Many of our investments have been structured as joint ventures with one or more Co-Investment Funds pursuant to an investment allocation agreement (see "Business—Co-Investment Funds"). The joint ventures are generally capitalized through equity contributions from the members, although certain investments are leveraged through various financing arrangements. Our exposure to the joint ventures is limited to amounts invested or committed to the joint ventures at inception, and neither we nor the other investors are required to provide financial or other support in excess of their capital commitments.

In some cases these joint ventures are considered to be variable interest entities ("VIEs"). Generally, a VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the power, through voting rights or similar rights, to direct the activities of the entity that most significantly impact its financial performance, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests and substantially all of the entity's activities either involve, or are conducted on behalf of, an investor (including its related parties) that has disproportionately few voting rights.

In certain circumstances, we hold 50% of the voting rights to elect the board of directors of the joint venture, but own varying economic interests, which currently range from 4.5% to 50%. In other cases, our voting rights are proportional to our economic interests, however the joint ventures are subject to management or other contracts that create VIEs.

GAAP requires a VIE to be consolidated in the financial statements of the entity that is determined to be the primary beneficiary of the VIE. The primary beneficiary generally is the entity that has both the following characteristics: (i) the power to direct the activities of the VIE that most significantly impact its economic performance; and (ii) the obligation to absorb expected losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

We have analyzed each of the joint ventures and determined that either: (1) they are not VIEs and we do not have a controlling financial interest; or (2) they are VIEs but we are not the primary beneficiary. In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: the amount and characteristics of our investment; the obligation or likelihood that we or other investors will be required to provide financial support; our and the other investors' ability to control or significantly influence key decisions for the VIE; and the similarity and significance of the VIE's business activities to our and the other investors' business activities. Significant judgments related to these determinations include estimates about the current and future fair values and performance of assets held by the VIEs and general market conditions.

Since we do not consolidate the joint ventures but have significant influence over their operating and financial policies, we account for our investments in joint ventures using the equity method. Under the equity method, we initially record investments in unconsolidated joint ventures at cost and adjust for our proportionate share of net earnings or losses, cash contributions made and distributions received, and other adjustments, as appropriate. Distributions of operating profit from joint ventures are reported as part of operating cash flows on our statement of cash flows. Distributions related to a capital transaction, such as a refinancing transaction or sale, are reported as investing activities on our statement of cash flows.

We perform a quarterly evaluation of our investments in unconsolidated joint ventures to determine whether the fair value of our interest in each joint venture is less than the carrying value, and, if such decrease in value deemed to be is other-than-temporary, we write down our investment to fair value.

Loans Receivable and Interest Income Recognition

We originate and purchase loans receivable. Originated loans are recorded at amortized cost, or the UPB less net deferred loan fees. Net deferred loan fees include unamortized origination and other fees charged to the borrower less direct incremental loan origination costs we incurred. Purchased loans are recorded at amortized cost, or the UPB less unamortized purchase discount. Costs to purchase loans are expensed as incurred. Interest income is recognized based upon the contractual rate and the outstanding principal balance of the loans. Purchase discount or net deferred loan fees are amortized over the expected life of the loans using the effective yield method except on revolving loans, for which the straight-line method is used. When a loan is prepaid, prepayment fees and any excess of proceeds over the carrying amount of the loan are recognized as a gain.

Past Due Loans—We place loans on nonaccrual status when any portion of principal or interest is more than 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When we place a loan on nonaccrual status, we reverse the accrual for unpaid interest and do not recognize interest income until we receive cash and the loan returns to accrual status. Generally, a loan may be returned to accrual status when all delinquent principal and interest are brought current in accordance with the terms of the loan agreement and the borrower has met certain performance criteria.

Impairment—We evaluate our loans for impairment on a quarterly basis. We regularly analyze the extent and effect of any credit migration from underwriting and the initial investment review associated with a loan's performance and/or value of underlying collateral as well as the financial and operating capability of the borrower/sponsor. Specifically, a property's operating results and any cash reserves are analyzed and used to assess (i) whether cash from operations are sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan, and/or (iii) the property's liquidation value. Where applicable, we also evaluate the financial wherewithal of any loan guarantors as well as the borrower's competency in managing and operating the properties. A loan is considered to be impaired when it is probable that we will not be able to collect all amounts due according to the contractual terms of the loan agreement. A loan is also considered to be impaired if it has been restructured in a troubled debt restructuring ("TDR") involving a modification of terms as a concession resulting from the debtor's financial difficulties. We measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded investment in the loan, a valuation allowance is established with a corresponding charge to allowance for loan loss.

Acquired Credit-Distressed Loans—We acquire credit-distressed loans for which we expect to collect less than the contractual amounts due under the terms of the loan based, at least in part, on the assessment of the credit quality of the borrower. Acquired credit-distressed loans are recorded at the initial investment in the loans and accreted to the estimated cash flows expected to be collected measured at acquisition date. The excess of cash flows expected to be collected measured at acquisition date over the initial investment ("accretable yield") is recognized in interest income over the remaining life of the loan using the effective interest method. The excess of contractually required payments at the acquisition date over expected cash flows ("nonaccretable difference") is not recognized as an adjustment of yield, loss accrual or valuation allowance. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment to the loan's accretable yield over its remaining life, which may result in a reclassification from nonaccretable difference to accretable yield. Subsequent decreases in cash flows expected to be collected are evaluated to determine whether a provision for loan loss should be established. If decreases in expected cash flows result in a decrease in the estimated fair value of the loan below its amortized cost, the Company will record a provision for loan losses calculated as the difference between the loan's amortized cost and the revised cash flows, discounted at the loan's effective yield.

Acquired credit-distressed loans may be aggregated into pools based upon common risk characteristics, such as loan performance, collateral type and/or geographic location of the collateral. Once a loan pool is identified, a composite yield and estimate of cash flows expected to be collected (including expected prepayments) are used to recognize interest income. A loan resolution within a loan pool, which may involve the sale of the loan or foreclosure on the underlying collateral, results in the removal of an allocated carrying amount. A loan modified in a TDR within a loan pool remains in the loan pool, with the effect of the modification incorporated into the expected future cash flows.

Investment in Real Estate

Acquired property is recorded at the purchase price, allocated among land, building, improvements, in-place leases and equipment based upon their fair values at the date of acquisition. We evaluate each purchase transaction to determine whether the acquired assets meet the definition of a business. Transaction costs related to acquisitions that are not deemed to be businesses are included in the cost basis of the acquired assets, while transaction costs related to acquisitions that are deemed to be businesses are expensed as incurred.

Depreciation is computed on the straight-line basis over the estimated useful lives of the assets, which generally range from 15 to 40 years for buildings and improvements and 5 to 15 years for furniture, fixtures and equipment.

Expenditures for ordinary repairs and maintenance are expensed as incurred, while expenditures for significant renovations that improve or extend the useful life of the asset are capitalized and depreciated over their estimated useful lives.

Rental Income

Rental income from residential leases is recognized on a straight-line basis, which is not materially different than if it were recorded when due from residents and recognized monthly as it was earned. Certain costs incurred to lease vacant homes, including leasing commissions and other fees, are capitalized and amortized over the term of the lease. Rents received in advance are deferred.

Fair Value Measurement

We determine the estimated fair value of financial assets and liabilities using the three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The three levels of inputs that may be used to measure fair value are as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk and others.

Level 3—Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used.

We record certain financial instruments at fair value on a recurring basis when required by GAAP. Examples of financial instruments we own that are required by GAAP to be carried at fair value are derivative instruments and debt securities designated as available-for-sale. We have not elected the fair value option for financial instruments not required to be carried at fair value by GAAP. We carry those financial instruments at amortized cost and separately disclose the fair value on a quarterly basis. These instruments are recorded at fair value only if they are impaired.

In cases where quoted market prices are not available, fair values are estimated using inputs such as discounted cash flow projections, market comparables, dealer quotes and other quantitative and qualitative factors. The fair values of foreign exchange contracts are determined by discounting the expected cash flow of each instrument based on forecast foreign exchange rates. This analysis reflects the contractual terms of the derivatives, observable market-based inputs, and credit valuation adjustments to appropriately reflect the non-performance risk for both the Company and the respective counterparty. The fair value of debt securities and loans are generally determined by discounting the expected cash flows using observable current and forward rates of applicable published indices. Fair values of our investments in unconsolidated joint ventures are primarily derived by applying our ownership interest to the fair value of the underlying assets and liabilities of each joint venture. Our proportionate share of each joint venture's fair value approximates our fair value of the investment as the timing of cash flows of the joint venture does not deviate materially from the timing of cash flows we receive from the joint venture. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different assumptions or methodologies could have a material effect on the estimated fair value amounts.

Income Taxes and REIT Compliance

We elected to be taxed as a REIT, commencing with our initial taxable year ended December 31, 2009. A REIT is generally not subject to corporate level federal and state income tax on net income it distributes to its stockholders. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal and state income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify as a REIT, we may be subject to certain federal, state, local and foreign taxes on our income and property and to federal income and excise taxes on our undistributed taxable income.

We have elected or may elect to treat certain of our subsidiaries as TRSs. In general, a TRS of a REIT may perform non-customary services for tenants of the REIT, hold assets that the REIT cannot hold directly and, subject to certain exceptions related to hotels and healthcare properties, may engage in any real estate or non-real estate related business. A TRS is treated as a regular corporation and is subject to federal, state, local, and foreign taxes on its income and property.

Recent Accounting Updates

Recent accounting updates are included in Note 2 to our consolidated financial statements in Item 15 of this Annual Report.

Results of Operations

We commenced operations upon completion of our IPO on September 29, 2009 and continue to actively invest in our target assets. In general, period-over-period increases in our results of operations reflect our ongoing investment activities and capital-raising efforts. Due to the overall growth and increased number of investments in nearly every category, the results of operations presented below for each period are not directly comparable and are not necessarily indicative of future financial condition or results of operations.

We operate in two reportable segments: real estate debt investments and SFR rentals. The real estate debt investments segment includes our investments in originated and acquired commercial real estate debt, real estate acquired in settlement of loans, mortgage-backed securities, and other debt-related investments. The SFR rental segment represents our investment in CSFR OP. Prior to 2012, our operating activities were exclusively within the real estate debt investments segment.

Income from Our Investments

Our primary source of income is our real estate debt investments, which we hold either directly or through our investments in unconsolidated joint ventures. We have been continually investing in our target assets since our IPO in September 2009 and, therefore, income from some investments may reflect less than a full year's results of operations. See the table and discussion in "—Our Investments" for additional information about specific investments.

Income (loss) from our investments by type of investment is summarized below, shown net of investment-related expenses and amounts attributable to noncontrolling interests:

(In thousands)	Year Ended December 31, 2012	2011	2010
Real estate debt investments			
Acquisitions:			
Single loans—first mortgages	$ 11,146	$ 6,263	$ 3,104
Single loans—subordinated debt (1)	3,344	1,235	2,162
FDIC loan portfolios	10,296	7,708	2,189
Other loan portfolios	15,788	10,544	6,281
CMBS/bonds	4,681	2,221	1,081
German non-performing loan portfolios	3,213	2,678	(81)
Equity via debt (2)	1,072	—	—
Total acquisitions	49,540	30,649	14,736
Originations:			
Senior & whole mortgage loans	20,230	12,360	8,712
Subordinated debt (1)	17,596	8,491	1,113
Total originations	37,826	20,851	9,825
Other investments (3)	8,431	8,881	2,918
Total real estate debt investments	95,797	60,381	27,479
Single-family residential rentals	(2,126)	—	—
	$ 93,671	$ 60,381	$ 27,479

(1) Subordinated debt includes B-notes, mezzanine loans, and preferred equity.
(2) Equity via debt includes real estate or equity interests obtained through foreclosures or deed-in-lieu of foreclosure on the collateral on target assets originally acquired or originated as debt instruments.
(3) Other investments include equity securities obtained in full or partial resolution of debt and our investment in shares of common stock of First Republic Bank.

Income from Real Estate Debt Investments

Income from acquired first mortgage loans for the year ended December 31, 2012 increased $4.9 million, or 78%, compared to 2011. The increase primarily reflects income from the Luxury Destination Club Recourse Loan II acquired in May 2012, partially offset by the exclusion of Manhattan Landmark Buildings Loan subsequent to the A-note sale in April 2012. Income from acquired first mortgage loans for the year ended December 31, 2011 increased $3.2 million, or 102%, compared to 2010. The increase primarily relates to income from the Manhattan Landmark Buildings Loan acquired in March 2011 and a full year's effect of acquisitions in 2010.

Income from acquired subordinated debt for the year ended December 31, 2012 increased $2.1 million, or 171%, compared to 2011. The increase primarily reflects income from the Ashford Notes acquired during the first quarter of 2012 and Manhattan Landmark Buildings Loan subsequent to the A-note sale in April 2012. This increase was partially offset by the reclassification of income generated from the Hotel Portfolio to equity via debt effective January 2012 upon the foreclosure on the collateral. Income from acquired subordinated debt for the year ended December 31, 2011 decreased $0.9 million, or 43%, compared to 2010. The decrease is primarily due to a mezzanine loan that we acquired and sold within 2010 which generated interest income and gain on sale of $0.8 million in 2010.

Income from the FDIC loan portfolios for the year ended December 31, 2012 increased $2.6 million, or 34%, compared to 2011. The increase primarily reflects a full year's effect of income from the CRE FDIC Portfolio and CRE FDIC Portfolio II, both acquired in 2011, offset by a combined $0.7 million of impairment losses on DB FDIC Portfolio and Barclays FDIC Portfolio. Income from the FDIC loan portfolios for the year ended December 31, 2011 increased $5.5 million, or 252%, compared to 2010. The increase primarily reflects income from the CRE FDIC Portfolio, Cushman ADC FDIC Portfolio acquired in January 2011 and DB FDIC Portfolio.

Our acquired other loan portfolios include the U.S. Life Insurance, Bulls, BOW, Project London and Midwest Loan Portfolios, among others. The increase from 2011 to 2012 of $5.2 million, or 50%, is a result of new acquisitions, a full year's effect of income from the Bulls Loan Portfolio acquired in June 2011 and BOW Loan Portfolio acquired in December 2011, offset by reduced income from our older acquisitions due to continual loan resolutions. The increase from 2010 to 2011 of $4.3 million, or 68%, primarily relates to income from the Bulls Loan Portfolio.

Income from CMBS/bonds for the year ended December 31, 2012 reflects income from the MF5 CMBS acquired in February 2012, CMBS-Related Bond acquired in May 2010 and Multifamily Tax-Exempt Bonds acquired in June 2011. The increase from 2010 to 2011 of $1.1 million, or 105%, primarily relates to the sale of a $40 million AAA-rated CMBS in September 2011 for a $0.6 million gain and a full year's effect of the May 2010 acquisition of the CMBS-Related Bond.

Income from German non-performing loan portfolios for the year ended December 31, 2012 increased $0.5 million, or 20%, compared to 2011. During 2012, a loan sale from German Loan Portfolio IV resulted in a $2.2 million gain, offset by a combined $1.6 million of impairment charges on three of our German non-performing loan portfolios, including one that was fully resolved. Some of the collateral properties in the portfolio also generate cash income under receivership. Income from the German non-performing loan portfolios for the year ended December 31, 2011 increased $2.8 million compared to 2010. The increase primarily reflects income from German Loan Portfolio IV acquired in July 2011, respectively, and a full year's effect of portfolios acquired in 2010.

Income from the equity via debt investment category for the year ended December 31, 2012 reflects income from the Hotel Portfolio of $1.6 million, offset by our share of holding and maintenance costs on the California Master Planned Communities acquired in May 2012. The Hotel Portfolio was classified as an acquired subordinated debt prior to the January 2012 foreclosure. During 2012, we incurred substantial costs related to the foreclosure, bankruptcy and restructuring of the investment, including legal, consulting, accounting, and other professional fees, manager transition expenses, default interest prior to the debt restructuring and various fees to the lender and lender's legal counsel related to the debt restructuring. Our share of such costs was approximately $3.6 million. These costs were partially offset by our $2.8 million share of the settlement from prior owners.

Income from originated senior and whole mortgage loans for the year ended December 31, 2012 increased $7.9 million, or 64%, compared to 2011. The increase primarily reflects gain recognized from the early payoff of the WLH Secured Loan in November 2012 and a full year's income from the Luxury Destination Club Recourse Loan I originated in September 2011. Income from originated senior and whole mortgage loans for the year ended December 31, 2011 increased $3.6 million, or 42%, compared to 2010. The increase primarily reflects income from the Luxury Destination Club Recourse Loan I and Southern California Land Loan originated in May 2011.

Income from originated subordinated debt for the year ended December 31, 2012 increased $9.1 million, or 107%, compared to 2011. The increase primarily reflects income from new 2012 originations, a full year's effect of 2011 originations and an early payoff gain of $0.8 million on the Extended Stay Loan, the Centro Mezzanine Loans originated in June 2011, One Court Square Preferred Equity originated in July 2012 and Luxury Destination Resort Loan originated in November 2011. Income from originated subordinated debt for the year ended December 31, 2011 increased $7.4 million, or 663%, compared to 2010. The increase primarily reflects income from the Extended Stay Loan originated in October 2010 and Centro Mezzanine Loans.

Income from other real estate debt investments for the year ended December 31, 2012 includes an aggregate $5.4 million gain recognized from the sale of 543,760 shares of common stock in First Republic Bank and a $1.8 million gain on sale of residential development projects to WLH in June 2012. Income from other real estate debt investments for the year ended December 31, 2011 increased $6 million, or 204%, compared to 2010. The increase was primarily related to our share of income from First Republic Bank and gain on sale of 325,126 shares of its common stock during 2011.

Certain investments individually generated greater than 10% of our total income for the periods presented. For the year ended December 31, 2012, Luxury Destination Club Recourse Loan I and II, which share the same corporate guarantor, generated 18% of total income, and WLH Secured Loan generated 12% of total income. After deducting investment-specific interest and other expenses, and amounts attributable to noncontrolling interests, Luxury Destination Club Recourse Loan I and II represent 16% of our net income attributable to stockholders. For the year ended December 31, 2011, WLH Secured Loan and our investment in First Republic Bank each generated 12% of our total income. For the year ended December 31, 2010, WLH Secured Loan and the U.S. Life Insurance Loan Portfolio collectively generated 48% of our total income.

Loss from Single-Family Residential Rentals

Our investment in single-family residential rentals through CSFR OP generated a loss of $2.1 million during the year ended December 31, 2012. The loss reflects a sub-scale portfolio during the ongoing ramp-up, renovation and lease-up efforts, as well as start-up and formation expenses. As of December 31, 2012, approximately 42% of the homes in CSFR OP's portfolio were unleased and the business has not achieved optimal scale in its target markets, resulting in operating, administrative and start-up costs that are disproportionate to the revenues generated from properties.

Investment-Level Expenses

Amounts shown above are presented net of the following investment-specific expenses, all of which relate to our real estate debt investments.

(in thousands)	Year Ended December 31, 2012	2011	2010
Investment expenses:			
Third party asset management and servicing costs	$ 848	$ 908	$ 6
Asset management costs reimbursed to affiliate of Manager	1,050	1,210	—
Other	581	675	436
	$ 2,479	$ 2,793	$ 442
Interest expense:			
2100 Grand secured financing	$ 696	$ 702	$ 17
Luxury Destination Club Recourse Loan II secured financing	3,713	—	—
	$ 4,409	$ 702	$ 17

Two of our FDIC portfolios acquired in late 2010 are managed by asset management companies that are wholly-owned by us. Most asset management and servicing costs are incurred by these asset management companies. Asset management costs reimbursed to an affiliate of the Manager include allocations of compensation, overhead and direct asset management costs incurred by the affiliate. Other investment expenses include costs related to the initial acquisition of our consolidated investments, as well as costs associated with unsuccessful transactions. The year-over-year increases reflect a growing investment portfolio and greater volume of transactions.

We incurred interest expense on the secured financing of our 2100 Grand loan which represents an A-note participation sold to a third party in December 2010 accounted for as a financing transaction. Interest expense on Luxury Destination Club Recourse Loan II represents contractual interest and amortization of deferred financing costs on the seller-provided financing of the May 2012 loan acquisition. All contractual interest due for the term of the financing was pre-funded by the borrower.

Other Income from Affiliates

Other income from affiliates represents asset management fees and cost reimbursements from the two FDIC portfolios managed by our wholly-owned asset management companies. We charge a fee of 50 basis points on each portfolio's UPB per annum, payable monthly. For the years ended December 31, 2012, 2011 and 2010, the asset management companies earned asset management fees and received cost reimbursements of $2.0 million, $2.0 million and $40,000, respectively, from these portfolios, and incurred $1.9 million, $2.1 million and $6,000 of expenses, respectively, described above.

Non-Investment Expenses

- *Management Fees*—Management fees include the following:

(in thousands)	Year Ended December 31, 2012	2011	2010
Base management fees	$ 12,332	$ 8,128	$ 3,542
Share-based compensation	5,714	—	—
Incentive fees	936	349	—
	$ 18,982	$ 8,477	$ 3,542

Base management fees have increased approximately by $4.2 million from 2011 to 2012 and $4.6 million from 2010 to 2011 due to an increase in our stockholders' equity fee base, as defined in the management agreement. The increase is primarily a result of the two preferred stock offerings and two common stock offerings during 2012 and a common stock offering in 2011. For a discussion regarding current year equity offerings, see "—Liquidity and Capital Resources—

Equity Offerings." Share-based compensation of $5.7 million represents the current year amortization of the fair value of restricted shares awarded to certain of our executive officers and certain employees of our Manager and its affiliates in January 2012 and restricted shares awarded to the Manager in December 2012. Incentive fees are based upon our Core Earnings, further described at "—Non-GAAP Supplemental Financial Measure: Core Earnings," and are payable to our Manager in shares of our common stock.

- *Interest Expense*—For the years ended December 31, 2012, 2011 and 2010, we incurred non-segment interest expense of $3.8 million, $2.3 million and $0.5 million, respectively, primarily on our credit facility. Interest expense for 2012 and 2011 related to our credit facility was higher due to (1) higher average outstanding borrowings to temporarily finance our investment activities during the period, and (2) higher unused commitment fees and amortization of deferred financing costs due to a $100 million increase in total availability following the restructuring of our credit facility in September 2011. We do not attribute borrowings on our credit facility to specific investments.
- *Administrative Expenses*—Administrative expenses are summarized below:

(In thousands)	Year Ended December 31, 2012	2011	2010
Reimbursements to Colony Capital:			
Compensation pursuant to secondment agreement	$ 1,207	$ 1,248	$ 1,438
Allocated overhead and direct administrative expenses	1,253	344	218
Total reimbursements to Colony Capital	2,460	1,592	1,656
Professional fees	2,082	2,767	1,972
Insurance	654	708	972
Share-based compensation (excluding board compensation)	278	—	—
Board-related costs	308	272	229
Other	564	441	514
	$ 6,346	$ 5,780	$ 5,343

Total administrative expenses for the year ended December 31, 2012 increased $566,000, or 10%, compared to 2011. The increase is primarily due to the reimbursement of compensation costs of certain employees of Colony Capital and an increase in the ratio of our total assets relative to total Colony Capital-managed assets. This is partially offset by a decrease in professional fees, mainly legal and tax consulting services.

Total administrative expenses for the year ended December 31, 2011 increased $437,000, or 8%, compared to 2010. The increase was primarily in legal and tax consulting fees, due to ongoing consultations related to compliance, REIT-specific tax and deal structuring issues and other regulatory matters.

Income Tax Provision

Our TRSs, which directly or indirectly hold certain of our investments, are subject to corporate level federal, state, foreign and local income taxes. For the years ended December 31, 2012, 2011 and 2010, we incurred income tax expense of $2.2 million, $1.2 million and $0.2 million, respectively. The 2012 income tax provision primarily reflects current income taxes due on loan resolutions in the Cushman ADC FDIC Portfolio, Bulls Loan Portfolio, BOW Loan Portfolio, and our foreign joint venture loan portfolios and from the operations of our TRSs. The current taxes are partially offset by a net deferred tax benefit resulting from temporary differences related to income recognition for our BOW Loan Portfolio and Cushman ADC FDIC Portfolio and investments in certain of our foreign joint ventures. The 2011 income tax provision reflects current income taxes payable on the operations of our TRSs and an unrealized gain recognized on a foreign investment, net of a deferred tax benefit resulting from temporary differences related to income recognition for our foreign joint ventures and the DB and Cushman ADC FDIC Portfolios. The 2010 income tax provision reflects current federal and state income taxes primarily associated with timing differences related to income recognition from our investments in foreign joint ventures and their corresponding foreign currency hedging transactions.

Information About Our Real Estate Debt Portfolio

The following tables summarize certain characteristics of the loans and beneficial interests in securities held by the Company and the joint ventures and our proportionate share:

($ in thousands)	December 31, 2012							
	Total Portfolio		Company's Proportionate Share					
Collateral Type	Unpaid Principal Balance	Amortized Cost	Unpaid Principal Balance	Amortized Cost	% of Amortized Cost	Weighted Average Coupon	Current Interest Yield on Cost	Weighted Average Maturity in Years
Originated performing loans								
Retail	$ 60,000	$ 60,000	$ 60,000	$ 60,000	8.1%	9.8%	9.8%	3.5
Office	20,258	20,223	20,056	20,021	2.7%	8.0%	8.0%	2.9
Hospitality	133,285	132,515	82,937	82,472	11.2%	11.4%	11.5%	5.3
Other commercial	6,109	6,109	3,054	3,054	0.4%	12.2%	12.2%	1.8
Residential	82,196	79,840	34,960	33,860	4.6%	12.2%	12.8%	3.3
Total originated performing loans	301,848	298,687	201,007	199,407	27.0%	10.7%	10.9%	4.1
Acquired loans and beneficial interests in bonds								
Performing:								
Retail	415,149	293,227	92,534	69,409	9.4%	5.7%	7.6%	4.0
Office	307,008	211,378	77,266	52,032	7.1%	5.4%	8.3%	4.9
Industrial	244,140	182,908	49,032	36,085	4.9%	6.3%	8.7%	7.2
Hospitality	300,291	247,002	139,883	118,080	16.0%	8.6%	10.3%	1.9
Multifamily	478,674	370,053	104,569	87,722	11.9%	5.0%	6.0%	10.9
Other commercial	358,800	233,877	43,971	28,872	3.9%	9.6%	13.9%	3.3
Residential	58,077	28,128	8,881	4,781	0.6%	5.6%	10.3%	7.6
Land	159,611	67,642	17,228	6,968	0.9%	5.6%	14.3%	1.8
Total acquired performing	2,321,750	1,634,215	533,364	403,949	54.7%	6.6%	8.9%	5.1
Non-performing:								
Retail	322,592	145,863	50,130	23,371	3.1%			
Office	422,423	106,487	114,910	24,724	3.4%			
Industrial	181,647	86,819	35,338	17,946	2.4%			
Hospitality	74,334	40,046	9,159	4,902	0.7%			
Multifamily	200,119	91,772	41,704	17,618	2.4%			
Other commercial	401,434	138,128	55,406	18,189	2.5%			
Residential	182,411	58,319	29,431	11,847	1.6%			
Land	856,417	164,897	80,024	15,953	2.2%			
Total acquired non-performing	2,641,377	832,331	416,102	134,550	18.3%			
Total acquired loans	4,963,127	2,466,546	949,466	538,499	73.0%			
Total portfolio	$ 5,264,975	$ 2,765,233	$ 1,150,473	$ 737,906	100.0%			

($ in thousands)	December 31, 2011							
	Total Portfolio		Company's Proportionate Share					
Collateral Type	Unpaid Principal Balance	Amortized Cost	Unpaid Principal Balance	Amortized Cost	% of Amortized Cost	Weighted Average Coupon	Current Interest Yield on Cost	Weighted Average Maturity in Years
Originated performing loans								
Retail	$ 60,000	$ 60,000	$ 60,000	$ 60,000	8.9%	9.8%	9.8%	4.5
Office	20,520	20,474	20,315	20,270	3.0%	8.0%	8.0%	3.9
Hospitality	84,000	83,273	84,000	83,273	12.3%	11.3%	11.4%	4.3
Other commercial	14,848	14,681	7,424	7,341	1.1%	12.0%	12.4%	0.2
Residential	234,049	231,491	63,526	62,331	9.3%	13.6%	14.2%	3.2
Total originated performing loans	413,417	409,919	235,265	233,215	34.6%	11.3%	11.4%	3.9
Acquired loans and beneficial interests in bonds								
Performing:								
Retail	426,160	303,163	64,209	46,594	6.9%	6.2%	8.8%	5.4
Office	347,441	253,997	62,049	45,626	6.8%	4.8%	6.9%	6.2
Industrial	229,137	173,026	30,890	23,083	3.4%	6.2%	8.6%	4.4
Hospitality	84,190	66,353	21,723	20,058	3.0%	9.2%	9.7%	6.8
Multifamily	258,500	201,550	60,690	52,538	7.8%	4.5%	5.2%	4.0
Other commercial	467,121	331,528	68,650	52,932	7.8%	8.2%	10.3%	3.6
Residential	94,085	43,528	16,385	8,426	1.3%	5.4%	10.1%	5.7
Land	182,746	78,149	14,055	5,544	0.8%	5.9%	13.3%	2.7
Total acquired performing	2,089,380	1,451,294	338,651	254,801	37.8%	6.2%	8.3%	4.8
Non-performing:								
Retail	419,646	188,483	54,750	22,095	3.3%			
Office	632,546	160,123	160,846	36,168	5.4%			
Industrial	206,020	89,640	28,439	12,095	1.8%			
Hospitality	132,757	78,524	39,090	35,282	5.2%			
Multifamily	296,338	121,716	51,386	18,257	2.7%			
Other commercial	473,641	163,862	56,335	19,943	3.0%			
Residential	266,387	106,263	47,254	24,118	3.6%			
Land	1,020,972	208,602	83,228	17,692	2.6%			
Total acquired non-performing	3,448,307	1,117,213	521,328	185,650	27.6%			
Total acquired loans	5,537,687	2,568,507	859,979	440,451	65.4%			
Total portfolio	$ 5,951,104	$ 2,978,426	$ 1,095,244	$ 673,666	100.0%			

As of December 31, 2012, the Company's and the joint ventures' performing loan portfolio comprised fixed rate loans bearing interest rates ranging from 1.0% to 21.0% (weighted average of 7.1%) with an aggregate UPB of $1.42 billion and variable rate loans bearing interest rates ranging from 1.2% to 18.0% (weighted average of 6.2%) with an aggregate UPB of $1.2 billion. Maturity dates of performing loans range from January 2013 to December 2040. Scheduled maturities based on UPB of performing loans as of December 31, 2012 are as follows:

(In thousands)	
One year or less	$ 612,370
Greater than one year and less than five years	1,259,938
Greater than or equal to five years	751,290
Total	$ 2,623,598

Liquidity and Capital Resources

Our current primary uses of liquidity are to fund:

- acquisitions of our target assets and related ongoing commitments;
- our operations, including overhead costs and the management fee to our Manager;

- distributions to our stockholders;
- principal and interest payments on our borrowings; and
- share repurchases under our common stock repurchase program from time to time.

Our current primary sources of liquidity are:

- cash on hand;
- our credit facility;
- cash flow generated from our investments, both from operations and return of capital;
- proceeds from full or partial realization of investments;
- investment-level financing; and
- proceeds from public or private equity offerings.

We believe that our capital resources are sufficient to meet our short-term and long-term capital requirements. However, because of distribution requirements imposed on us to qualify as a REIT, which generally require that we distribute to our stockholders 90% of our taxable income, our ability to finance our growth must largely be funded by external sources of capital. As a result, in order to continue investing in our target assets and sustain our growth, we will have to rely on third-party sources of capital, including public and private offerings of securities and debt financings, which may or may not be available on favorable terms, or at all.

Contractual Obligations and Commitments

The following table summarizes our known contractual obligations and commitments on an undiscounted basis as of December 31, 2012 and in future periods in which we expect to settle such obligations:

(In thousands)	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments—credit facility[1]	$ —	$ —	$ —	$ —	$ —
Interest and fees—credit facility[1]	588	588	—	—	—
Secured financing—principal and interest[2]	101,740	12,646	89,094	—	—
Commitments to fund joint ventures[3]	11,720	11,720	—	—	—
Total	$ 114,048	$ 24,954	$ 89,094	$ —	$ —

(1) As of December 31, 2012, we had no outstanding borrowings on our credit facility. The contractual obligations above reflect unused commitment fees calculated at 0.5% through August 30, 2013, the contractual maturity date of our credit facility.

(2) Amounts include minimum principal and fixed-rate interest obligations through the original maturity date of the secured financing related to our Luxury Destination Club Recourse Loan II. Amounts do not include the secured financing on 2100 Grand, which is recognized as a liability on our consolidated balance sheet, as we are not obligated to repurchase the A-note participation interest.

(3) Pursuant to the operating agreements of some of our unconsolidated joint ventures, the members may be required to fund additional amounts for ordinary operating costs, guaranties or commitments of the joint ventures. Our share of those commitments is $11.7 million.

The table does not reflect amounts due under our management agreement, as described below, or derivative instruments as those contracts do not have fixed and determinable payments.

Our Management Agreement

Our management agreement automatically renews for a one-year term on each anniversary of our IPO. The management agreement may be terminated upon at least 180 days' prior written notice to the Manager.

Base Management Fee—We pay our Manager a base management fee in an amount equal to 1.5% of our stockholders' equity, as defined in the management agreement, per annum, calculated and payable quarterly in arrears in cash.

Incentive Fee—We also pay our Manager an incentive fee based upon our Core Earnings, as defined in "—Non-GAAP Supplemental Financial Measure: Core Earnings." The incentive fee payable, with respect to each calendar quarter, is an amount not less than zero, equal to the difference between (1) the product of (x) 20% and (y) the difference between (i) Core Earnings, on a rolling four-quarter basis and before the incentive fee for the current quarter, and (ii) the product of (A) the weighted average of the issue price per share of common stock in all of our offerings multiplied by the weighted average number of shares of common stock outstanding (including any restricted shares of common stock and any other shares of common stock underlying awards granted under our equity incentive plans, if any) in such four-quarter period and (B) 8%, and

(2) the sum of any incentive fee paid to the Manager with respect to the first three calendar quarters of such previous four quarters; provided, however, that no incentive fee is payable with respect to any calendar quarter unless Core Earnings is greater than zero for the most recently completed 12 calendar quarters.

The incentive fee is payable to the Manager quarterly in arrears in shares of our common stock subject to certain ownership and NYSE limitations. The number of shares to be issued to the Manager is equal to the dollar amount of the portion of the quarterly installment of the incentive fee payable in shares divided by the average of the closing prices of our common stock on the NYSE for the five trading days prior to the date on which such quarterly installment is paid.

Reimbursement of Expenses—We are required to reimburse our Manager for expenditures incurred by the Manager on our behalf (except those specifically required to be borne by our Manager under the management agreement), including legal, accounting, financial, due diligence and other services, in amounts which are no greater than those which would be payable to third parties negotiated on an arm's length basis. In addition, pursuant to a secondment agreement with Colony Capital, we are responsible for Colony Capital's expenses incurred in employing Mr. Tangen. As a result, we are responsible for reimbursing Colony Capital for the cost of Mr. Tangen's base salary, bonus to the extent approved by the compensation committee of our board of directors, benefits and related payroll costs and taxes. We also reimburse Colony Capital for our pro rata portion of overhead expenses incurred by Colony Capital and its affiliates, including our Manager, based upon the ratio of our assets to all Colony Capital-managed assets.

Off-Balance Sheet Arrangements

We have ownership interests in certain unconsolidated joint ventures as detailed in Note 3 to our consolidated financial statements included in Item 15 of this Annual Report. For three structured transactions with the FDIC, we and certain investment funds managed by affiliates of our Manager committed to contribute additional amounts in order to satisfy additional security requirements, up to amounts set forth in the transaction documents with the FDIC. All such obligations are included in the contractual obligations table above. For the remaining five structured transactions with the FDIC, such additional security requirements were funded at closing and no additional commitments exist. The structured transactions with the FDIC are initially leveraged with zero-coupon financing provided by the FDIC with terms ranging from two to seven years. The loans are not guaranteed by the managing member entities in which we have ownership interests and are non-recourse to us.

We provided customary non-recourse carve-out guaranties on the secured debt at unconsolidated joint ventures that invest in the Bulls Loan Portfolio in which we have a 32.5% ownership interest. The aggregate balance of the debt at December 31, 2012 was $18.4 million, or approximately 14% of the carrying amount of the collateral loans in the portfolio.

Dividends

U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. We intend to pay regular quarterly dividends to our stockholders in an amount equal to our net taxable income, if and to the extent authorized by our board of directors. Before we pay any dividend, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service, if any. In addition, our amended credit facility limits the annual amount of distributions we can make to the greater of (i) 95% of our net income adjusted by any non-cash impairment charges, write-downs or losses and (ii) 110% of our taxable income plus depreciation. If our cash available for distribution is less than our net taxable income, we could be required to sell assets or borrow funds to make cash distributions or we may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities.

Common Stock—Our board of directors declared the following dividends in 2012:

Quarter Ended	Dividends Declared per Share	Date Paid
March 31, 2012	$ 0.34	April 13, 2012
June 30, 2012	$ 0.35	July 16, 2012
September 30, 2012	$ 0.35	October 15, 2012
December 31, 2012	$ 0.40 (1)	January 15, 2013

(1) Reflects our quarterly dividend of $0.35 per common share and a special dividend of $0.05 per common share.

Preferred Stock—We are required to make quarterly cash distributions on the 10,080,000 shares of 8.5% Series A Preferred Stock. The aggregate quarterly amount of $5.4 million is payable on or about the 15th of each January, April, July and October. The first dividend payment on our Series A Preferred Stock in the amount of $0.6847 per share, or approximately $4.0 million, was made on July 16, 2012 to shareholders of the March 2012 preferred stock offering. The initial dividend covered the period from March 20, 2012 through July 15, 2012. The second payment, on October 15, 2012, was made to preferred shareholders from both preferred stock offerings at the run-rate of $0.53125 per share, or approximately $5.4 million.

Cash and Cash Flows

As of March 6, 2013, we had approximately $240.8 million of cash on hand.

The following table summarizes our cash flow activity for the periods presented:

	Year Ended December 31,		
(In thousands)	2012	2011	2010
Net cash provided by operating activities	$ 71,026	$ 24,417	$ 9,857
Net cash used in investing activities	(425,977)	(366,433)	(178,660)
Net cash provided by financing activities	521,278	279,646	77,716

Operating Activities

For the year ended December 31, 2012, cash flows from operating activities increased $46.6 million, or 191%, compared to 2011. For the year ended December 31, 2011, cash flows from operating activities increased $14.6 million, or 148%, compared to 2010. The increases reflect the substantial increase in the number of investments in our portfolio. Cash flows from operating activities are primarily distributions of earnings from unconsolidated joint ventures and interest received from our investments in loans, partially offset by payment of operating expenses.

Investing Activities

Net cash used in investing activities for all periods presented reflect our investing activity. Cash outlays for our contributions to unconsolidated joint ventures and for investments in loans during the periods are partially offset by distributions of capital from unconsolidated joint ventures resulting from principal repayments, loan resolutions and financing activities. Cash provided by investing activities also include principal repayments of loans held for investment. We invested approximately $641 million, $387 million and $186 million, primarily in new investments, during the years ended December 31, 2012, 2011 and 2010.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2012 reflects net proceeds of $246.6 million from the two preferred stock offerings, $371 million from the two common stock offerings and contributions from noncontrolling interests of $55 million related to Luxury Destination Club Recourse Loans I and II as well as Extended Stay Mezzanine B&C Loans. These amounts were offset by $57.7 million payment of dividends, net repayments of $69 million on our credit facility and $9.2 million on secured financing, and distributions to noncontrolling interests of $12 million. Net cash provided by financing activities for the year ended December 31, 2011 related primarily to the net proceeds of $272.3 million from the common stock offering, net borrowings of $49 million under our credit facility, as well as a $10 million contribution from noncontrolling interest for the Manhattan Landmark Buildings Loan. These cash inflows were offset by the payment of dividends, common stock repurchases and payment of costs related to the restructuring of our credit facility.

Cash from Investments

Our investments generate cash, either from operations or as a return of our invested capital. We receive monthly or quarterly distributions from some of our unconsolidated joint ventures from earnings, principal receipts or capital transactions such as financing transactions or full or partial loan sales. We also receive interest and principal on our loans held for investment. As loans reach their maturity we may receive all or a portion of the outstanding principal balance. Certain loans held for investment require minimum principal payments, including partial paydowns of principal in the event of a sale of the underlying collateral. We may also, from time to time, fully or partially realize our investments through sale and expect to continue to resolve loans in our loan pools to generate cash, particularly those in acquired credit-distressed portfolios. We may also pursue opportunities to sell whole or partial positions in our originated loan investments or obtain financing (see "—Investment-Level Financing" and "Business—Leverage Policies") to generate cash and improve the return on our investments.

For the year ended December 31, 2012, our investments generated $299 million of cash from various sources as follows:

- *Acquired loans*—We received approximately $143.5 million from our acquired single loans and loan portfolios from various sources, such as interest and fees, proceeds from financing, loan sales and principal receipts including payoffs, and distributed $11.1 million of this amount to noncontrolling interests. Approximately $97.4 million of cash received was capital in nature. The major contributors to capital returned were $23.9 million from the Bulls Loan Portfolio from financing and loan resolutions, $17 million from the U.S. Life Insurance Loan Portfolio from loan resolutions, $5 million from the Florida Multifamily Property Loan financing, $25.7 million from the sale of the A-note on the Manhattan Landmark Buildings Loan, and $9 million of principal receipts on the Luxury Destination Club Recourse Loan II. In addition, we started receiving distributions from three of our FDIC loan portfolios, as FDIC financing on those portfolios have been fully paid off or defeased. We received $6 million from these FDIC loan portfolios and we expect to continue to receive cash distributions from these three portfolios as well two others starting in 2013.

- *Originated loans*—We received approximately $142.8 million from our originated loans and distributed $0.9 million to noncontrolling interests. In addition to current interest and required principal payments received, the amount included $57 million from the participation sale, restructuring fees and early payoff of the WLH Secured Loan, $10 million from the sale of the senior note on the Luxury Destination Resort Loan, $4.4 million from the sale of a participation interest in the Luxury Destination Club Recourse Loan I, and $38 million from the early payoff and prepayment fee received on the Extended Stay Loan. The proceeds from the prepayment was invested to participate in the restructured Extended Stay Mezzanine B&C Loans shortly thereafter.
- *Other real estate investments*—We received approximately $24.5 million from our other real estate debt-related investments, most of which was from the sale of 543,760 shares of First Republic Bank. We also received proceeds from the sale of residential development projects to WLH and the sale of a corporate loan originated in 2011.

Credit Facility

Our current primary source of liquidity in addition to cash on hand is our credit facility. In September 2012, we amended our existing credit agreement (as amended, the "Credit Agreement") with Bank of America, N.A., as administrative agent, and certain lenders. The Credit Agreement continues to provide a credit facility in the initial maximum principal amount of $175 million at the same interest rate and maturity date, and may be increased to $250 million, subject to certain conditions set forth in the Credit Agreement, including each lender or substitute lenders agreeing to provide commitments for such increased amount. Borrowings under the Credit Agreement will be used to finance investments in our target assets, as well as for general corporate purposes.

The amendment expanded the types of assets and associated income qualifying for the borrowing base and modified certain limitations on the types of assets and associated income that can qualify for the borrowing base. The amendment also modified certain financial covenants to be more favorable to reflect the growth of our equity capital base since the previous amendment in September 2011. As of March 6, 2013, we had the ability to borrow up to $156.9 million, none of which had been drawn.

The Credit Agreement contains covenants and restrictions requiring us to meet certain financial ratios and reporting requirements. At December 31, 2012, we were in compliance with all debt covenants and we expect to continue to meet all financial and reporting requirements. However, in the event of an economic slow-down, volatility in the credit markets, and rising cost of capital, there is no certainty that we will be able to continue to meet all of the covenant requirements. The following table summarizes the key financial covenants and our actual results as of and for the three months ended December 31, 2012:

($ in thousands)	Covenant Level		Actual Level December 31, 2012
Financial covenant as defined in the Credit Agreement:			
Consolidated Tangible Net Worth	Minimum $978,254	$	1,221,050
Consolidated Fixed Charge Coverage Ratio	Minimum 2.25 to 1.0		4.46 to 1.0
Consolidated Leverage Ratio	Maximum 0.5 to 1.0		0.10 to 1.0
Liquidity	Minimum $5,000	$	312,810
Total Facility Permitted Borrowings	Maximum $142,611	$	—

Investment-Level Financing

The structured transactions with the FDIC were consummated in part with leverage provided by the FDIC. As of December 31, 2012, three of the eight FDIC portfolios had fully repaid the purchase money notes and have begun to make distributions to investors. We also secured investment-level financing on our 2100 Grand loan by assignment of an A-note participation, seller-financing on the Luxury Destination Club Recourse Loan II, and bank financing on the Bulls Loan Portfolio and Florida Multifamily Property Loan. The Hotel Portfolio we acquired through foreclosure is subject to an existing mortgage. We may attempt to secure other investment-level financing, if available, including term loans, securitizations, warehouse facilities, repurchase agreements and the issuance of debt and equity securities. We also expect to continue to invest in a number of our assets through co-investments with other investment vehicles managed by affiliates of our Manager and/or other third parties, which may allow us to pool capital to access larger transactions and diversify investment exposure.

Equity Offerings

In March 2012, we completed an underwritten public offering of 5,800,000 shares of our 8.50% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share ("Series A Preferred Stock"), including a partial exercise of the overallotment option by the underwriters. The net offering proceeds, after deducting underwriting discounts and commissions and offering costs payable by us, were approximately $140 million. We used $105 million of the proceeds to repay amounts then outstanding on our credit facility.

In July 2012, we completed an underwritten public offering of 4,280,000 shares of our Series A Preferred Stock, including a partial exercise of the overallotment option by the underwriters at a premium to par that translated to a strip yield of 8.3%. The net offering proceeds, after deducting underwriting discounts and commissions and offering costs payable by us, were approximately $106 million. We used $40.5 million of the proceeds to repay amounts then outstanding on our credit facility.

In September 2012, we completed a sale of 8,050,000 shares of our common stock to an underwriter at a price of $18.53 per share. The net offering proceeds, after deducting offering costs payable by us, were approximately $149 million. We used $35 million of the proceeds to repay amounts then outstanding on our credit facility.

In December 2012, we completed a sale of 11,500,000 shares of our common stock to underwriters at a price of $19.29 per share. The net offering proceeds, after deducting offering costs payable by us, were approximately $221 million. We invested $130 million of the proceeds in CSFR OP.

In January 2013, we completed a sale of 11,500,000 shares of our common stock to underwriters at a price of $20.20 per share. The net offering proceeds, after deducting underwriting discounts and commissions and offering costs payable by us, were approximately $232.3 million. We invested $20 million of the proceeds in CSFR OP.

To the extent not otherwise described above, net proceeds from the above-referenced offerings were or will be used for our operations and to acquire our target assets.

We may in the future offer and sell various types of equity securities under our current shelf registration statement or future shelf registration statements filed with the SEC. These securities may be issued from time to time at our discretion based on our needs and depending upon market conditions and available pricing.

Non-GAAP Supplemental Financial Measure: Core Earnings

Core Earnings is a non-GAAP measure and is defined as GAAP net income (loss) excluding non-cash equity compensation expense, incentive fees, real estate depreciation and amortization and any unrealized gains or losses from mark-to-market valuation changes (other than permanent impairment) that are included in net income. The amount is adjusted to exclude one-time events pursuant to changes in GAAP and certain other non-cash items after discussions between the Manager and our independent directors and after approval by a majority of our independent directors.

We believe that Core Earnings is a useful supplemental measure of our operating performance. The exclusion from Core Earnings of the items specified above allows investors and analysts to readily identify the operating results of the assets that form the core of our activity and assists in comparing those operating results between periods. Core Earnings is also the basis upon which the incentive fee to our Manager is calculated. Also, since some of our competitors use a similar supplemental measure, it facilitates comparisons of operating performance to other similar REITs. However, other REITs may use different methodologies to calculate Core Earnings, and accordingly, our calculation of Core Earnings may not be comparable to other similar REITs that present similar supplemental measures.

Core Earnings does not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as defined by GAAP and is not indicative of cash available to fund all cash flow needs.

Portions of adjustments to GAAP net income to reconcile to Core Earnings represent our proportionate share of such items incurred by our unconsolidated joint ventures. A reconciliation of our GAAP net income attributable to common stockholders to Core Earnings is presented below:

(In thousands)	2012	2011	2010
	Year Ended December 31,		
GAAP net income attributable to common stockholders	$ 48,096	$ 42,260	$ 17,731
Adjustments to GAAP net income to reconcile to Core Earnings:			
Noncash equity compensation expense	6,133	116	67
Incentive fee	936	349	—
Depreciation expense	4,478	—	—
Net unrealized loss on derivatives	119	518	—
Core Earnings	$ 59,762	$ 43,243	$ 17,798

Inflation

Virtually all of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance more so than inflation, although inflation rates can often have a meaningful influence over the direction of interest rates. Furthermore, our financial statements are prepared in accordance with GAAP and our distributions are determined by our board of directors primarily based on our taxable income, and, in each case, our activities and balance sheet are measured with reference to historical cost and/or fair market value without considering inflation.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk includes the exposure to loss resulting from changes in interest rates, credit curve spreads, foreign currency exchange rates, commodity prices, equity prices and credit risk in our underlying investments. The primary market risks to which the Company is exposed, either directly or indirectly through its investments in unconsolidated joint ventures, are credit risk, interest rate risk, credit curve spread risk and foreign currency risk.

Credit Risk

Our joint venture investments and loans receivable are subject to a high degree of credit risk. Credit risk is the exposure to loss from loan defaults. Default rates are subject to a wide variety of factors, including, but not limited to, borrower financial condition, property performance, property management, supply/demand factors, construction trends, consumer behavior, regional economics, interest rates, the strength of the U.S. economy, and other factors beyond our control. All loans are subject to a certain probability of default. We manage credit risk through the underwriting process, acquiring our investments at the appropriate discount to face value, if any, and establishing loss assumptions. We also carefully monitor the performance of the loans, including those held by the joint ventures, as well as external factors that may affect their value. For more information, see "Business—Risk Management."

Interest Rate and Credit Curve Spread Risk

Interest rate risk relates to the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk is highly sensitive to many factors, including governmental, monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Credit curve spread risk is highly sensitive to the dynamics of the markets for commercial real estate loans and securities we hold. Excessive supply of these assets combined with reduced demand will cause the market to require a higher yield. This demand for higher yield will cause the market to use a higher spread over the U.S. Treasury securities yield curve, or other benchmark interest rates, to value these assets. The majority of the performing loans held by our unconsolidated joint ventures are fixed rate loans. As U.S. Treasury securities are priced to a higher yield and/or the spread to U.S. Treasuries used to price the assets increases, the price at which the joint ventures could sell some of the assets may decline. Conversely, as U.S. Treasury securities are priced to a lower yield and/or the spread to U.S. Treasuries used to price the assets decreases, the value of the loan portfolios may increase. In addition, fluctuations in LIBOR rates may affect the amount of interest expense we incur in connection with borrowings under our credit facility, which, based on our current debt ratio, incur interest expense at a per annum rate equal to the sum of, at our election, the one, two, three, six, or twelve-month LIBOR plus 3.5%. As of December 31, 2012, the Company had no outstanding borrowings.

In October 2012, one of our unconsolidated joint ventures obtained an interest rate swap to hedge against interest rate fluctuations. We or our unconsolidated joint ventures may, in the future, utilize a variety of financial instruments, including interest rate swaps, caps, floors and other interest rate exchange contracts, in order to limit the effects of fluctuations in interest rates on our operations. The use of these types of derivatives to hedge interest-earning assets and/or interest-bearing liabilities carries certain risks, including the risk that losses on a hedge position will reduce the funds available for distribution and that such losses may exceed the amount invested in such instruments. A hedge may not perform its intended purpose of offsetting losses of rising interest rates. Moreover, with respect to certain of the instruments used as hedges, we are exposed to the risk that the counterparties with which we trade may cease making markets and quoting prices in such instruments, which may render us unable to enter into an offsetting transaction with respect to an open position. If we anticipate that the income from any such hedging transaction will not be qualifying income for REIT income purposes, we may conduct all or part of our hedging activities through a to-be-formed corporate subsidiary that is fully subject to federal corporate income taxation. Our profitability may be adversely affected during any period as a result of changing interest rates.

Currency Risk

We have foreign currency rate exposures related to our equity investments in joint ventures which hold certain commercial real estate loan investments in Europe. Our sole currency exposure is to the Euro. Changes in currency rates can adversely affect the fair values and earnings of our non-U.S. holdings. As of December 31, 2012, we had approximately €31.3 million, or $41.3 million, in European investments. Net tax-effected accumulated foreign exchange loss on the European investments was approximately $3.1 million, or $2.4 million after hedge gain. A 1% change in the exchange rate would result in a $0.4 million increase or decrease in translation gain or loss on our investments in unconsolidated joint ventures. We mitigate this risk by utilizing currency instruments to hedge the capital portion of our foreign currency risk. The type of hedging instrument that we employed on our European investments was a costless collar (buying a protective put while writing an out-of-the-money covered call with a strike price at which the premium received is equal to the premium of the protective put purchased) which involved no initial capital outlay. The puts were structured with strike prices approximately 10% lower than our cost basis in such investments, thereby limiting any Euro related foreign exchange related fluctuations to approximately 10% of the original capital invested in the deal.

At December 31, 2012, we had six outstanding collars with an aggregate notional amount of €16.1 million. The maturity dates of such instruments approximate the projected dates of related cash flows for specific investments. Termination or maturity of currency hedging instruments may result in an obligation for payment to or from the counterparty to the hedging agreement. We are exposed to credit loss in the event of non-performance by counterparties for these contracts. To manage this risk, we select major international banks and financial institutions as counterparties and perform a quarterly review of the financial health and stability of our trading counterparties. Based on our review as of December 31, 2012, we do not expect any counterparty to default on its obligations.

The following table summarizes the notional amount and fair value of our collars as of December 31, 2012:

(In thousands, except exchange rates)

Hedged Asset	Notional Amount	Cap Range (USD/€)	Floor Range (USD/€)	Expiration Date	Net Fair Value
Investments in German loan portfolios	€ 16,070	1.428–1.510	1.130–1.290	July 2013–July 2015	$ 467

ITEM 8. Financial Statements and Supplementary Data

The financial statements and the supplementary financial data required by this item appear in Item 15: Exhibits and Financial Statement Schedules.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that information required to be disclosed in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

As required by Rule 13a-15(b) of the Exchange Act, we have evaluated, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at December 31, 2012.

Changes in Internal Control over Financial Reporting

During 2012, we entered into a new business segment when we made a series of investments into an investment platform created for the purpose of acquiring and renting single-family homes. This new business segment implemented policies, key business processes and internal control procedures specific to its operations, which are now an integral part of the Company's internal control over financial reporting.

Except as described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the fourth quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, we evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our internal control system was designed to provide reasonable assurance to management and our board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Ernst & Young LLP, our independent registered accounting firm, has audited our financial statements included in this Annual Report and has issued an attestation report on the effectiveness of our internal control over financial reporting, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Colony Financial, Inc.

We have audited Colony Financial, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Colony Financial, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Colony Financial, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Colony Financial, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2012, and our report dated March 11, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
March 11, 2013

ITEM 9B. Other Information

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2012.

ITEM 11. Executive Compensation.

The information required by Item 11 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2012.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2012.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2012.

ITEM 14. Principal Accountant Fees and Services.

The information required by Item 14 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2012.

THIS PAGE INTENTIONALLY LEFT BLANK

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements

Financial Statements of Colony Financial, Inc.

Financial Statements of Significant Investees of Colony Financial, Inc.

Financial Statements of ColFin WLH Funding, LLC [(1)]

Financial Statements of ColFin NW Funding, LLC [(1)]

(1) Unaudited except for the year ended December 31, 2010

(b) Exhibits

The Exhibit Index attached hereto is incorporated by reference under this item.

(c) Schedules

All schedules are omitted because they are not applicable, or the required information is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Colony Financial, Inc.

We have audited the accompanying consolidated balance sheets of Colony Financial, Inc. (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Colony Financial, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Colony Financial, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
March 11, 2013

COLONY FINANCIAL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2012	December 31, 2011
ASSETS		
Cash	$ 170,199	$ 3,872
Investments in unconsolidated joint ventures	877,081	443,500
Loans held for investment, net	333,569	232,619
Beneficial interests in debt securities, available-for-sale, at fair value	32,055	32,427
Other assets	22,663	15,101
Total assets	$ 1,435,567	$ 727,519
LIABILITIES AND EQUITY		
Liabilities:		
Line of credit	$ —	$ 69,000
Secured financing	108,167	13,845
Accrued and other liabilities	12,944	16,304
Due to affiliates	4,984	3,788
Dividends payable	26,442	11,092
Total liabilities	152,537	114,029
Commitments and contingencies (Note 15)		
Equity:		
Stockholders' equity:		
Preferred stock, $0.01 par value, 8.5% Series A Cumulative Redeemable Perpetual, liquidation preference of $25 per share, 50,000,000 shares authorized, 10,080,000 and no shares issued and outstanding, respectively	101	—
Common stock, $0.01 par value, 450,000,000 shares authorized, 53,091,623 and 32,624,889 shares issued and outstanding, respectively	531	326
Additional paid-in capital	1,222,682	599,470
(Distributions in excess of) retained earnings	(5,167)	5,510
Accumulated other comprehensive income (loss)	5,184	(2,330)
Total stockholders' equity	1,223,331	602,976
Noncontrolling interests	59,699	10,514
Total equity	1,283,030	613,490
Total liabilities and equity	$ 1,435,567	$ 727,519

The accompanying notes are an integral part of these consolidated financial statements.

COLONY FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended December 31,		
	2012	2011	2010
Income			
Equity in income of unconsolidated joint ventures	$ 68,737	$ 46,720	$ 24,227
Interest income	36,445	16,775	3,158
Other income from affiliates	1,973	1,974	40
Total income	107,155	65,469	27,425
Expenses			
Management fees (including $5,714, $0 and $0 of share-based compensation, respectively)	18,982	8,477	3,542
Investment expenses (including $1,657, $1,719 and $355 reimbursable to affiliates, respectively)	2,977	2,793	442
Interest expense	8,248	3,011	555
Administrative expenses (including $2,460, $1,592 and $1,656 reimbursable to affiliates, respectively)	6,346	5,780	5,343
Total expenses	36,553	20,061	9,882
Other (loss) gain, net	(232)	(853)	454
Income before income taxes	70,370	44,555	17,997
Income tax provision	2,165	1,191	243
Net income	68,205	43,364	17,754
Net income attributable to noncontrolling interests	6,194	1,104	23
Net income attributable to Colony Financial, Inc.	62,011	42,260	17,731
Preferred dividends	13,915	—	—
Net income attributable to common stockholders	$ 48,096	$ 42,260	$ 17,731
Net income per common share:			
Basic	$ 1.33	$ 1.47	$ 1.20
Diluted	$ 1.32	$ 1.46	$ 1.18
Weighted average number of common shares outstanding:			
Basic	35,925,600	28,732,200	14,716,200
Diluted	35,943,200	28,993,700	15,003,700

The accompanying notes are an integral part of these consolidated financial statements.

COLONY FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Net income	$ 68,205	$ 43,364	$ 17,754
Other comprehensive income, net of tax:			
Equity in other comprehensive income (loss) of unconsolidated joint ventures	7,144	(1,031)	1,573
Equity in realized gain of unconsolidated joint venture reclassified from accumulated other comprehensive income	—	(823)	—
Unrealized gain on beneficial interests in debt securities	267	614	—
Change in fair value of derivative instruments designated as hedges	(1,149)	1,192	343
Foreign currency translation adjustments, net	905	(3,158)	(549)
Realized foreign exchange loss (gain) reclassified from accumulated other comprehensive income	356	(94)	192
Other comprehensive income (loss)	7,523	(3,300)	1,559
Comprehensive income	75,728	40,064	19,313
Comprehensive income attributable to noncontrolling interests	6,203	1,070	54
Comprehensive income attributable to stockholders	$ 69,525	$ 38,994	$ 19,259

The accompanying notes are an integral part of these consolidated financial statements.

COLONY FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained (Distributions in Excess of) Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Amount	Shares	Amount						
Balance at December 31, 2009	—	$ —	14,631,000	$ 146	$ 275,247	$ (1,424)	$ (592)	$ 273,377	$ 40	$ 273,417
Net income	—	—	—	—	—	17,731	—	17,731	23	17,754
Other comprehensive income	—	—	—	—	—	—	1,528	1,528	31	1,559
Common stock offering	—	—	2,750,000	28	55,660	—	—	55,688	—	55,688
Offering costs	—	—	—	—	(197)	—	—	(197)	—	(197)
Share-based payments	—	—	3,000	—	67	—	—	67	—	67
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	294	294
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(148)	(148)
Common stock dividends declared ($0.97 per share)	—	—	—	—	—	(15,155)	—	(15,155)	—	(15,155)
Balance at December 31, 2010	—	—	17,384,000	174	330,777	1,152	936	333,039	240	333,279
Net income	—	—	—	—	—	42,260	—	42,260	1,104	43,364
Other comprehensive loss	—	—	—	—	—	—	(3,266)	(3,266)	(34)	(3,300)
Common stock offering	—	—	15,350,000	153	283,822	—	—	283,975	—	283,975
Underwriting and offering costs	—	—	—	—	(12,268)	—	—	(12,268)	—	(12,268)
Issuance of common stock in connection with:										
Anti-dilution purchase price adjustment	—	—	175,000	2	(164)	—	—	(162)	—	(162)
Reimbursement of deferred underwriting discounts and commissions to Manager	—	—	287,500	3	5,747	—	—	5,750	—	5,750
Payment of incentive fees	—	—	5,989	—	88	—	—	88	—	88
Common stock repurchases	—	—	(580,600)	(6)	(8,648)	—	—	(8,654)	—	(8,654)
Share-based payments	—	—	3,000	—	116	—	—	116	—	116
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	10,140	10,140
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(936)	(936)
Common stock dividends declared ($1.31 per share)	—	—	—	—	—	(37,902)	—	(37,902)	—	(37,902)
Balance at December 31, 2011	—	—	32,624,889	326	599,470	5,510	(2,330)	602,976	10,514	613,490
Net income	—	—	—	—	—	62,011	—	62,011	6,194	68,205
Other comprehensive income	—	—	—	—	—	—	7,514	7,514	9	7,523
Issuance of 8.5% Series A Cumulative Redeemable Perpetual Preferred Stock	10,080,000	101	—	—	254,477	—	—	254,578	—	254,578
Common stock offering	—	—	19,550,000	196	370,806	—	—	371,002	—	371,002
Underwriting and offering costs	—	—	—	—	(9,392)	—	—	(9,392)	—	(9,392)
Issuance of common stock for incentive fees	—	—	65,703	1	1,196	—	—	1,197	—	1,197
Share-based payments	—	—	851,031	8	6,125	—	—	6,133	—	6,133
Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	54,963	54,963
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(11,981)	(11,981)
Preferred stock dividends	—	—	—	—	—	(14,328)	—	(14,328)	—	(14,328)
Common stock dividends declared ($1.44 per share)	—	—	—	—	—	(58,360)	—	(58,360)	—	(58,360)
Balance at December 31, 2012	10,080,000	$ 101	53,091,623	$ 531	$ 1,222,682	$ (5,167)	$ 5,184	$ 1,223,331	$ 59,699	$ 1,283,030

The accompanying notes are an integral part of these consolidated financial statements.

COLONY FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash Flows from Operating Activities			
Net income	$ 68,205	$ 43,364	$ 17,754
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of discount and net origination fees on purchased and originated loans	(3,656)	(1,332)	(1,275)
Paid-in-kind interest added to loan principal	(851)	(608)	—
Amortization of deferred financing costs	2,152	1,109	251
Equity in income of unconsolidated joint ventures	(68,737)	(46,720)	(24,227)
Distributions of income from unconsolidated joint ventures	64,839	25,959	16,296
Share-based payments	7,330	204	67
Changes in operating assets and liabilities:			
Increase in other assets	(2,914)	(1,802)	(515)
Increase in accrued and other liabilities	2,148	1,759	222
Increase in due to affiliates	1,196	1,574	1,738
Other adjustments, net	1,314	910	(454)
Net cash provided by operating activities	71,026	24,417	9,857
Cash Flows from Investing Activities			
Contributions to unconsolidated joint ventures	(528,347)	(199,340)	(114,392)
Distributions from unconsolidated joint ventures	136,496	20,394	3,740
Investments in purchased loans receivable, net of seller financing	(56,427)	(53,507)	(13,955)
Repayments of principal on loans receivable	48,084	—	—
Net disbursements on originated loans	(56,000)	(105,804)	(57,949)
Proceeds from sales of loans receivable	30,159	—	4,012
Acquisition of beneficial interests in debt securities	—	(28,000)	—
Other investing activities, net	58	(176)	(116)
Net cash used in investing activities	(425,977)	(366,433)	(178,660)
Cash Flows from Financing Activities			
Proceeds from issuance of preferred stock, net	246,559	—	—
Proceeds from issuance of common stock, net	371,002	272,261	55,613
Dividends paid to preferred stockholders	(9,326)	—	—
Dividends paid to common stockholders	(48,367)	(32,894)	(10,095)
Common stock repurchases	—	(8,654)	—
Line of credit borrowings	133,500	73,000	80,500
Line of credit repayments	(202,500)	(24,000)	(60,500)
Proceeds from secured financing	—	—	14,000
Secured financing repayments	(9,202)	(155)	—
Payment of deferred financing costs	(1,772)	(2,204)	(1,817)
Payment of offering costs	(922)	(554)	(131)
Payment of deferred underwriting discounts and commissions	—	(5,750)	—
Contributions from noncontrolling interests	54,963	10,140	294
Distributions to noncontrolling interests	(11,981)	(936)	(148)
Other financing activities, net	(676)	(608)	—
Net cash provided by financing activities	521,278	279,646	77,716
Effect of exchange rates on cash	—	(3)	2
Net increase (decrease) in cash	166,327	(62,373)	(91,085)
Cash, beginning of period	3,872	66,245	157,330
Cash, end of period	$ 170,199	$ 3,872	$ 66,245

COLONY FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In thousands)

	Year Ended December 31,		
	2012	2011	2010
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 5,667	$ 1,568	$ 301
Cash paid for income taxes	$ 4,930	$ 337	$ 434
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Dividends payable	$ 26,442	$ 11,092	$ 6,084
Derivative liability assumed for beneficial interests in securities	$ —	$ 4,122	$ —
Seller-provided secured financing on purchased loan	$ 103,524	$ —	$ —
Interest reserve for seller financing funded by borrower of purchased loan (Note 7)	$ 9,984	$ —	$ —
Assignment of loans receivable and related liabilities to investment in unconsolidated joint ventures	$ 29,427	$ —	$ —
Investments in loans receivable in accrued and other liabilities	$ —	$ 1,669	$ —
Offering costs included in accrued and other liabilities	$ 297	$ —	$ —
Deferred payment on investment in unconsolidated joint venture	$ —	$ 150	$ —

The accompanying notes are an integral part of these consolidated financial statements.

COLONY FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

1. Organization

Colony Financial, Inc. (the "Company") was organized on June 23, 2009 as a Maryland corporation for the purpose of acquiring, originating and managing commercial mortgages, which may be performing, sub-performing or non-performing loans (including loan-to-own strategies), and other commercial real estate-related debt and equity investments. The Company also acquires single-family residential rental properties through its investment in CSFR Operating Partnership, L.P. ("CSFR OP"). The Company is externally managed and advised by Colony Financial Manager, LLC (the "Manager"), a wholly-owned subsidiary of Colony Capital, LLC ("Colony Capital"), a privately held global real estate investment firm. The Company elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code commencing with its first taxable year ended December 31, 2009.

2. Significant Accounting Policies

The significant accounting policies of the Company and its unconsolidated joint ventures are described below.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The Company consolidates entities in which it retains a controlling financial interest or entities that meet the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary. In performing its analysis of whether it is the primary beneficiary, at initial investment and at each quarterly reporting period, the Company considers whether it individually has the power to direct the activities of the VIE that most significantly affect the entity's performance and also has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company also considers whether it is a member of a related party group that collectively meets the power and benefits criteria and, if so, whether the Company is most closely associated with the VIE. In making that determination, the Company considers both qualitative and quantitative factors, including, but not limited to: the amount and characteristics of its investment relative to other investors; the obligation or likelihood for the Company or other investors to fund operating losses of the VIE; the Company's and the other investors' ability to control or significantly influence key decisions for the VIE, and the similarity and significance of the VIE's business activities to those of the Company and the other investors. The determination of whether an entity is a VIE, and whether the Company is the primary beneficiary, involves significant judgments, including the determination of which activities most significantly affect the entities' performance, estimates about the current and future fair values and performance of assets held by the VIE and/or general market conditions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2012 and 2011. The Company maintains its cash accounts in a number of commercial banks. At various times during the year, the Company had deposits in excess of federally insured limits.

Investments in Unconsolidated Joint Ventures

The Company holds ownership interests in certain joint ventures. The Company evaluates its interest in these entities to determine whether they meet the definition of a VIE and whether the Company does not consolidate these entities. In each case, the Company has determined that (1) the entity is not a VIE and the Company does not have a controlling financial interest, or (2) the entity is a VIE but the Company is not the primary beneficiary. Since the Company is not required to consolidate these entities but has significant influence over operating and financial policies, it accounts for its investments in joint ventures using the equity method. Under the equity method, the Company initially records its investments at cost and adjusts for the Company's proportionate share of net earnings or losses and other comprehensive income or loss, cash contributions made and distributions received, and other adjustments, as appropriate. Distributions of operating profit from the joint ventures are reported as part of operating cash flows. Distributions related to a capital transaction, such as a refinancing transaction or sale, are reported as investing activities.

The Company performs a quarterly evaluation of its investments in unconsolidated joint ventures to determine whether the fair value of each investment is less than the carrying value, and, if such decrease in value is deemed to be other-than-temporary, writes down the investment to fair value.

Loans Receivable

The Company and its unconsolidated joint ventures originate and purchase loans receivable. Originated loans are recorded at amortized cost, or the outstanding unpaid principal balance ("UPB") less net deferred loan fees. Net deferred loan fees include unamortized origination and other fees charged to the borrower less direct incremental loan origination costs incurred by the Company. Purchased loans are recorded at amortized cost, or the UPB less unamortized purchase discount. Costs to purchase loans are expensed as incurred. Interest income is recognized based upon the contractual rate and the outstanding principal balance of the loans. Purchase discount or net deferred loan fees are amortized over the expected life of the loans using the effective yield method except on revolving loans, for which the straight-line method is used. When a loan is prepaid, prepayment fees and any excess of proceeds over the carrying amount of the loan are recognized as a gain. Loans that the Company has the intent and ability to hold for the foreseeable future are classified as held-for-investment.

Loans Held for Sale—Loans held for sale are loans that the Company intends to sell or liquidate in the foreseeable future and are carried at the lower of amortized cost or fair value.

Past Due Loans—The Company places loans on nonaccrual status when any portion of principal or interest is more than 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, the Company reverses the accrual for unpaid interest and does not recognize interest income until the cash is received and the loan returns to accrual status. Generally, a loan may be returned to accrual status when all delinquent principal and interest are brought current in accordance with the terms of the loan agreement and the borrower has met certain performance criteria.

Impairment—The Company evaluates its loans for impairment on a quarterly basis. The Company regularly analyzes the extent and effect of any credit migration from underwriting and the initial investment review associated with a loan's performance and/or value of underlying collateral as well as the financial and operating capability of the borrower/sponsor. Specifically, a property's operating results and any cash reserves are analyzed and used to assess (i) whether cash from operations are sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan, and/or (iii) the property's liquidation value. Where applicable, the Company also evaluates the financial wherewithal of any loan guarantors as well as the borrower's competency in managing and operating the properties. A loan is considered to be impaired when it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. A loan is also considered to be impaired if it has been restructured in a troubled debt restructuring ("TDR") involving a modification of terms as a concession resulting from the debtor's financial difficulties. The Company measures impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded investment in the loan, a valuation allowance is established with a corresponding charge to allowance for loan loss.

Acquired Credit-Distressed Loans—The Company and its unconsolidated joint ventures acquire credit-distressed loans for which the Company or the joint venture expects to collect less than the contractual amounts due under the terms of the loan based, at least in part, on the assessment of the credit quality of the borrower. Acquired credit-distressed loans are recorded at the initial investment in the loans and accreted to the estimated cash flows expected to be collected measured at acquisition date. The excess of cash flows expected to be collected measured at acquisition date over the initial investment ("accretable yield") is recognized in interest income over the remaining life of the loan using the effective interest method. The excess of contractually required payments at the acquisition date over expected cash flows ("nonaccretable difference") is not recognized as an adjustment of yield, loss accrual or valuation allowance. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment to the loan's accretable yield over its remaining life, which may result in a reclassification from nonaccretable difference to accretable yield. Subsequent decreases in cash flows expected to be collected are evaluated to determine whether a provision for loan loss should be established. If decreases in expected cash flows result in a decrease in the estimated fair value of the loan below its amortized cost, the Company will record a provision for loan losses calculated as the difference between the loan's amortized cost and the revised cash flows, discounted at the loan's effective yield.

Acquired credit-distressed loans may be aggregated into pools based upon common risk characteristics, such as loan performance, collateral type and/or geographic location of the collateral. Once a loan pool is identified, a composite yield and estimate of cash flows expected to be collected (including expected prepayments) are used to recognize interest income. A loan resolution within a loan pool, which may involve the sale of the loan or foreclosure on the underlying collateral, results in the removal of an allocated carrying amount. A loan modified within a loan pool remains in the loan pool, with the effect of the modification incorporated into the expected future cash flows.

Investments in Debt and Equity Securities

The Company designates debt and equity securities as held-to-maturity, available-for-sale, or trading depending upon its intent at the time of acquisition. The Company's beneficial interests in debt securities are designated as available-for-sale and are presented at fair value. Unrealized gains or losses are included as a component of other comprehensive income or loss. Premiums or discounts on acquired debt securities are amortized or accreted into income using the effective interest method over the expected lives of the individual securities. The Company performs a quarterly assessment of its debt and equity securities to determine whether a decline in fair value below amortized cost is other than temporary. Other-than-temporary impairment exists when it is probable that the Company will be unable to recover the entire amortized cost basis of the security. If the decline in fair value is deemed to be other than temporary, the security is written down to fair value which becomes the new cost basis and an impairment loss is recognized.

Investment in Real Estate

Real Estate Acquisitions—Property is recorded at the purchase price, allocated among land, building, improvements, in-place lease values, and equipment based upon their fair values at the date of acquisition. The Company evaluates each purchase transaction to determine whether the acquired assets meet the definition of a business. Transaction costs related to acquisitions that are not deemed to be businesses are included in the cost basis of the acquired assets, while transaction costs related to acquisitions that are deemed to be businesses are expensed as incurred.

Depreciation is computed on the straight-line basis over the estimated useful lives of the assets, which generally range from 15 to 40 years for buildings and improvements and 5 to 15 years for furniture, fixtures and equipment.

Expenditures for ordinary repairs and maintenance are expensed as incurred, while expenditures for significant renovations that improve or extend the useful life of the asset are capitalized and depreciated over their estimated useful lives.

Real Estate Acquired in Settlement of Loans—Real estate acquired in full or partial settlement of loans ("real estate owned," or "REO") is measured at fair value less estimated costs to sell at the acquisition date. The fair value of REO is generally based on a third party appraisal or on a combination of appraised value, broker price opinions and comparable sales. REO is generally classified as held for sale and not depreciated during the holding period. REO that the Company intends to own and operate is depreciated over its estimated useful life.

Other Assets

Other assets include the fair value of derivative instruments, deferred financing costs, restricted cash, deferred tax assets, interest receivable and prepaid expenses.

Deferred Financing Costs—Costs incurred in connection with the Company's financing arrangements are recorded as deferred financing costs and included in other assets on the Company's balance sheets. Deferred financing costs associated with the credit facility are amortized using the straight-line method over the expected term of the credit facility. Deferred financing costs associated with secured financing are amortized using the effective interest method over the term of the financing. As of December 31, 2012 and 2011, $2.3 million and $2.7 million, respectively, of deferred financing costs are included in other assets, net of accumulated amortization of $3.5 million and $1.4 million, respectively.

Restricted Cash—Restricted cash primarily includes escrow deposits from borrowers for various purposes, including property taxes, insurance, replacement reserves and interest reserves, with a corresponding liability included in accrued and other liabilities. At December 31, 2012 and 2011, borrower escrow accounts of $6.7 million and $6.5 million, respectively, were included in other assets and accrued and other liabilities. Restricted cash at December 31, 2012 also includes an interest reserve of $7.0 million funded by the borrower of a loan acquired in May 2012 to service concurrent seller financing (Notes 4 and 7).

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over a transferred financial asset is deemed to be surrendered when (1) the asset has been legally isolated; (2) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred asset; and (3) the Company does not maintain effective control over the transferred asset through either (a) an agreement that entitles and obligates the Company to repurchase or redeem it before its maturity or (b) an agreement that provides the Company with both the unilateral ability to cause the holder to return specific assets and a more than trivial benefit attributable to that ability. The difference between the net proceeds received and the carrying amount of the financial assets being sold is recognized as a gain or loss on sale. Transfers of financial assets that do not meet these requirements are accounted for as financing transactions.

Secured Financing

Secured financing arrangements include loan-on-loan financing and an A-note participation accounted for as a financing transaction as it did not meet the criteria for treatment as a sale under GAAP (see Note 7).

Rental Income

Residential leases generally have one-year terms. Rental income from residential leases is recognized on a straight-line basis, which is not materially different than if it were recorded when due from residents and recognized monthly as it was earned. Certain costs incurred to lease vacant homes, including leasing commissions and other fees, are capitalized and amortized over the term of the lease. Rents received in advance are deferred.

Foreign Currency Translation

Investments in unconsolidated foreign joint ventures whose functional currency is the Euro are translated at the exchange rate on the balance sheet date. Income from investments in unconsolidated foreign joint ventures is translated at the average rate of exchange prevailing during the period such income was earned. Translation adjustments resulting from changes in exchange rates are recorded as other comprehensive income or loss. Foreign currency transaction gains and losses are recognized in net income when the Company receives distributions from unconsolidated foreign joint ventures.

Other Income

Other income primarily includes asset management fees earned by two wholly-owned subsidiaries of the Company that provide asset management services for two of the Company's unconsolidated joint ventures that invested in loan portfolios. Asset management fees are recognized as earned.

Derivatives and Hedging

The Company uses currency collars (consisting of caps and floors) to hedge the foreign currency exposure of its net investments in foreign entities and records all derivative instruments at fair value. The Company has entered into various cap and floor foreign currency instruments with notional amounts and termination dates based upon the anticipated cash flows from the investments. The fair values of derivative financial instruments are included in other assets and other liabilities on a gross basis. To the extent they are effective, fair value adjustments on derivative instruments designated as hedges are reported as other comprehensive income and included in stockholders' equity until the hedged item is realized. Ineffective portions and settlement gains and losses, if any, are included in earnings. The Company does not enter into derivative transactions for speculative or trading purposes.

Fair Value Measurement

The Company determines the estimated fair value of financial assets and liabilities using the three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The three levels of inputs that may be used to measure fair value are as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk and others.

Level 3—Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used.

The Company records certain financial instruments at fair value on a recurring basis when required by GAAP. The Company has not elected the fair value option for any other financial instruments. Such financial instruments are carried at cost while fair value is separately disclosed (see Note 9).

Share-Based Payments

The Company recognizes the cost of share-based awards based upon their fair values on a straight-line basis over the requisite service period, which is generally the vesting period of the awards. For awards to the Company's employees, including its independent directors, the fair value is determined as the grant date stock price. For share-based awards to non-employees, including the Manager and employees of the Manager, the fair value is based upon the vesting date stock price, which requires the amount of related expense to be adjusted to the fair value of the award at the end of each reporting period until the award has vested.

For awards with periodic vesting, the Company recognizes the related expense on a straight-line basis over the requisite service period for the entire award, subject to periodic adjustments to ensure that the cumulative amount of expense recognized through the end of any reporting period is at least equal to the fair value of the portion of the award that has vested through that date. Share-based payments are reflected in the same expense category as would be appropriate if the payments had been made in cash.

Net Earnings Per Share

The Company calculates basic earnings per share using the two-class method which defines unvested share-based payment awards that contain nonforfeitable rights to dividends as participating securities. The two-class method is an allocation formula that determines earnings per share for each share of common stock and participating securities according to dividends declared and participation rights in undistributed earnings. Under this method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends. Earnings per common share is calculated by dividing earnings allocated to common shareholders by the weighted-average number of common shares outstanding during the period.

The calculation of diluted income per share is similar to the calculation of basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Income Taxes

The Company elected to be taxed as a REIT, commencing with the Company's initial taxable year ended December 31, 2009. A REIT is generally not subject to corporate level federal and state income tax on net income it distributes to its stockholders. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal and state income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, it and its subsidiaries may be subject to certain federal, state, local and foreign taxes on its income and property and to federal income and excise taxes on its undistributed taxable income.

The Company has elected or may elect to treat certain of its existing or newly created corporate subsidiaries as taxable REIT subsidiaries (each a "TRS"). In general, a TRS of a REIT may perform non-customary services for tenants of the REIT, hold assets that the REIT cannot hold directly and, subject to certain exceptions related to hotels and healthcare properties, may engage in any real estate or non-real estate related business. A TRS is treated as a regular corporation and is subject to federal, state, local and foreign taxes on its income and property.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets and liabilities of the TRSs relate primarily to temporary differences in the book and tax income of TRSs and operating loss carryforwards for federal and state income tax purposes, as well as the tax effect of accumulated other comprehensive income of TRSs. A valuation allowance for deferred tax assets is provided if the Company believes it is more likely than not that all or some portion of the deferred tax assets will not be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of December 31, 2012 and 2011, the Company has not established a liability for uncertain tax positions.

Segment Reporting

The Company operates in two reportable segments: real estate debt investments and single-family residential ("SFR") rentals. The real estate debt investments segment includes the Company's investments in originated and acquired commercial real estate debt, real estate acquired in settlement of loans, mortgage-backed securities, and other debt-related investments. The SFR rental segment represents the Company's investment in investment platforms created for the purpose of acquiring and renting single-family homes. Prior to 2012, the Company's operating activities were exclusively within the real estate debt investments segment.

Recent Accounting Updates

Fair Value Measurement—In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,* to achieve common fair value measurement and disclosure requirements under GAAP and International Financial Reporting Standards. ASU No. 2011-04 amended previous fair value guidance to provide increased transparency around valuation inputs and investment categorization. The Company adopted the new requirements of ASU No. 2011-04 on January 1, 2012. The adoption did not have a significant effect on the Company's consolidated financial position, results of operations or cash flows.

Comprehensive Income—In February 2013, the FASB issued ASU No. 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* Under ASU No. 2013-02, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income ("AOCI") by component. In addition, an entity is required to present, either on the face of the income statement or in the notes, significant amounts reclassified from AOCI by the respective line items of the income statement. ASU No. 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU No. 2013-02 is effective for reporting periods beginning after December 15, 2012, and is not expected to have a significant effect on the Company's consolidated financial position, results of operations or cash flows.

3. Investments in Unconsolidated Joint Ventures

Pursuant to an investment allocation agreement between the Company, the Manager and Colony Capital, many of the Company's investments have been structured as joint ventures with one or more private investment funds or other investment vehicles ("Co-Investment Funds") managed by Colony Capital or its affiliates. The joint ventures are generally capitalized through equity contributions from the members, although certain investments are leveraged through various financing arrangements. The Company's exposure to the joint ventures is limited to amounts invested or committed to the joint ventures at inception, and neither the Company nor the other investors are required to provide financial or other support in excess of their capital commitments.

The Company's investments in unconsolidated joint ventures are summarized below:

(Amounts in thousands)			Carrying Value at December 31,	
Joint Ventures	Investment Description	Ownership Percentage	2012	2011
CSFR Operating Partnership, L.P.	Acquisition and rental of single-family homes	38.9% [1]	$ 251,501	$ —
ColFin Court Square Funding, LLC	Preferred equity investment in the acquisition entity that acquired a Class A office tower located in Long Island City, New York	50.0%	46,188	—
ColFin Bulls Funding A, LLC and ColFin Bulls Funding B, LLC	Acquisition of approximately 650 credit-distressed loans consisting of substantially all first mortgage recourse commercial real estate loans	32.5%	39,662	63,699
ColFin DB Guarantor, LLC and Colony AMC DB, LLC	Structured acquisition in a joint venture with the Federal Deposit Insurance Corporation (the "FDIC") of approximately 1,200 credit-distressed loans secured mostly by commercial real estate	33.3%	39,317	37,710
ColFin 2011 CRE Holdco, LLC and Colony AMC 2011 CRE, LLC	Structured acquisition in a joint venture with the FDIC of approximately 760 credit-distressed loans secured mostly by commercial real estate	44.4%	38,220	34,728
ColFin London Funding, LLC	Acquisition of 7 performing and non-performing loans secured by commercial real estate	50.0%	37,427	—
ColFin Metro Funding, LLC	Acquisition of 79 performing and non-performing loans secured by commercial real estate	50.0%	35,274	—
ColFin NW Funding, LLC	Acquisition of 25 credit-distressed first mortgage loans secured by commercial real estate	37.9%	32,676	51,396

(Amounts in thousands)

Joint Ventures	Investment Description	Ownership Percentage	Carrying Value at December 31, 2012	2011
ColFin JIH Holdco, LLC, ColFin JIH Mezzco A, LLC and ColFin JIH Opco, LLC	Equity interests in and senior mezzanine loan receivable from entities owning a portfolio of 103 limited service hotels	33.3%	32,320	—
ColFin Hunt Holdco A, LLC and ColFin Hunt Holdco B, LLC	Acquisition of 5 non-performing first mortgage loans secured by commercial real estate located in Germany	37.9%	26,963	27,714
ColFin Ash Funding, LLC	Acquisition of the two most junior mortgage participation interests in a newly restructured first mortgage secured by five full-service hotels	50.0%	24,365	—
ColFin MF5 Funding, LLC	Acquisition of most senior bond and interest-only certificate in a CMBS trust that owns approximately 270 first mortgage loans	11.0%	21,130	—
ColFin FRB Investor, LLC	Shares of common stock of First Republic Bank, a publicly-traded commercial bank	5.9%	20,224	21,848
ColFin Midwest Funding, LLC	Acquisition of 60 performing and non-performing loans primarily secured by commercial real estate	50.0%	18,635	—
ColFin 666 Funding, LLC	Acquisition of a first mortgage pari-passu participation interest secured by Class A midtown Manhattan office building	33.3%	17,595	16,578
ColFin PHX Tower Funding, LLC	Acquisition of a sub-performing first mortgage loan secured by a high-rise office tower located in Arizona	50.0%	16,454	—
ColFin FCDC Funding, LLC	Equity interests in two partially developed master planned communities located in California	50.0%	15,422	—
ColFin 2012 CRE ADC Holdco, LLC and Colony AMC 2012 CRE ADC, LLC	Structured acquisition in a joint venture with the FDIC of 492 performing and non-performing loans secured by commercial real estate	50.0%	15,370	—
ColFin Inland Funding, LLC and ColFin Inland Investor, LLC	Origination of first mortgage loan secured by a Southern California master planned development and equity participation rights	50.0%	15,086	14,176
ColFin Bow Funding A, LLC and ColFin Bow Funding B, LLC	Acquisition of 63 credit-distressed loans consisting of substantially all first mortgage recourse commercial real estate loans	50.0%	13,779	14,469
ColFin ALS Funding, LLC	Origination of recourse loan secured by first liens on two West Village Manhattan townhomes and a photography catalogue	33.3%	12,841	11,093
ColFin Axle Funding, LLC	Structured acquisition in a joint venture with the FDIC of approximately 1,660 credit-distressed loans consisting of substantially all first mortgage recourse commercial real estate loans	4.5%	12,805	11,822
Colony Funds Sants S.à r.l.	Syndicated senior secured loan to a Spanish commercial real estate company	5.1%	11,982	11,611
ColFin SXC Funding, LLC	Origination of mezzanine loan cross-collateralized by a portfolio of limited-service hotels	50.0%	10,795	—
ColFin BAMO II Funding A, LLC and ColFin BAMO II Funding B, LLC	Acquisition of 26 credit-distressed loans consisting of substantially all first mortgage recourse commercial real estate loans	50.0%	9,768	—
ColFin 2011 ADC Funding, LLC and Colony AMC 2011 ADC, LLC	Structured acquisition in a joint venture with the FDIC of approximately 1,500 credit-distressed loans secured mostly by commercial real estate	15.2%	9,330	10,159
ColFin 2011-2 CRE Holdco, LLC and Colony AMC 2011-2 CRE, LLC	Structured acquisition in a joint venture with the FDIC of approximately 310 credit-distressed loans consisting of substantially all first mortgage recourse commercial real estate loans	24.7%	8,505	7,753

(Amounts in thousands)

Joint Ventures	Investment Description	Ownership Percentage	Carrying Value at December 31, 2012	Carrying Value at December 31, 2011
ColFin Hearthstone Funding, LLC and ColFin Hearthstone Investor, LLC	Senior revolving loan facility secured by a Southern California master planned development and equity participation rights	50.0%	7,987	—
ColFin Mira Mezz Funding, LLC	Origination of senior first mortgage and mezzanine loans secured by all assets of a destination spa resort located in Arizona	50.0%	7,542	17,484
C-VIII CDCF CFI MBS Investor, LLC	Senior bond secured by seasoned CMBS bonds, U.S. Treasuries and a B-note	33.3%	6,340	5,036
Other unconsolidated joint ventures (investments less than $5 million carrying value at December 31, 2012)		10.6% to 50.0%	21,578	86,224
			$ 877,081	$ 443,500

(1) Subsequent to December 31, 2012, the Company committed to contribute up to an additional $295 million and certain unaffiliated investors committed to contribute up to an aggregate $1.2 billion in CSFR OP. After giving effect to the additional capital commitments through March 6, 2013, the Company's ownership percentage in CSFR OP is 24.5%.

The following is a summary of significant developments affecting the joint ventures during the year ended December 31, 2012:

From March to August 2012, the Company invested $150 million in ColFin American Investors, LLC ("CAI"), a joint venture with a Co-Investment Fund, created for the purpose of acquiring and renting single-family homes. On July 31, 2012, as part of the initial capital raise ("Founders' Round") of CSFR OP in the amount of approximately $513 million, the Company entered into a subscription agreement for an associate general partner interest in CSFR OP and committed to invest $150 million. CSFR OP is a newly formed investment vehicle created for the purpose of investing in single-family rental homes and is managed by Colony American Homes, LLC ("CAH"), an affiliate of the Manager. Such investment was completed through transfers of the Company's interest in CAI. According to the terms of the subscription agreement, no management or similar fees will be paid to CAH in respect of the Company's investment in CSFR OP. As a participant in the Founders' Round, the Company is entitled to (a) its pro rata share of 25% of the carried interest paid by partners who invest in CSFR OP subsequent to the Founders' Round, and (b) its pro rata share of warrants with a $0.01 strike price (i) to participate in any distributions made by CAH and (ii) to acquire 25% to 33 1/3% of Class D Units of CAH in the event of a realization transaction, as defined in the warrant agreement ((a) and (b) collectively, the "Founders' Round Terms"). The fair value of such warrants was immaterial at December 31, 2012. Subsequent to the Founders' Round and through December 31, 2012, the Company invested an additional $105 million in CSFR OP for a combined $255 million, or 38.9%, of the approximately $655.9 million contributed by all CSFR OP investors.

From January 1, 2013 through March 6, 2013, CSFR OP received additional capital commitments of approximately $1.6 billion, including $295 million from the Company. After giving effect to these additional commitments, CSFR OP has received aggregate commitments of approximately $2.2 billion, including $550 million from the Company. The additional commitments and associated investments in CSFR OP subsequent to the Founders' Round have and will be made on the same cost basis as all investors in CSFR OP to date, but excluding the Founders' Round Terms. In January and February 2013, the Company made additional investments in CSFR OP totaling $120 million, for a cumulative $375 million invested to date. The Company has unfunded commitments of $175 million, which unfunded commitments the general partner of CSFR OP is authorized to call in its discretion.

In October 2009, the Company participated in the origination of a $206 million senior secured term loan through ColFin WLH Funding, LLC ("WLH Investor"), a joint venture with Co-Investment Funds. In connection with a comprehensive restructuring and recapitalization plan of the borrower in February 2012, the $206 million loan was amended into a new $235 million senior secured term loan facility with a lower interest rate in exchange for a 1% restructuring fee paid to WLH Investor. In November 2012, the borrower prepaid all amounts due under the loan.

In December 2012, as a result of a decrease in its level of ownership in First Republic Bank following the sale of shares of common stock in First Republic Bank, ColFin FRB Investor, LLC determined that it no longer exerts significant influence over First Republic Bank and discontinued the equity method of accounting for its investment. As of the date of the reduced ownership, ColFin FRB Investor, LLC reclassified its equity method investment to available-for-sale securities, with a cost basis equal to the carrying amount of the investment as of the date of reclassification. The unrealized gain representing the excess of fair value of the shares and their cost basis is recorded as other comprehensive income. For the year ended December 31, 2012, the Company's proportionate share of $7.1 million is included in equity in other comprehensive income of unconsolidated joint ventures in the accompanying consolidated statement of comprehensive income.

At December 31, 2011, the Company owned one-third interests in nonperforming, delinquent mezzanine loans with an aggregate principal amount of $78 million, of which the Company's share was $26 million. The remaining two-thirds interests in the mezzanine loans were owned by a Co-Investment Fund. On January 9, 2012, the Company and the Co-Investment Fund (collectively, the "JIH Lenders") completed the foreclosure on the portfolio of limited service hotels collateralizing the loans and contributed their interests to ColFin JIH Propco, LLC ("JIH Propco," subsequently renamed ColFin JIH AHI Propco JV, LLC) a joint venture in which the Company initially owned a one-third interest through its interest in ColFin JIH Holdco, LLC ("JIH Holdco"). The properties are subject to a first mortgage loan by a commercial bank, which was in default at the time of foreclosure. The borrower entities had been operating under bankruptcy protection and, pursuant to a plan of reorganization, emerged from bankruptcy on December 18, 2012. The reorganization accomplished a number of matters, including a TDR of the mortgage loan resulting in an extension of the loan term and a full waiver of accrued default interests and fees, a change in hotel management, the sale of a minority equity interest to the new management company, and a re-flagging of the hotels with various nationally recognized brands. The accrued default interest and fees waived in the TDR of the mortgage loan did not result in a gain but will be amortized to reduce future interest expense. On December 31, 2012, the JIH Lenders reached a settlement with the former owners in the amount of $8.4 million for damages incurred in connection with the bankruptcy. A settlement gain of $8.4 million was recognized by JIH Holdco for the year ended December 31, 2012 and payments were received in January 2013. The Company's share of the gain is included in equity in income of unconsolidated joint ventures in the accompanying statement of operations.

Activity in the Company's investments in unconsolidated joint ventures is summarized below:

(In thousands)	2012	2011
Balance at January 1	$ 443,500	$ 248,750
Contributions	528,347	199,490
Assignment of loans receivable and related liabilities	29,427	—
Distributions	(201,335)	(46,353)
Equity in net income	68,737	46,720
Equity in other comprehensive income (loss)	7,144	(1,031)
Equity in realized gain reclassified from accumulated other comprehensive income	—	(823)
Foreign currency translation gain (loss)	1,261	(3,253)
Balance at December 31	$ 877,081	$ 443,500

Combined condensed balance sheets and statements of operations for all unconsolidated joint ventures are presented below:

Combined Condensed Balance Sheets of Unconsolidated Joint Ventures

(In thousands)	December 31, 2012	December 31, 2011
Assets:		
Cash and cash equivalents	$ 156,704	$ 97,157
Loans receivable, net	2,383,748	2,713,380
Debt and equity securities, available-for-sale, at fair value	247,963	14,820
Investments in unconsolidated joint ventures	436,188	589,246
Investments in real estate	990,105	143,267
Other assets	825,804	555,415
Total assets	$ 5,040,512	$ 4,113,285
Liabilities:		
Debt	$ 1,018,865	$ 1,151,237
Other liabilities	65,193	28,031
Total liabilities	1,084,058	1,179,268
Owners' equity	2,997,533	2,096,352
Noncontrolling interests	958,921	837,665
Total liabilities and equity	$ 5,040,512	$ 4,113,285
Company's share of equity	$ 877,081	$ 443,500

Combined Condensed Statements of Operations of Unconsolidated Joint Ventures

(In thousands)	Year Ended December 31, 2012	2011	2010
Income:			
Interest income	$ 372,958	$ 320,409	$ 136,450
Equity in income of unconsolidated joint ventures	53,110	75,953	44,734
Property operating	96,897	5,998	2,362
Other	29,325	14,962	24
Total income	552,290	417,322	183,570
Expenses:			
Interest expense	37,185	26,950	15,181
Property operating	73,770	9,695	1,779
Other	101,512	62,635	23,104
Total expenses	212,467	99,280	40,064
Other income:			
Realized and unrealized gain on investments, net	145,258	71,651	16,813
Net income	485,081	389,693	160,319
Net income attributable to noncontrolling interests	84,806	81,439	21,291
Net income attributable to members	$ 400,275	$ 308,254	$ 139,028
Company's equity in net income	$ 68,737	$ 46,720	$ 24,227

As of December 31, 2012, the Company's investments in CSFR OP represented 18% of total assets. No other single investment represented greater than 10% of total assets at December 31, 2011.

For the year ended December 31, 2012, ColFin WLH Funding, LLC generated greater than 10% of total income of the Company. For the year ended December 31, 2011, ColFin FRB Investor, LLC and ColFin WLH Funding, LLC individually generated greater than 10% of total income. For the year ended December 31, 2010, ColFin WLH Funding, LLC and ColFin NW Funding, LLC individually generated greater than 10% of total income. On a combined basis, these investments generated 12%, 24% and 48% of total income for the years ended December 31, 2012, 2011 and 2010, respectively.

Related Party Transactions of Unconsolidated Joint Ventures—The Company has equity ownership interests in certain unconsolidated asset management companies (each an "AMC") that provide management services to certain of its unconsolidated joint ventures. The AMCs earn annual management fees equal to 50 to 75 basis points times the UPB of each loan portfolio and are responsible for the payment of allocations of compensation, overhead and direct costs incurred by an affiliate of the Manager pursuant to a cost allocation arrangement (see Note 12).

Certain unconsolidated joint ventures reimburse Colony Capital and its affiliates for costs incurred on their behalf, including costs of property management personnel. The joint ventures, including AMCs, were allocated approximately $12.9 million, $7.7 million and $0.4 million in costs from such affiliates of the Manager for the years ended December 31, 2012, 2011 and 2010, respectively. Such costs are included in property operating and other expenses in the combined condensed statements of operations of unconsolidated joint ventures above. The Company's proportionate share, based upon its percentage interests in the joint ventures, was $3.8 million, $1.6 million and $0.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

An affiliate of CAH provides construction and rehabilitation services on the single-family rental homes held through CSFR OP (or CAI through October 2012 when the transfer of ownership in all existing assets to CSFR OP was complete). For the year ended December 31, 2012, CSFR OP and CAI were billed approximately $5.4 million by the affiliate in labor and material costs, which have been capitalized as investments in real estate.

4. Loans Receivable

The following table summarizes the Company's loans held for investment:

(In thousands)	December 31, 2012				December 31, 2011			
	Principal	Carrying Amount	Weighted Average Coupon	Weighted Average Maturity in Years	Principal	Carrying Amount	Weighted Average Coupon	Weighted Average Maturity in Years
Performing loans:								
Mortgage loans	$233,003	$203,098	8.9%	2.1	$106,728	$105,580	10.3%	4.4
B-note	14,558	14,471	20.9%	3.3	—	—	—	—
Mezzanine loans	116,000	116,000	10.1%	5.2	97,500	97,427	10.6%	4.3
	363,561	333,569			204,228	203,007		
Nonperforming loans:								
Mezzanine loans [(1)]	—	—			25,989	29,612		
	$363,561	$333,569			$230,217	$232,619		

(1) The Company foreclosed on the collateral securing the loans and assigned its interests to a joint venture in January 2012 (see Note 3).

The following table presents certain information about the Company's loans as of December 31, 2012:

(Amounts in thousands)

Loan / Collateral Description / Location	Prior Liens[(1)]	Payment Terms[(2)]	Principal	Carrying Amount	Interest Rate	Maturity Date
Performing Loans						
First mortgage:						
Luxury Destination Club Recourse Loan I / Residential units / HI, NY	$ —	I/O	$ 40,784	$ 40,300	10.75%	Sep-16
Luxury Destination Club Recourse Loan II / Resort units / North America	—	P&I	171,961	142,575	8.57%	Jul-14
2100 Grand / Office / El Segundo, CA	—	P&I	20,258	20,223	8.00%	Jan-16
B-note:						
Manhattan Landmark Buildings / Mixed-use / New York, NY	26,000	I/O *	14,558	14,471	20.90%	Apr-16
Mezzanine:						
Centro Mezz 1, 3 & 4 / Retail / USA	1,100,000	I/O	60,000	60,000	9.75% [(3)]	Jul-16
Extended Stay Mezz B & C / Hotels / USA	3,020,000	I/O	56,000	56,000	10.46% [(3)]	Dec-19
	$4,146,000		$363,561	$333,569		

(1) Prior liens represent loan amounts owned by third parties that are senior to the Company's subordinated or mezzanine positions and are approximate. The Company originated and subsequently assigned the 2100 Grand first mortgage loan to a third party while retaining a subordinated B-note participation in a financing transaction.
(2) P&I = principal and interest; I/O = interest only; I/O* = currently interest only with principal payments beginning in April 2013
(3) Blended rate calculated based upon outstanding principal

As of December 31, 2012, all loans were paying in accordance with their terms. There were no TDRs during the years ended December 31, 2012, 2011 and 2010.

In April 2012, the Company amended and restated two notes receivable, each with an original principal amount of $19.55 million, into a $26 million A-note and a $14 million B-note. The A-note was sold to an unrelated third party for $25.7 million, or 99% of par. No gain or loss was recognized as a result of the sale. The remaining B-note bears interest at approximately 20.9%, of which approximately 6% may be paid in-kind.

In May 2012, the Company, in a joint venture with two unaffiliated investors owning an aggregate 40% noncontrolling interest, acquired a $181 million participation interest in an approximate $250 million recourse first mortgage loan. The loan shares the same corporate guarantor as a first mortgage loan that the Company originated in September 2011. At acquisition, the newly acquired loan was collateralized by 269 residential properties located at 26 resorts in the US and various international destinations. The properties comprise the majority of the assets belonging to and operated by a leading destination club operator. This senior mortgage bears interest at the 1-month London Interbank Offered Rate ("LIBOR"), with a 4.57% floor, plus 4% (8.57% at December 31, 2012) and a 0.5% collateral management fee. The $181 million participation interest was acquired for approximately $159 million, or 88% of par.

At acquisition, the borrower contributed $11.5 million, of which $10.0 million was funded into an interest reserve account to service the concurrent seller financing (see Note 7). The borrower will receive credit in the amount of the cash contribution upon full payoff of the loan. The loan has an initial maturity of July 2014 and can be extended to January 2017, subject to an extension fee and an additional cash deposit from the borrower, and requires minimum quarterly payments.

Concurrently with the acquisition, in order to achieve consistent economic interests across both loans, the Company sold a 10% participation interest in the existing $45.2 million loan to one of the unaffiliated investors and assigned the remaining 90% interest in the loan to a joint venture with the other unaffiliated investor who contributed approximately $13.6 million for a one-third noncontrolling interest in the joint venture. No gain or loss resulted from the partial sale or assignment of the loan.

These two loans, which share the same corporate guarantor, generated 18% of total income for the year ended December 31, 2012. No single loan generated greater than 10% of total income for the years ended December 31, 2011 and 2010.

In November 2012, the borrower of the $37.5 million junior mezzanine loan originated in October 2010 fully paid off the principal, accrued interest and prepayment fee. The Company realized a gain of $0.8 million from the prepayment, included in other gain (loss) in the accompanying statement of operations. The Company used the proceeds from the pay-off to participate in the refinancing of the same borrowers' debt capitalization in December 2012 by investing $37.5 million, in a joint venture with a Co-Investment Fund, for a 67% interest in the two most junior new mezzanine loan tranches. The two new mezzanine loans bear interest at a blended 10.46% per annum through their maturity in December 2019 and are collateralized by equity interests in the borrower's real estate portfolio. The loans may be prepaid, with portions subject to certain prepayment fees depending upon prepayment date.

Activity in loans held for investment is summarized below:

(In thousands)	2012	2011
Balance at January 1	$ 232,619	$ 69,929
Loan acquisitions and originations	204,298	160,980
Paid-in-kind interest added to loan principal	851	608
Discount and net loan fee amortization	3,656	1,332
Basis of loans sold	(30,159)	—
Assignment of loans receivable to investment in unconsolidated joint ventures	(29,612)	—
Principal repayments	(48,084)	(230)
Balance at December 31	$ 333,569	$ 232,619

Minimum scheduled principal payments required under the loan agreements for performing loans as of December 31, 2012 are as follows:

Year Ending December 31,	(In thousands)
2013	$ 11,570
2014	150,373 (1)
2015	842
2016	133,276
2017	—
Thereafter	56,000
Total	$ 352,061

(1) Net of $11.5 million credit available to borrower upon full payoff.

5. Beneficial Interests in Debt Securities

On June 30, 2011, the Company, through a 99%-owned joint venture with a strategic partner, acquired $28 million in beneficial interests in a series of tax-exempt bonds with an aggregate principal amount of $40.4 million. The bonds are secured by a multifamily property located in Georgia. At closing, the bonds financed the acquisition of the property by an institutional real estate firm. The $28 million in beneficial interests, in the form of senior certificates, were acquired at par but had an estimated fair value of $32.1 million at acquisition. The bonds have a six-year term, bear interest at a fixed rate of 7.125%, require semi-annual interest payments each December and June, and may be prepaid, subject to the payment of certain fees. The beneficial interests in debt securities are classified as available-for-sale and stated at estimated fair value, with changes in fair value reflected in other comprehensive income or loss. The Company's beneficial interests in debt securities are summarized below:

(In thousands)	December 31, 2012	December 31, 2011
Principal	$ 28,000	$ 28,000
Unamortized premium	3,174	3,813
Amortized cost	31,174	31,813
Unrealized gain included in accumulated other comprehensive income	881	614
Fair value	$ 32,055	$ 32,427

Concurrently with the acquisition of beneficial interests in debt securities, the Company's strategic partner entered into an interest rate swap agreement with the borrower which, in conjunction with a special contribution/distribution arrangement with the joint venture, will result in a net current yield to the joint venture of the Securities Industry and Financial Markets Association ("SIFMA") Municipal Swap Index plus 3.25% per annum (3.35% at December 31, 2012). The Company determined that the special contribution/distribution arrangement is an embedded derivative that meets the criteria for bifurcation and recorded a derivative liability. The bifurcated derivative does not qualify as a hedging instrument, so changes in the estimated fair value of the derivative are recognized in income. For the years ended December 31, 2012 and 2011, unrealized losses of $734,000 and $682,000, respectively, are included in other gain (loss) in the accompanying statements of operations.

6. Credit Agreement

In September 2012, the Company amended its existing credit agreement (as amended, the "Credit Agreement") with Bank of America, N.A., as administrative agent, and certain lenders. The Credit Agreement provides a credit facility in the maximum principal amount of $175 million, with an option to increase the maximum available principal amount to $250 million subject to certain conditions set forth in the Credit Agreement, including each lender or substitute lenders agreeing to provide commitments for such increased amount. Borrowings under the Credit Agreement will be used to finance investments in the Company's target assets, as well as for general corporate purposes.

The maximum amount available to borrow under the Credit Agreement is the lesser of (a) 3.5 times the Company's annualized consolidated cash income (as defined in the Credit Agreement) and (b) 40% of the aggregate book value of all investment assets that at such time contribute positive cash income to the calculation of annualized consolidated cash income ("contributing investment assets"). As of December 31, 2012, the maximum amount available for borrowing was $142.6 million.

Advances under the Credit Agreement accrue interest at a per annum rate equal to the sum of, at the Company's election, the one, two, three, or six month LIBOR plus 3.50% or 3.75%, depending upon the leverage ratio as defined in the Credit Agreement. At December 31, 2012, the applicable spread was 3.50% and the Company had no outstanding borrowings. The Company also pays a commitment fee of 0.5% or 0.4% of the unused amount (0.5% at December 31, 2012), depending upon usage.

The initial maturity date of the Credit Agreement is August 30, 2013, and any amounts outstanding upon maturity will convert automatically to a fully amortizing one-year term loan payable in quarterly installments. In the event of such conversions, the term loan will continue to bear interest at the same rate as the revolving loans from which they were converted.

Some of the Company's subsidiaries provided a continuing guaranty (the "Guaranty") under which such subsidiaries guaranty the obligations of the Company under the Credit Agreement. As security for the advances under the Credit Agreement, the Company and some of its affiliates pledged their equity interests in certain subsidiaries through which the Company directly or indirectly owns substantially all of its assets.

The Credit Agreement and the Guaranty contain various affirmative and negative covenants, including financial covenants that require the Company to maintain minimum tangible net worth and liquidity levels and financial ratios, as defined in the Credit Agreement. At December 31, 2012, the Company was in compliance with all of these financial covenants.

The Credit Agreement also includes customary events of default, in certain cases subject to reasonable and customary periods to cure, including but not limited to: failure to make payments when due; breach of covenants; breach of representations and warranties; insolvency proceedings; certain judgments and attachments; change of control; and failure to maintain status as a REIT. The occurrence of an event of default may result in the termination of the credit facility, accelerate the Company's repayment obligations, in certain cases limit the Company's ability to make distributions, and allow the lenders to exercise all rights and remedies available to them with respect to the collateral. There have been no events of default since the inception of the credit facility.

7. Secured Financing

In connection with the acquisition of a $181 million participation interest in a first mortgage loan (see Note 4), the seller provided concurrent financing for $103.5 million, or 65% of the purchase price. The non-recourse, co-terminus financing bears interest at a fixed rate of 5.0%. Concurrently with the loan acquisition, the borrower funded, on behalf of the Company, an interest reserve account in an amount sufficient to service the interest for the term of the secured financing. The interest reserve account is controlled by the secured financing lender and is included in other assets in the accompanying balance sheet. The financing has an initial maturity of July 2014 and can be extended to January 2017, subject to an extension fee. Upon exercise of the extension option, the borrower of the first mortgage loan will again be required to fund the interest reserve account on behalf of the Company to service the interest for the extended term of the secured financing. At December 31, 2012, the outstanding balance on the secured financing was $94.5 million.

On December 23, 2010, the Company assigned a $20.75 million first mortgage it originated to a third party in exchange for $14 million in proceeds, and retained a $6.75 million subordinated B-note participation. The Company accounted for the assignment as a financing transaction, as the Company retained effective control over the original first mortgage loan and, accordingly, it did not meet the criteria of a loan sale. The A-note holder receives interest at 4.85% per annum, which is recognized as interest expense in the Company's consolidated statements of operations. Principal payments due under the original mortgage loan are allocated to the A-note holder and B-note holder in proportion to their participation interests.

Minimum scheduled principal payments due under the secured financing arrangements as of December 31, 2012 are as follows:

Year Ending December 31,		(In thousands)
2013	$	8,229
2014		86,677
2015		229
2016		13,032
Total	$	108,167

8. Derivative Instruments

The Company has investments in four unconsolidated joint ventures denominated in Euro that expose the Company to foreign currency risk. At December 31, 2012 and 2011, the Company's net investments in such joint ventures totaled approximately €31.3 million, or $41.3 million, and €35.6 million, or $46.1 million, respectively. The Company uses collars (consisting of caps and floors) without upfront premium costs to hedge the foreign currency exposure of its net investments. At December 31, 2012 and 2011, the total notional amount of the collars was approximately €16.1 million and €28.0 million, respectively, with termination dates ranging from July 2013 to July 2015. In January 2013, the Company entered into new collars with a combined notional amount of €7.8 million to replace expired instruments. The new collars terminate in December 2014.

The fair values of derivative instruments included in the Company's consolidated balance sheets are as follows:

	December 31,			
(In thousands)		2012		2011
Assets				
Foreign exchange contracts designated as hedging instruments included in other assets	$	760	$	2,887
Liabilities				
Foreign exchange contracts designated as hedging instruments included in accrued and other liabilities	$	293	$	1,116
Embedded derivative liability (Note 5) included in accrued and other liabilities		3,898		4,204
	$	4,191	$	5,320

For the years ended December 31, 2012 and 2011, a net settlement gain (loss) on foreign currency collars of $51,000 and ($252,000), respectively, was reclassified from accumulated other comprehensive income (loss) and the effect is included in other net gain (loss) in the consolidated statements of operations.

Certain counterparties to the derivative instruments require the Company to deposit cash or other eligible collateral for derivative financial liabilities exceeding $100,000. As of December 31, 2012, the Company had no amounts on deposit related to these agreements.

9. Fair Value Measurements

Financial Instruments Reported at Fair Value

The Company has certain assets and liabilities that are required to be recorded at fair value on a recurring basis. The following table summarizes the fair values of those assets and liabilities, aggregated by the level in the fair value hierarchy:

	December 31, 2012				December 31, 2011			
	Fair Value Measurements Using				Fair Value Measurements Using			
(In thousands)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets								
Beneficial interests in debt securities	$ —	$ 32,055	$ —	$ 32,055	$ —	$ 32,427	$ —	$ 32,427
Foreign exchange contracts	—	760	—	760	—	2,887	—	2,887
	$ —	$ 32,815	$ —	$ 32,815	$ —	$ 35,314	$ —	$ 35,314

	December 31, 2012				December 31, 2011			
	Fair Value Measurements Using				Fair Value Measurements Using			
(In thousands)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Liabilities								
Foreign exchange contracts	$ —	$ 293	$ —	$ 293	$ —	$ 1,116	$ —	$ 1,116
Embedded derivative liability associated with beneficial interests in debt securities	—	3,898	—	3,898	—	4,204	—	4,204
	$ —	$ 4,191	$ —	$ 4,191	$ —	$ 5,320	$ —	$ 5,320

The fair value of the beneficial interests in debt securities and the associated embedded derivative liability were determined by discounting the expected cash flows using observable current and forward rates of widely used indices that closely follow the SIFMA Municipal Swap Index. The fair values of foreign exchange contracts are determined by discounting the expected cash flow of each derivative instrument based on forecast foreign exchange rates. This analysis reflects the contractual terms of the derivatives, observable market-based inputs, and credit valuation adjustments to appropriately reflect the non-performance risk for both the Company and the respective counterparty. The Company has determined that the majority of inputs used to value its derivative financial instruments fall within Level 2 of the fair value hierarchy. Although credit valuation adjustments, such as the risk of default, rely on Level 3 inputs, the Company has determined that these inputs are not significant to the overall valuation of its derivatives. As a result, derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Fair Value Disclosure of Financial Instruments Reported at Cost

The Company and its unconsolidated joint ventures estimate the fair value of financial instruments carried at historical cost on a quarterly basis. These instruments are recorded at fair value only if they are impaired. No impairment was recognized during the years ended December 31, 2012, 2011 and 2010. In cases where quoted market prices are not available, fair values are estimated using inputs such as discounted cash flow projections, market comparables, dealer quotes and other quantitative and qualitative factors. Fair values of investments in unconsolidated joint ventures are primarily derived by applying the Company's ownership interest to the fair value of the underlying assets and liabilities of each joint venture. The Company's proportionate share of each joint venture's fair value approximates the Company's fair value of the investment, as the timing of cash flows of the joint venture does not deviate materially from the timing of cash flows the Company receives from the joint venture. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different assumptions or methodologies could have a material effect on the estimated fair value amounts.

The carrying values of interest receivable and accrued and other liabilities approximate their fair values due to their short term nature. The carrying value of the line of credit at December 31, 2011 approximates its fair value as its contractual rate approximates the market rate of interest for similar instruments that would be available to the Company. The fair value of secured financing at December 31, 2012 and 2011 was estimated by discounting expected future cash outlays at current interest rates available for similar instruments.

The following tables present the estimated fair values and carrying values of the Company's financial instruments carried at cost, aggregated by the level in the fair value hierarchy:

(In thousands)	December 31, 2012				
	Fair Value Measurements Using				
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value	Carrying Value
Assets					
Investments in unconsolidated joint ventures	$ —	$ 20,667	$ 910,450	$ 931,117	$ 877,081
Loans held for investment	—	—	335,734	335,734	333,569
Liabilities					
Line of credit	$ —	$ —	$ —	$ —	$ —
Secured financing	—	—	108,090	108,090	108,167

(In thousands)	December 31, 2011				
	Fair Value Measurements Using				
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value	Carrying Value
Assets					
Investments in unconsolidated joint ventures	$ —	$ 34,017	$ 448,822	$ 482,839	$ 443,500
Loans held for investment	—	—	235,050	235,050	232,619
Liabilities					
Line of credit	$ —	$ 69,000	$ —	$ 69,000	$ 69,000
Secured financing	—	—	13,900	13,900	13,845

10. Stockholders' Equity

The Company's authorized capital stock consists of 50,000,000 shares of preferred stock, $0.01 par value per share, and 450,000,000 shares of common stock, $0.01 par value per share.

Series A Preferred Stock

In March 2012, the Company completed an underwritten public offering of 5,800,000 shares of its 8.5% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share ("Series A Preferred Stock"). The net offering proceeds, after deducting underwriting discounts and commissions and offering costs payable by the Company, were approximately $140 million.

In July 2012, the Company completed an underwritten public offering of 4,280,000 shares of Series A Preferred Stock at a premium to par that translated to a strip yield of 8.3%. The net offering proceeds, after deducting underwriting discounts and commissions and offering costs payable by the Company, were approximately $106 million.

The Company used a portion of the net proceeds from both offerings to repay amounts outstanding under the Credit Agreement at the time of each offering and the remaining proceeds to fund acquisitions of target assets.

The Series A Preferred Stock must be paid a dividend at a rate of 8.5% per year on the $25.00 liquidation preference before the common stock is entitled to receive any dividends. The Series A Preferred Stock is redeemable at $25.00 per share plus accrued and unpaid dividends (whether or not declared) exclusively at the Company's option commencing on March 20, 2017 (subject to the Company's right under limited circumstances to redeem the Series A Preferred Stock earlier in order to preserve its qualification as a REIT or upon the occurrence of a change of control (as defined in the articles supplementary relating to the Series A Preferred Stock)). The Series A Preferred Stock is senior to the Company's common stock with respect to dividends and distributions, including distributions upon liquidation, dissolution or winding up. The Series A Preferred Stock generally does not have any voting rights, except if the Company fails to pay dividends on the Series A Preferred Stock for six or more quarterly periods (whether or not consecutive). Under such circumstances, the Series A Preferred Stock will be entitled to vote to elect two additional directors to the Company's board of directors, until all unpaid dividends have been paid or declared and set aside for payment. In addition, certain changes to the terms of the Series A Preferred Stock cannot be made without the affirmative vote of holders of at least two-thirds of the outstanding shares of Series A Preferred Stock voting separately as a class.

Common Stock Offering

In September 2012, the Company completed a sale of 8,050,000 shares of its common stock to an underwriter at a price of $18.53 per share. The net offering proceeds, after deducting underwriting discounts and commissions and offering costs payable by the Company, were approximately $149 million.

In December 2012, the Company completed a sale of 11,500,000 shares of its common stock to an underwriter at a price of $19.29 per share. The net offering proceeds, after deducting underwriting discounts and commissions and offering costs payable by the Company, were approximately $221 million.

In April 2011, the Company completed the sale of 15,350,000 shares of common stock at $18.50 per share. The net offering proceeds, after deducting underwriting discounts and commissions and offering costs payable by the Company, were approximately $272 million.

The Company used a portion of the net proceeds from the September 2012 common stock offering to repay all amounts outstanding under the Credit Agreement at the time and the remaining proceeds from both offerings to fund acquisitions of target assets and for working capital and general corporate purposes.

2010 Private Placement

In December 2010, the Company sold 2,750,000 shares of its common stock at a price per share of $20.25 to certain institutional investors (the "Investors") in a private placement ("2010 Private Placement"), resulting in total proceeds of $55.7 million. In connection with the 2010 Private Placement, the Investors were granted a right to participate in offerings of the Company's common stock or common stock equivalents that occurred on or before December 20, 2011, the one-year anniversary of the closing of the 2010 Private Placement (the "Participation Period"), subject to such Investors continuing to own the shares acquired in the 2010 Private Placement. The participation right allowed the Investors to maintain their percentage ownership interest in the Company calculated immediately prior to such offerings (subject to certain limitations). In addition, if any such offering during the Participation Period was for a per share price less than the then-prevailing adjusted purchase price (which was to be adjusted from time to time as a result of, among other things, special dividends, stock splits and other similar events), the Company was required to make a payment to any Investors who continued to own shares acquired in the 2010 Private Placement to reduce the aggregate purchase price of the 2010 Private Placement to the subsequent offering price ("Anti-Dilution Purchase Price Adjustment"). The Anti-Dilution Purchase Price Adjustment was accounted for as a component of stockholders' equity, as it was not legally detachable or separately exercisable from the common stock sold in the private placement and met the criteria for equity classification.

As a result of the Company offering shares of its common stock in April 2011 at a per share price of $18.50, the Company issued 175,000 shares of its common stock valued at $18.50 per share and made an aggregate cash payment of $162,500 to certain Investors for a total Anti-Dilution Purchase Price Adjustment of $3.4 million. The increase in additional paid-in capital ("APIC") resulting from the issuance of 175,000 shares of common stock was fully offset by a corresponding decrease in APIC related to the 2010 Private Placement.

Shares Issued to Manager

In November 2011, the Company issued 287,500 shares of its common stock to the Manager as reimbursement of its partial payment of initial underwriting discounts and commissions in connection with the initial public offering ("IPO"). During the years ended December 31, 2012 and 2011, the Company issued 65,703 and 5,989 shares of its common stock, respectively, to the Manager in full payment of the incentive fees earned by the Manager (see Note 12).

Dividend Reinvestment and Direct Stock Purchase Plan

The Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "DRIP Plan") provides existing common stockholders and other investors the opportunity to purchase shares (or additional shares, as applicable) of the Company's common stock by reinvesting some or all of the cash dividends received on their shares of the Company's common stock or making optional cash purchases within specified parameters. The DRIP Plan acquires shares either in the open market, directly from the Company as newly issued common stock, or in privately negotiated transactions with third parties. As of December 31, 2012, no shares had been acquired under the DRIP Plan from the Company in the form of new issuances.

Common Stock Repurchases

In August 2011, the board of directors authorized a common stock repurchase program pursuant to which the Company was authorized to repurchase up to $50 million of its outstanding shares of common stock over a twelve-month period. During the year ended December 31, 2011, the Company repurchased 580,600 shares of its common stock at an aggregate cost of $8.7 million including commissions, or a weighted-average cost of $14.90 per share, in the open market. The program expired in August 2012. Repurchases of common stock reduce the common stock account for the par value and APIC for the excess of cost over par value.

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income (loss) attributable to the stockholders are as follows:

(In thousands)	December 31, 2012	December 31, 2011
Equity in accumulated other comprehensive income (loss) of unconsolidated joint ventures	$ 6,729	$ (406)
Unrealized gain on beneficial interests in debt securities	877	611
Unrealized gain on fair value of derivative instruments designated as hedges, net of tax effect	645	1,793
Unrealized loss on foreign currency translation, net of tax effect	(3,067)	(4,328)
	$ 5,184	$ (2,330)

11. Earnings per Share

The Company calculates basic earnings per share using the two-class method, which allocates earnings per share for each share of common stock and nonvested shares containing nonforfeitable rights to dividends and dividend equivalents treated as participating securities. Diluted earnings per share is calculated using the more dilutive of the two-class method or the treasury stock method, which assumes that the proceeds from the exercise of participating securities are used to purchase common shares at the average market price for the period. The following table reconciles the numerator and denominator of the basic and diluted per-share computations for net income available to common stockholders:

(In thousands, except share and per share data)	Year Ended December 31, 2012	2011	2010
Numerator:			
Net income	$ 68,205	$ 43,364	$ 17,754
Net income attributable to noncontrolling interest	(6,194)	(1,104)	(23)
Net income attributable to Colony Financial, Inc.	62,011	42,260	17,731
Preferred dividends	(13,915)	—	—
Net income attributable to common stockholders	48,096	42,260	17,731
Net income allocated to participating securities (nonvested shares)	(476)	(8)	(6)
Numerator for basic and diluted net income allocated to common stockholders	$ 47,620	$ 42,252	$ 17,725
Denominator:			
Basic weighted average number of common shares outstanding	35,925,600	28,732,200	14,716,200
Weighted average effect of dilutive shares [(1)]	17,600	261,500	287,500
Diluted weighted average number of common shares outstanding	35,943,200	28,993,700	15,003,700
Earnings per share:			
Net income attributable to common stockholders per share–basic	$ 1.33	$ 1.47	$ 1.20
Net income attributable to common stockholders per share–diluted	$ 1.32	$ 1.46	$ 1.18

(1) For the years ended December 31, 2012 and 2011, weighted average dilutive shares include the effect of shares of common stock issuable to the Manager for incentive fees due for the period (Note 12). For the years ended December 31, 2011 and 2010, weighted average dilutive shares also include the effect of shares of common stock issuable for reimbursement of the Manager's partial payment of underwriting discounts and commissions incurred in connection with the Company's IPO (Note 12).

12. Related Party Transactions

Management Agreement

The Manager provides the day-to-day management of the Company's operations pursuant to a management agreement. The Manager is responsible for (1) selecting, purchasing and selling the Company's portfolio investments, (2) the Company's financing activities and (3) providing investment advisory services. The management agreement requires the Manager to manage the Company's business affairs in conformity with the Company's investment guidelines and other policies that are approved and monitored by the Company's board of directors. The Manager's role is under the supervision and direction of the Company's board of directors. The initial term of the management agreement expired on September 29, 2012 (the third anniversary of the completion of the IPO) and was automatically renewed for a one-year term. The management agreement may be terminated upon at least 180 days' prior written notice to the Manager.

Base Management Fee—The Manager earns a base management fee of 1.5% of stockholders' equity, per annum. For purposes of calculating the base management fee, stockholders' equity means: (a) the sum of (1) the net proceeds from all issuances of equity securities since inception (allocated on a pro rata basis for such issuances during the fiscal quarter of any such issuance), plus (2) retained earnings at the end of the most recently completed calendar quarter (as determined in accordance with GAAP, adjusted to exclude any non-cash equity compensation expense incurred in current or prior periods), less (b) any amount paid to repurchase the Company's common stock since inception. The definition of stockholders' equity also excludes (1) any unrealized gains or losses from mark-to-market valuation changes (other than permanent impairment) that have impacted stockholders' equity as reported in the financial statements prepared in accordance with GAAP, (2) the effect of any gains or losses from one-time events pursuant to changes in GAAP, (3) non-cash items which in the judgment of management should not be included in Core Earnings (as defined below) and (4) the portion of the net proceeds of the IPO and the concurrent private placement that have not yet been initially invested in the Company's target assets. For items (2) and (3), such exclusions shall only be applied after discussions between the Manager and the independent directors and after approval by a majority of the independent directors. As a result, stockholders' equity, for purposes of calculating the management fee, could be greater or less than the amount of stockholders' equity shown in the Company's financial statements.

Incentive Fees—The Manager is entitled to an incentive fee with respect to each calendar quarter that the management agreement is in effect, in an amount not less than zero, equal to the difference between (1) the product of (x) 20% and (y) the difference between (i) Core Earnings (as defined below), on a rolling four-quarter basis and before the incentive fee for the current quarter, and (ii) the product of (A) the weighted average of the issue price per share of common stock in all of the Company's offerings multiplied by the weighted average number of shares of common stock outstanding (including any restricted shares of common stock and any other shares of common stock underlying awards granted under our equity incentive plans, if any) in such four-quarter period and (B) 8%, and (2) the sum of any incentive fee paid to the Manager with respect to the first three calendar quarters of such previous four quarters; provided, however, that no incentive fee is payable with respect to any calendar quarter unless Core Earnings is greater than zero for the most recently completed 12 calendar quarters.

Core Earnings is a non-GAAP measure and is defined as GAAP net income (loss) excluding non-cash equity compensation expense, incentive fees, real estate depreciation and amortization and any unrealized gains or losses from mark-to-market valuation changes (other than permanent impairment) that are included in net income. The amount is adjusted to exclude one-time events pursuant to changes in GAAP and certain other non-cash items after discussions between the Manager and the Company's independent directors and after approval by a majority of the Company's independent directors.

The incentive fee is payable to the Manager quarterly in arrears in shares of the Company's common stock, subject to certain ownership and New York Stock Exchange ("NYSE") limitations. The number of shares to be issued to the Manager is equal to the dollar amount of the portion of the quarterly installment of the incentive fee payable in shares divided by the average of the closing prices of the Company's common stock on the NYSE for the five trading days prior to the date on which such quarterly installment is settled. The Company issued 65,703 and 5,989 shares of its common stock during the years ended December 31, 2012 and 2011, respectively, for incentive fees. No such shares were issued during the year ended December 31, 2010.

Reimbursement of Expenditures—Pursuant to the management agreement, the Company is required to reimburse the Manager for expenditures incurred by the Manager on behalf of the Company, including legal, accounting, financial, due diligence and other services, in amounts which are no greater than those which would be payable to third parties negotiated on an arm's length basis. In addition, pursuant to a secondment agreement between the Company and Colony Capital, the Company is responsible for Colony Capital's expenses incurred in employing the Company's chief financial officer/chief operating officer. The Company also reimburses Colony Capital for its pro rata portion of overhead expenses incurred by Colony Capital and its affiliates, including the Manager, based upon the ratio of the Company's assets to all Colony Capital-managed assets.

Cost Reimbursement for Asset Management Services

Colony AMC Milestone West, LLC ("AMC Milestone West") and Colony AMC Milestone North, LLC ("AMC Milestone North"), each a wholly-owned subsidiary of the Company, provide asset management services to two joint ventures with the FDIC ("FDIC Ventures") for which certain of our unconsolidated joint ventures are managing members. The FDIC Ventures pay an annual 50-basis point asset management fee calculated on the aggregate UPB of each respective loan portfolio. In addition, one of the unconsolidated joint ventures reimburses AMC Milestone North for any expenses not covered by the 50-basis point fee. Asset management fees and expense reimbursements were $2.0 million, $2.0 million and $40,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Effective January 1, 2011, through AMC Milestone West and AMC

Milestone North, the Company began reimbursing an affiliate of the Manager for compensation, overhead and direct costs incurred by the affiliate pursuant to a cost allocation arrangement. The Company was allocated costs under this arrangement of $1.1 million and $1.2 million for the years ended December 31, 2012 and 2011, respectively.

Reimbursement of Manager's Partial Payment of Initial Underwriting Discounts and Commissions

In connection with the IPO and the underwriters' exercise of the overallotment option, the underwriters deferred $5.75 million of underwriting discounts and commissions and the Manager paid the underwriters $5.75 million of underwriting discounts and commissions on the Company's behalf. Pursuant to the underwriting agreement entered into in connection with the IPO, the Company was required to pay the underwriters the deferred underwriting discounts and commissions in cash if, during any full four calendar quarter period during the 24 full calendar quarters after the consummation of the IPO, the Company's Core Earnings (as defined above) for any such four-quarter period exceeded the product of (1) the weighted average of the issue price per share of common stock in all offerings multiplied by the weighted average number of shares of common stock outstanding (including any restricted shares of common stock and any other shares of common stock underlying awards granted under equity incentive plans, if any) in such four-quarter period and (2) 8%. Additionally, pursuant to the management agreement, the Company was required to reimburse the Manager for its partial payment of initial underwriting discounts and commissions if the same 8% performance threshold was met. At the time of the IPO, the Company had recorded a deferred liability and a reduction of additional paid-in capital as the Company determined the likelihood of payment of both amounts to be probable.

For the four calendar quarter period ended September 30, 2011, the Company's Core Earnings exceeded the 8% performance threshold. In November 2011, the Company settled both deferred amounts with a cash payment of $5.75 million to the underwriters and, pursuant to the management agreement, payment in the form of 287,500 shares of the Company's common stock (the reimbursement amount divided by the initial public offering price per share) to the Manager.

Investment Allocation Agreement

The Company, the Manager and Colony Capital entered into an investment allocation agreement which provides for the Company to co-invest with certain current or future private investment funds or other investment vehicles managed by Colony Capital or its affiliates to make investments in the Company's target assets. Under the investment allocation agreement, the Company is entitled (but not obligated) to contribute (subject to the Company's investment guidelines, its availability of capital and maintaining its qualification as a REIT for U.S. federal income tax purposes and its exemption from registration under the Investment Company Act of 1940) at least one-half the capital to be funded by co-investment vehicles in assets secured by U.S. collateral (or at least one-third for assets secured by non-U.S. collateral). In the event that the Company does not have sufficient capital to contribute its full entitlement of the capital required for any proposed investment by such investment vehicles, the investment allocation agreement provides for a fair and equitable allocation of investment opportunities among all such vehicles and the Company, in each case, taking into account the suitability of each investment opportunity for the particular vehicle and the Company and each such vehicle's and the Company's availability of capital for investment.

The Company does not incur any additional fees payable to Colony Capital, the Manager or any of their affiliates in connection with investments made pursuant to the investment allocation agreement. The Company is required to pay its pro rata portion (based upon percentage of equity) of transaction and other investment-level expenses incurred in connection with such co-investments.

The following table summarizes the amounts incurred by the Company and payable to the Manager or its affiliates for the periods presented:

	Year Ended December 31,		
(In thousands)	2012	2011	2010
Base management fees	$ 12,332	$ 8,128	$ 3,542
Incentive fees	936	349	—
Compensation pursuant to secondment agreement	1,207	1,248	1,438
Allocated and direct investment-related expenses	1,657	1,719	355
Allocated and direct administrative expenses	1,253	344	218
	$ 17,385	$ 11,788	$ 5,553

The following table summarizes the amounts due to the Manager or its affiliates as of each balance sheet date:

(In thousands)	December 31, 2012	December 31, 2011
Base management fees	$ 3,932	$ 2,288
Incentive fees	—	261
Secondment reimbursement	844	880
Reimbursement of direct and allocated administrative and investment costs	208	359
	$ 4,984	$ 3,788

13. Share-Based Payments

Director Stock Plan

The Company's 2009 Non-Executive Director Stock Plan (the "Director Stock Plan") provides for the grant of restricted stock, restricted stock units and other stock-based awards to its non-executive directors. The maximum number of shares of stock reserved under the Director Stock Plan is 100,000. The individual share awards generally vest one year from the date of grant.

Equity Incentive Plan

The Company's 2011 Equity Incentive Plan (the "Equity Incentive Plan") provides for the grant of options to purchase shares of common stock, share awards (including restricted stock and stock units), stock appreciation rights, performance awards and annual incentive awards, dividend equivalent rights, long-term incentive units, cash and other equity-based awards. Certain named executive officers of the Company, other eligible employees, directors and service providers, including the Manager and employees of the Manager, are eligible to receive awards under the Equity Incentive Plan. The Company has reserved a total of 1,600,000 shares of common stock for issuance pursuant to the Equity Incentive Plan, subject to certain adjustments set forth in the plan.

In January 2012, the Company awarded an aggregate 475,000 restricted shares of its common stock to the Company's executive officers and certain employees of the Manager and its affiliates under the Equity Incentive Plan. The awards were to vest over a 3-year period as follows: 25% in March 2012 and 25% on each of the first three anniversaries of the grant date. In December 2012, the Board resolved to accelerate the second vesting of shares from January 2013 to December 2012. The modification accelerated the expense recognition related to the award and resulted in an incremental cost of $0.4 million for the year ended December 31, 2012, included in management fees and administrative expenses.

In December 2012, the Company awarded an aggregate 375,000 restricted shares of its common stock to the Manager under the Equity Incentive Plan. The award vests over a 3-year period as follows: 25% in December 2012 and 25% in January 2014, 2015 and 2016.

A summary of the Company's vested and nonvested shares under the Director Stock Plan and Equity Incentive Plan for the year ended December 31, 2012 is presented below:

	Restricted Stock Grants to Non-Executive Directors	Restricted Stock Grants to Employee	Restricted Stock Grants to the Manager or Manager's Employees	Total	Weighted Average Grant Date Fair Value
Nonvested shares at December 31, 2011	3,000	—	—	3,000	$ 17.26
Granted	8,274	34,344	815,656	858,274	17.79
Vested	(3,000)	(17,172)	(311,664)	(331,836)	17.22
Forfeited	—	—	(7,243)	(7,243)	16.16
Nonvested shares at December 31, 2012	8,274	17,172	496,749	522,195	$ 18.17
Weighted average grant date fair value per share for shares granted during the period	$ 16.32	$ 16.16	$ 17.87		

The following table summarizes the components of share-based compensation included in the consolidated statements of operations:

(In thousands, except per share amounts)	Year Ended December 31, 2012	2011	2010
Share-based compensation included in management fees	$ 5,714	$ —	$ —
Share-based compensation included in administrative expenses	419	116	67
Total fair value of shares vested [(1)]	6,079	82	55
Weighted average grant date fair value per share for shares granted during the period [(1)]	17.79	17.26	19.89

(1) Based on the quoted closing share price of the Company's common stock on the NYSE on grant date or vesting date.

As of December 31, 2012, aggregate unrecognized compensation cost related to restricted stock granted under the Director Stock Plan and Equity Incentive Plan was approximately $10.0 million. That cost is expected to be fully recognized over a weighted-average period of 31 months.

14. Income Taxes

The Company's TRSs are subject to corporate level federal, state, foreign and local income taxes. The following is a summary of the Company's income tax provision:

(In thousands)	Year Ended December 31, 2012	2011	2010
Current			
Federal	$ 2,242	$ 1,444	$ 207
State	669	252	23
Total current tax provision	2,911	1,696	230
Deferred			
Federal	(661)	(431)	13
State	(85)	(74)	—
Total deferred tax (benefit) provision	(746)	(505)	13
Total income tax provision	$ 2,165	$ 1,191	$ 243

Deferred tax assets of $1.2 million and $0.6 million are included in other assets as of December 31, 2012 and 2011, respectively, and deferred tax liabilities of $0 and $69,000 are included in accrued and other liabilities as of December 31, 2012 and 2011, respectively. Deferred tax assets and liabilities arise from temporary differences in income recognition for GAAP and tax purposes and the tax effect of net foreign currency translation gains and losses on certain investments in unconsolidated joint ventures held in TRSs.

The following table summarizes the income tax treatment of dividends declared for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31, 2012	2011	2010
Common Stock:			
Ordinary income per share	$ 0.83	$ 1.00	$ 0.97
Long-term capital gains per share	0.61	0.31	—
Total dividends declared per share	$ 1.44	$ 1.31	$ 0.97
Series A Preferred Stock:			
Ordinary income per share	$ 1.01	$ —	$ —
Long-term capital gains per share	0.74	—	—
Total dividends declared per share	$ 1.75	$ —	$ —

15. Commitments and Contingencies

Pursuant to the operating agreements of certain unconsolidated joint ventures, the joint venture partners may be required to fund additional amounts for ordinary operating costs, guaranties or commitments of the joint ventures. At December 31, 2012, the Company's share of those commitments was $11.7 million.

In May 2012, two of the Company's unconsolidated joint ventures, ColFin Bulls Funding A, LLC and ColFin Bulls Funding B, LLC, entered into loan agreements with a financial institution to finance certain commercial real estate loans for an aggregate amount of $35.0 million. The Company provided customary non-recourse carve-out guaranties associated with the loans, which mature in May 2015 or earlier, upon full resolution of the underlying collateral loans. The aggregate balance of the debt at December 31, 2012 was $18.4 million, or approximately 14% of the carrying amount of the collateral loans in the portfolio. The Company believes that the likelihood of making any payments under the guarantee is remote, and has not accrued for a guarantee liability as of December 31, 2012.

In the ordinary course of business, the Company may be involved in litigation which may result in legal costs and liability that could have a material effect on the Company's financial position and results of operations.

16. Segment Information

The Company's chief financial officer reviews various key financial measures to assess the performance and financial condition of each segment. Segment profit or loss is evaluated based upon income before income taxes, which includes equity in income of unconsolidated joint ventures, interest income and other income, less investment-specific expenses, including interest and asset management costs, as well as other gains or losses. Non-investment-specific income and expenses, such as interest income on cash and cash equivalents, management fees, interest expense on the line of credit and administrative expenses, are not allocated to specific segments. There is no intersegment activity. The Company's segment disclosures present the measures used by the chief financial officer for purposes of assessing each segment's performance. The Company operated in one reportable segment, real estate debt investments, prior to 2012.

The operating results for each of the reportable operating segments and reconciling items for the year ended December 31, 2012 are summarized as follows:

(In thousands) Year Ended December 31, 2012	Real Estate Debt Investments	Single-Family Residential Rentals	Amounts Not Allocated to Segments	Total
Income:				
Equity in income (loss) of unconsolidated joint ventures	$ 70,863	$ (2,126)	$ —	$ 68,737
Interest income	36,275	—	170	36,445
Other income from affiliates	1,973	—	—	1,973
Total income	109,111	(2,126)	170	107,155
Expenses:				
Management fees	—	—	18,982	18,982
Investment expenses	2,479	—	498	2,977
Interest expense	4,409	—	3,839	8,248
Administrative expenses	—	—	6,346	6,346
Total expenses	6,888	—	29,665	36,553
Other loss, net	(232)	—	—	(232)
Income (loss) before income taxes	101,991	(2,126)	(29,495)	70,370
Income tax provision	—	—	2,165	2,165
Net income (loss):	$ 101,991	$ (2,126)	$ (31,660)	$ 68,205

The net investments in each of the reportable operating segments are summarized as follows:

(In thousands)	December 31, 2012
Assets:	
Real estate debt investments	$ 1,009,944
Single-family residential rentals	251,501
Other assets not allocated to segments	174,122
Total consolidated assets	$ 1,435,567

17. Selected Quarterly Financial Information (Unaudited)

The following is a summary of quarterly results of operations for the years ended December 31, 2012 and 2011:

(In thousands, except per share data)	2012 Quarter Ended				2011 Quarter Ended			
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Equity in income of unconsolidated joint ventures	$ 21,464	$ 15,838	$ 15,994	$ 15,441	$ 12,852	$ 15,968	$ 9,416	$ 8,484
Interest income	10,752	10,816	9,051	5,826	5,898	5,204	3,508	2,165
Other income from affiliates	458	396	569	550	431	636	346	561
Total income	32,674	27,050	25,614	21,817	19,181	21,808	13,270	11,210
Management fees	6,706	3,812	3,944	4,520	2,548	2,405	2,228	1,296
Other expenses	4,662	4,583	4,398	3,928	3,622	2,908	2,342	2,712
Total expenses	11,368	8,395	8,342	8,448	6,170	5,313	4,570	4,008
Other gain (loss), net	603	(331)	(276)	(228)	(702)	39	(136)	(54)
Income tax provision (benefit)	764	596	441	364	938	255	226	(228)
Net income	21,145	17,728	16,555	12,777	11,371	16,279	8,338	7,376
Net income attributable to noncontrolling interest	2,261	2,170	1,454	309	305	485	301	13
Net income attributable to Colony Financial, Inc.	18,884	15,558	15,101	12,468	11,066	15,794	8,037	7,363
Preferred dividends	5,355	5,102	3,082	376	—	—	—	—
Net income attributable to common stockholders	$ 13,529	$ 10,456	$ 12,019	$ 12,092	$ 11,066	$ 15,794	$ 8,037	$ 7,363
Net income per common share—basic	$ 0.31	$ 0.30	$ 0.36	$ 0.37	$ 0.34	$ 0.48	$ 0.25	$ 0.42
Net income per common share—diluted	$ 0.31	$ 0.30	$ 0.36	$ 0.37	$ 0.34	$ 0.48	$ 0.25	$ 0.41

18. Subsequent Events

In January 2013, the Company completed a sale of 11,500,000 shares of its common stock, including a full exercise of the overallotment option, to underwriters at a price per share of $20.20. The net offering proceeds, after deducting underwriting discounts and commissions and offering costs payable by the Company, were approximately $232.3 million.

From January 2013 through March 6, 2013, the Company made additional commitments totaling $295 million and invested an aggregate $120 million in CSFR OP for a cumulative $375 million to date (see Note 3).

Subsequent to the year end, the Company invested a combined $52.6 million in 3 new real estate debt investments.

REPORT OF INDEPENDENT AUDITORS

The Members of
ColFin WLH Funding, LLC

We have audited the accompanying statements of operations, members' equity and cash flows of ColFin WLH Funding, LLC (the Company) for the year ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of ColFin WLH Funding, LLC for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California
March 7, 2011

COLFIN WLH FUNDING, LLC
BALANCE SHEETS
(In thousands)
(Unaudited)

	December 31, 2012	December 31, 2011
ASSETS		
Cash	$ 185	$ 10,706
Loans receivable, net of $326 of unamortized deferred loan fees at December 31, 2011	—	205,674
Receivables	—	2,465
Total assets	$ 185	$ 218,845
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Deferred income	$ —	$ 696
Accrued liabilities	21	13
Total liabilities	21	709
Commitments and contingencies		
Members' Equity:	164	218,136
Total liabilities and members' equity	$ 185	$ 218,845

The accompanying notes are an integral part of these financial statements.

COLFIN WLH FUNDING, LLC
STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,		
	2012 (Unaudited)	2011 (Unaudited)	2010
Income			
Interest income	$ 26,679	$ 31,624	$ 31,660
Other income	—	1,372	—
Total income	26,679	32,996	31,660
Expenses			
Asset management fees	—	15	24
Administrative expenses	64	40	84
Total expenses	64	55	108
Gain on loan participation and prepayment	26,008	—	—
Net income	$ 52,623	$ 32,941	$ 31,552

The accompanying notes are an integral part of these financial statements.

COLFIN WLH FUNDING, LLC
STATEMENTS OF MEMBERS' EQUITY
(In thousands)

	C-VIII CDCF WLH Holding, LLC	CFI RE Holdco, LLC	Total
Balance at December 31, 2009	$ 153,499	$ 48,551	$ 202,050
Member contributions	2	1	3
Distributions	(21,400)	(6,770)	(28,170)
Net income	23,970	7,582	31,552
Balance at December 31, 2010	156,071	49,364	205,435
Distributions	(15,376)	(4,864)	(20,240)
Net income	25,025	7,916	32,941
Balance at December 31, 2011 (Unaudited)	165,720	52,416	218,136
Distributions	(205,571)	(65,024)	(270,595)
Net income	39,977	12,646	52,623
Balance at December 31, 2012 (Unaudited)	$ 126	$ 38	$ 164

The accompanying notes are an integral part of these financial statements.

COLFIN WLH FUNDING, LLC
STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2012 (Unaudited)	2011 (Unaudited)	2010
Cash Flows from Operating Activities			
Net income	$ 52,623	$ 32,941	$ 31,552
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of net deferred loan fees and costs	(5,693)	(2,709)	(2,820)
Gain on loan participation and repayment	(26,008)	—	—
Changes in operating assets and liabilities			
Decrease (increase) in receivables	2,465	(16)	(632)
Increase in accrued liabilities and due to affiliates	8	8	4
(Decrease) increase in deferred income	(696)	696	—
Net cash provided by operating activities	22,699	30,920	28,104
Cash Flows from Investing Activities			
Loans disbursed	(5,000)	—	—
Restructuring and exit fees received	2,500		
Repayments of principal on loans receivable	215,000	—	—
Net proceeds from sale of participation in loans receivable	24,875	—	—
Net cash provided by investing activities	237,375	—	—
Cash Flows from Financing Activities			
Contributions from Members	—	—	3
Distributions to Members	(270,595)	(20,240)	(28,170)
Net cash used in financing activities	(270,595)	(20,240)	(28,167)
Net (decrease) increase in cash	(10,521)	10,680	(63)
Cash, beginning of period	10,706	26	89
Cash, end of period	$ 185	$ 10,706	$ 26
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:			
Noncash increase in loans receivable	$ 29,000	$ —	$ —

The accompanying notes are an integral part of these financial statements.

COLFIN WLH FUNDING, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012
(Unaudited)

1. Organization and Operations

ColFin WLH Funding, LLC (the "Company"), a Delaware limited liability company, was formed pursuant to the limited liability company agreement dated October 16, 2009, as amended and restated on February 10, 2010, for the purpose of originating a first lien-secured loan. The Company is owned 75.97% by C-VIII CDCF WLH Holding, LLC and 24.03% by CFI RE Holdco, LLC (collectively, the "Members"), a wholly-owned subsidiary of Colony Financial, Inc. The Members are managed by affiliates of Colony Capital, LLC ("Colony Capital").

Profits and losses and cash distributions are allocated to the Members according to their membership interests.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Loans Receivable

Loans are recorded at amortized cost, or the outstanding unpaid principal balance less net deferred loan fees. Net deferred loan fees include unamortized origination and other fees charged to the borrower less direct incremental loan origination costs incurred by the Company. Interest income is recognized based upon the contractual rate and the outstanding principal balance of the loans. Net deferred loan fees are amortized over the expected life of the loans using the effective yield method except on revolving loans, for which the straight-line method is used. Interest income and fees are recognized as earned. When a loan is prepaid, prepayment fees and any excess of proceeds over the carrying amount of the loan are recognized as a gain.

The Company evaluates its loans for impairment on a quarterly basis. The Company regularly analyzes the extent and effect of any credit migration from underwriting and the initial investment review associated with a loan's performance, the value of underlying collateral, as well as the financial condition and operating results of the borrower. A loan is considered to be impaired when it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. A loan is also considered to be impaired if it has been restructured in a troubled debt restructuring ("TDR") involving a modification of terms as a concession resulting from the debtor's financial difficulties. The Company measures impairment based upon the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded investment in the loan, a valuation allowance is established with a corresponding charge to allowance for loan loss.

Transfers of loans and loan participations are accounted for as sales when control over the assets has been surrendered. Control over a transferred financial asset is deemed to be surrendered when (1) the asset has been legally isolated; (2) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred asset; and (3) the Company does not maintain effective control over the transferred asset through either (a) an agreement that entitles and obligates the Company to repurchase or redeem it before its maturity or (b) an agreement that provides the Company with both the unilateral ability to cause the holder to return specific assets and a more than trivial benefit attributable to that ability. The difference between the net proceeds received and the carrying amount of the financial assets being sold is recognized as a gain or loss on sale.

Income Taxes

Under federal and state income tax rules, limited liability companies are generally not subject to income taxes. Accordingly, no provision for income taxes is included in the accompanying financial statements. Income or loss is includable in the income tax returns of the Members. The Company periodically evaluates it tax positions, including its status as a pass-through entity, to evaluate whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of December 31, 2012 and 2011, the Company had not established a liability for uncertain tax positions.

3. Loans Receivable

On October 20, 2009, the Company entered into a senior secured term loan agreement ("Loan Agreement") with William Lyon Homes, Inc. (the "Borrower"), a wholly-owned subsidiary of William Lyon Homes ("WLH"), which is engaged in designing, constructing and selling single-family detached and attached homes in California, Arizona and Nevada. The Loan Agreement provided for an original principal balance of $206 million (the "Secured Loan") to be fully secured by first deeds of trust on certain real estate assets of the Borrower as well as other assets of the Borrower, including cash. The Secured Loan bore interest at 14% per annum, had a maturity date of October 20, 2014 and was guaranteed by WLH.

The Loan Agreement required the Borrower to maintain certain minimum financial covenants, including a covenant that required the Borrower to maintain at least $75 million of tangible net worth as of the end of each fiscal quarter (the "Net Worth Covenant"). The Borrower failed to meet the minimum tangible net worth requirement as of the end of each of the fiscal quarter during the year ended December 31, 2011, and the Company granted a series of waivers of the Net Worth Covenant and certain financial reporting requirements, the last of which expired on October 27, 2011, for waiver fees totaling $1.4 million.

In connection with a comprehensive recapitalization plan, on December 19, 2011, the Borrower filed a voluntary Chapter 11 case to seek confirmation of a pre-packaged plan of reorganization. The Borrower emerged from bankruptcy on February 25, 2012 with the following key restructured terms: (i) amendment of the Secured Loan to increase the principal balance while reducing the interest rate; (ii) Borrower's existing senior noteholders converting their existing notes into new second lien notes of the Borrower and common equity in WLH; and (iii) Borrower receiving new cash proceeds of $85 million.

In order to support the Borrower's operations and ensure adequate liquidity during the pendency of the Chapter 11 case, the Company provided a $30 million non-revolving, senior secured, super priority debtor-in-possession credit facility ("DIP Loan"). The DIP Loan bore interest at a rate of 10% per annum, was to mature on the effective date of the recapitalization and was fully secured by equity interests and other property of the Borrower. The Company received a 2.5% origination fee in connection with the DIP Loan, included in deferred income on the accompanying balance sheet. During January 2012, the Borrower borrowed $5 million on the DIP Loan and, upon emergence from bankruptcy, fully repaid the principal, accrued interest and associated fees.

Pursuant to the terms of the recapitalization plan, the Secured Loan had been amended into a new $235 million senior secured term loan facility (the "Amended Loan") with no additional funding, a reduced interest rate of 10.25%, and a term expiring on January 31, 2015. The Company received a restructuring fee of $2.35 million, or 1% of the principal amount of the Amended Loan. The modification of loan terms did not result in a TDR as the restructured terms did not constitute a concession by the lenders and the return from the Company's investment in the loan was maintained under the modified terms.

On April 5, 2012, the Company transferred an aggregate $25 million participation interest in the Amended Loan to an unrelated third party at par, and recognized a gain of $3.2 million. On November 8, 2012, the Borrower fully prepaid all amounts due under the Amended Loan. Pursuant to the terms of the Amended Loan, no additional fee or penalty was assessed upon prepayment. The Company received $210 million plus accrued interest thereon and recognized a gain of $22.8 million.

The Company has not elected the fair value option for its financial instruments but estimates the fair value of loans receivable using unobservable inputs, such as discounted cash flows, current interest rates available for similar instruments and other quantitative and qualitative factors. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different assumptions or methodologies could have a material effect on the estimated fair value amounts. At December 31, 2011 the estimated fair value of loans receivable was $240.6 million.

4. Related Party Transactions

For the years ended December 31, 2012, 2011 and 2010, the Company reimbursed Colony Capital $2,000, $3,000 and $5,000, respectively, for administrative expenses. For the year ended December 31, 2010 the Members reimbursed approximately $3,000 to Colony Capital on the Company's behalf for administrative expenses.

5. Subsequent Events

The Company has evaluated all subsequent events through March 11, 2013, the date these financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2012 that would require disclosure or recognition in the financial statements as of December 31, 2012.

REPORT OF INDEPENDENT AUDITORS

The Members of
ColFin NW Funding, LLC

We have audited the accompanying statements of operations, members' equity and cash flows of ColFin NW Funding, LLC (the Company) for the year ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of ColFin NW Funding, LLC for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California
March 7, 2011

COLFIN NW FUNDING, LLC

BALANCE SHEETS

(In thousands)

(Unaudited)

	December 31,	
	2012	2011
ASSETS		
Cash	$ 50	$ 33
Loans receivable, net	86,218	135,653
Restricted cash	1,585	3,015
Total assets	$ 87,853	$ 138,701
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accrued liabilities	$ 3	$ —
Escrow reserves held	1,585	3,015
Total liabilities	1,588	3,015
Members' Equity:	86,265	135,686
Total liabilities and members' equity	$ 87,853	$ 138,701

The accompanying notes are an integral part of these financial statements.

COLFIN NW FUNDING, LLC
STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,		
	2012 (Unaudited)	2011 (Unaudited)	2010
Income			
Interest income	$ 14,078	$ 16,648	$ 14,607
Total income	14,078	16,648	14,607
Expenses			
Loan servicing and asset management fees	38	89	152
Administrative expenses	79	74	81
Total expenses	117	163	233
Net income	$ 13,961	$ 16,485	$ 14,374

The accompanying notes are an integral part of these financial statements.

COLFIN NW FUNDING, LLC

STATEMENTS OF MEMBERS' EQUITY

(In thousands)

	Colony Distressed Credit Fund, L.P.	CFI RE Holdco, LLC	Total
Balance at December 31, 2009	$ 81,677	$ 49,803	$ 131,480
Member contributions	3	1	4
Distributions	(7,684)	(4,686)	(12,370)
Net income	8,929	5,445	14,374
Balance at December 31, 2010	82,925	50,563	133,488
Distributions	(8,875)	(5,412)	(14,287)
Net income	10,240	6,245	16,485
Balance at December 31, 2011 (Unaudited)	84,290	51,396	135,686
Distributions	(39,374)	(24,008)	(63,382)
Net income	8,673	5,288	13,961
Balance at December 31, 2012 (Unaudited)	$ 53,589	$ 32,676	$ 86,265

The accompanying notes are an integral part of these financial statements.

COLFIN NW FUNDING, LLC

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2012 (Unaudited)	2011 (Unaudited)	2010
Cash Flows from Operating Activities			
Net income	$ 13,961	$ 16,485	$ 14,374
Adjustments to reconcile net income to net cash provided by operating activities:			
Interest accretion in excess of cash receipts	—	(2,272)	(1,897)
Increase (decrease) in accrued liabilities	3	(9)	5
Net cash provided by operating activities	13,964	14,204	12,482
Cash Flows from Investing Activities			
Loan resolutions and repayments	49,435	—	—
Net cash provided by investing activities	49,435	—	—
Cash Flows from Financing Activities			
Contributions from members	—	—	4
Distributions to members	(63,382)	(14,287)	(12,370)
Net cash used in financing activities	(63,382)	(14,287)	(12,366)
Net increase (decrease) in cash	17	(83)	116
Cash, beginning of period	33	116	—
Cash, end of period	$ 50	$ 33	$ 116

The accompanying notes are an integral part of these financial statements.

COLFIN NW FUNDING, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

(Unaudited)

1. Organization and Operations

ColFin NW Funding, LLC (the "Company"), a Delaware limited liability company, was formed pursuant to the limited liability company agreement dated November 24, 2009, as amended and restated on February 10, 2010, for the purpose of investing in a portfolio of 25 first mortgage commercial real estate loans. The Company is owned 62.12% by Colony Distressed Credit Fund, L.P. and 37.88% by CFI RE Holdco, LLC (collectively, the "Members"), a wholly-owned subsidiary of Colony Financial, Inc. The Members are managed by affiliates of Colony Capital, LLC ("Colony Capital").

Profits and losses and cash distributions are allocated to the Members according to their membership interests.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash and Escrow Reserves Held

Restricted cash and escrow reserves held represent escrow deposits from borrowers for property taxes, insurance and replacement reserves.

Loans Receivable

In December 2009, the Company purchased a portfolio of 25 first mortgage commercial real estate loans from a U.S. life insurance company for approximately 75% of the aggregate unpaid principal balance. The purchase price for the portfolio was approximately $130.9 million. At acquisition, the underlying properties collateralizing the portfolio's loans were located across 13 states and consisted of retail, office and industrial properties and one hotel.

The loan portfolio consists of credit-distressed loans for which the Company expects to collect less than the contractual amounts due under the terms of the loans based, at least in part, on the assessment of the credit quality of the borrowers. Acquired credit-distressed loans are recorded at the initial investment in the loans and accreted to the estimated cash flows expected to be collected measured at acquisition date. The excess of cash flows expected to be collected measured at acquisition date over the initial investment ("accretable yield") is recognized in interest income over the remaining life of the loan using the effective interest method. Subsequent increases in cash flows expected to be collected generally are recognized prospectively through adjustment of yield over the expected life of the loan. Decreases in cash flows expected to be collected result in a charge to provision for loan losses. The excess of contractually required payments at the acquisition date over expected cash flows ("nonaccretable difference") is not recognized as an adjustment of yield, loss accrual or valuation allowance.

The loan portfolio is considered a single performing loan pool for purposes of recognizing interest income and evaluating changes in estimated cash flows. A loan resolution within the pool, which may involve the sale of a loan or foreclosure on the underlying collateral, results in removal of the loan at an allocated carrying amount. A loan modified in a troubled debt restructuring within a loan pool remains in the loan pool, with the effect of the modification incorporated into the expected future cash flows. The Company evaluates the loan pool for impairment on a quarterly basis and recognizes impairment on a loan when it is probable that the Company will not be able to collect all amounts estimated to be collected at the time of acquisition. As of December 31, 2012, there was no indication of impairment on the loan pool.

Income Taxes

Under federal and state income tax rules, limited liability companies are generally not subject to income taxes. Accordingly, no provision for income taxes is included in the accompanying financial statements. Income or loss is includable in the income tax returns of the Members. The Company periodically evaluates it tax positions, including its status as a pass-through entity, to evaluate whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of December 31, 2012 and 2011, the Company has not established a liability for uncertain tax positions.

3. Loans Receivable

The following table summarizes the accretable yield and nonaccretable difference on the loan portfolio at acquisition:

(In thousands)		
Contractually required payments including interest	$	254,976
Less: cash flows not expected to be collected (nonaccretable difference)		(34,822)
Total cash flows expected to be collected		220,154
Less: accretable yield		(89,256)
Fair value of loan portfolio at acquisition	$	130,898

At acquisition, the weighted average remaining life of the loan portfolio, based upon contractual maturities, was 8.2 years.

The following table summarizes the changes in accretable yield:

	Year Ended December 31,			
(In thousands)		2012		2011
Accretable yield at beginning of period		76,597		91,841
Accretion to interest income		(14,072)		(16,642)
Increase in expected cash flows		460		1,398
Resolutions and repayments		(7,310)		—
Accretable yield at end of period	$	55,675	$	76,597

Activity in loans held for investment is summarized below:

	Year Ended December 31,			
(In thousands)		2012		2011
Balance at beginning of period		135,653		133,381
Accretion of interest income		14,072		16,642
Repayment of loans receivable		(63,507)		(14,370)
Balance at end of period	$	86,218	$	135,653

The following table summarizes the Company's loans held for investment:

	December 31, 2012				
(Amounts in thousands)	Number of Loans		Unpaid Principal Balance	Weighted Average Coupon	Weighted Average Maturity In Years
Performing	16	$	111,988	6.1%	6.9

	December 31, 2011				
(Amounts in thousands)	Number of Loans		Unpaid Principal Balance	Weighted Average Coupon	Weighted Average Maturity In Years
Performing	23	$	162,539	6.1%	6.0
Non-performing	1		5,857		
Total	24	$	168,396		

All loans have fixed interest rates ranging from 5.44% to 7.33% and maturity dates ranging from 2013 to 2038 except for one loan with an unpaid principal balance of $10,962,000, which bears fixed interest through January 2018 and variable interest thereafter. Scheduled maturities of loans as of December 31, 2012 are as follows:

(In thousands)		
Less than one year	$	353
Greater than one year and less than five years		71,299
Greater than or equal to five years		40,336
Total	$	111,988

The Company has not elected the fair value option for its financial instruments but estimates the fair value of loans receivable using unobservable inputs, such as discounted cash flows, current interest rates available for similar instruments and other quantitative and qualitative factors. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different assumptions or methodologies could have a material effect on the estimated fair value amounts. At December 31, 2012 and 2011, the estimated fair value of loans receivable is $99.3 million and $148.5 million, respectively.

4. Related Party Transactions

For the years ended December 31, 2012 and 2011, the Company reimbursed Colony Capital $800 and $600, respectively, for administrative expenses. For the year ended December 31, 2010, the Members reimbursed approximately $3,900 to Colony Capital on the Company's behalf for administrative purposes, which was recorded as member contributions.

5. Subsequent Events

The Company has evaluated all subsequent events through March 11, 2013, the date these financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2012 that would require disclosure or recognition in the financial statements as of December 31, 2012.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLONY FINANCIAL, INC.

Dated: March 11, 2013

By: /s/ DARREN J. TANGEN

Darren J. Tangen
Chief Operating Officer, Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ THOMAS J. BARRACK, JR. **Thomas J. Barrack, Jr.**	Executive Chairman of the Board of Directors	March 11, 2013
/s/ RICHARD B. SALTZMAN **Richard B. Saltzman**	Chief Executive Officer and President and Director (Principal Executive Officer)	March 11, 2013
/s/ DARREN J. TANGEN **Darren J. Tangen**	Chief Operating Officer, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 11, 2013
/s/ GEORGE G. C. PARKER **George G. C. Parker**	Director	March 11, 2013
/s/ JOHN A. SOMERS **John A. Somers**	Director	March 11, 2013
/s/ JOHN L. STEFFENS **John L. Steffens**	Director	March 11, 2013

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of Colony Financial, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-160323) filed on September 23, 2009)
3.2	Amended and Restated Bylaws of Colony Financial, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 4 to the Company's Registration Statement on Form S-11 (No. 333-160323) filed on September 18, 2009)
3.3	Articles Supplementary designating Colony Financial, Inc.'s 8.50% Series A Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share (incorporated by reference to Exhibit 3.2 to the Company's Form 8-A filed on March 20, 2012)
3.4	Articles Supplementary Establishing Additional Shares of 8.50% Series A Cumulative Redeemable Perpetual Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on July 16, 2012)
4.1	Specimen Common Stock Certificate of Colony Financial, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to the Company's Registration Statement on Form S-11 (No. 333-160323) filed on September 18, 2009)
4.2	Form of stock certificate evidencing the 8.50% Series A Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share (incorporated by reference to Exhibit 4.1 to the Company's Form 8-A filed on March 20, 2012)
10.1	Private Placement Purchase Agreement between the Company and the persons listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2009)
10.2	Registration Rights Agreement by and among the Company and the persons listed on Schedule A thereto (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2009)
10.3	Investment Allocation Agreement among Colony Financial, Inc., Colony Capital, LLC and Colony Financial Manager, LLC (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2009)
10.4	License Agreement between Colony Financial, Inc. and New Colony Investors, LLC regarding use of the Colony name (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2009)
10.5	Indemnification Agreement by and between Colony Financial, Inc. and Thomas J. Barrack, Jr. (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2009)
10.6	Indemnification Agreement by and between Colony Financial, Inc. and Richard B. Saltzman (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2009)
10.7	Indemnification Agreement by and between Colony Financial, Inc. and Darren J. Tangen (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2009)
10.8	Indemnification Agreement by and between Colony Financial, Inc. and Kevin P. Traenkle (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2009)
10.9	Indemnification Agreement by and between Colony Financial, Inc. and Ronald M. Sanders (incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2009)
10.10	Indemnification Agreement by and between Colony Financial, Inc. and Mark M. Hedstrom (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2009)
10.11	Indemnification Agreement by and between Colony Financial, Inc. and George G. C. Parker (incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2009)
10.12	Indemnification Agreement by and between Colony Financial, Inc. and John A. Somers (incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2009)
10.13	Indemnification Agreement by and between Colony Financial, Inc. and John L. Steffens (incorporated by reference to Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q filed on November 12, 2009)
10.14	2009 Non-Executive Director Stock Plan of Colony Financial, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 filed on September 29, 2009)
10.15	Form of Restricted Stock Award Agreement for Non-Executive Directors (incorporated by reference to Exhibit 10.9 to Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-160323) filed on September 23, 2009)
10.16	Form of Stock Option Award Agreement for Non-Executive Directors (incorporated by reference to Exhibit 10.13 to Amendment No. 4 to the Company's Registration Statement on Form S-11 (No. 333-160323) filed on September 18, 2009)

Exhibit Number	Description
10.17	Limited Guaranty, dated as of October 21, 2009, by ColFin FRB Investor, LLC in favor of Merrill Lynch Bank & Trust Co., F.S.B. (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed on March 22, 2010)
10.18	Continuing Guaranty, dated as of September 16, 2010, made by and among each of the guarantors undersigned thereto, each as a Guarantor, for the benefit of Bank of America, N.A., the Administrative Agent, and the Lenders (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 21, 2010)
10.19	Securities Purchase Agreement, dated December 20, 2010, among Colony Financial, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 21, 2010)
10.20	Registration Rights Agreement, dated December 20, 2010, among Colony Financial, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 21, 2010)
10.21	Credit Agreement, dated as of September 1, 2011, among the Company, CFI Mezz Funding, LLC, CFI RE Holdco, LLC, ColFin ESH Funding, LLC, CFI CorAmerica 2100 Funding, LLC, CFI RE Masterco, LLC, and each wholly-owned subsidiary of the Company that from time to time becomes a co-borrower thereto, as Borrowers, each lender from time to time party thereto, as Lenders, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 8, 2011)
10.22	Affirmation of Guaranty, dated as of September 1, 2011, made by and among each of the guarantors undersigned thereto, each as a Guarantor, for the benefit of Bank of America, N.A., the Administrative Agent, and the Lenders (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 8, 2011)
10.23	Amended and Restated Pledge and Security Agreement, dated as of September 1, 2011, made by each of the pledgors undersigned thereto, each as a Pledgor, in favor of Bank of America, N.A., as Administrative Agent, for the benefit of the secured parties thereto (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on September 8, 2011)
10.24	Form of Restricted Stock Award Agreement under the Colony Financial, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2011)
10.25	Form of Non-Qualified Stock Option Award Agreement under the Colony Financial, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2011)
10.26	Amended and Restated Management Agreement, dated as of November 7, 2011, among Colony Financial Manager, LLC, Colony Financial, Inc., and Colony Financial TRS, LLC (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K filed on March 9, 2012)
10.27	Amended and Restated Secondment Agreement by and between Colony Financial, Inc. and Colony Capital, LLC (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 26, 2012)
10.28	Amended and Restated 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 8, 2012)
10.29	Second Amendment to Amended and Restated Credit Agreement, dated as of September 17, 2012, among the Company, CFI Mezz Funding, LLC, CFI RE Holdco, LLC, ColFin ESH Funding, LLC, ColFin 2100 Funding, LLC, CFI CorAmerica 2100 Funding, LLC, CFI RE Masterco, LLC, and each wholly-owned subsidiary of the Company that from time to time becomes a co-borrower thereto, as Borrowers, each lender from time to time party thereto, as Lenders, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 20, 2012)
10.30	Partnership Subscription Agreement for Purchase of An Associate General Partnership Interest in CSFR Operating Partnership, L.P. dated as of July 31, 2012 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2012)
10.31*	First Amendment to Amended and Restated Credit Agreement, dated as of September 29, 2011, among the Company, CFI Mezz Funding, LLC, CFI RE Holdco, LLC, ColFin ESH Funding, LLC, ColFin 2100 Funding, LLC, CFI CorAmerica 2100 Funding, LLC, CFI RE MasterCo, LLC and each wholly-owned subsidiary of the Company that from time to time becomes a co-borrower thereto, as Borrowers, each lender from time to time party thereto, as Lenders, and Bank of America, N.A., as Administrative Agent
10.32*	Third Amendment to Amended and Restated Credit Agreement, dated as of November 6, 2012, among the Company, CFI Mezz Funding, LLC, CFI RE Holdco, LLC, ColFin ESH Funding, LLC, ColFin 2100 Funding, LLC, CFI CorAmerica 2100 Funding, LLC, CFI RE Masterco, LLC, and each wholly-owned subsidiary of the Company that from time to time becomes a co-borrower thereto, as Borrowers, each lender from time to time party thereto, as Lenders, and Bank of America, N.A., as Administrative Agent
12.1*	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
21.1*	List of Subsidiaries of Colony Financial, Inc.
23.1*	Consent of Ernst & Young LLP

Exhibit Number	Description
31.1*	Certification of Richard B. Saltzman, President and Chief Executive Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Darren J. Tangen, Chief Operating officer, Chief Financial Officer and Treasurer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Richard B. Saltzman, President and Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Darren J. Tangen, Chief Operating officer, Chief Financial Officer and Treasurer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101**	Financial statements from the Annual Report on Form 10-K of Colony Financial, Inc. for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (1) Consolidated Balance Sheets, (2) Consolidated Statements of Operations, (3) Consolidated Statements of Comprehensive Income, (4) Consolidated Statements of Equity, (5) Consolidated Statements of Cash Flows and (6) Notes to Consolidated Financial Statements.

* Filed herewith

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Richard B. Saltzman, certify that:

1. I have reviewed this Annual Report on Form 10-K of Colony Financial, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2013

/S/ RICHARD B. SALTZMAN

Richard B. Saltzman
Chief Executive Officer and President

Exhibit 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Darren J. Tangen, certify that:

1. I have reviewed this Annual Report on Form 10-K of Colony Financial, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2013

/S/ DARREN J. TANGEN

Darren J. Tangen
Chief Operating Officer, Chief Financial Officer and Treasurer

Exhibit 32.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Colony Financial, Inc. (the "Company") on Form 10-K for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard B. Saltzman, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 11, 2013

/S/ RICHARD B. SALTZMAN

Richard B. Saltzman
Chief Executive Officer and President

The foregoing certification is being furnished solely pursuant to 18 U.S.C §1350 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or incorporated by reference in any registration statement of the Company filed under the Securities Act of 1933, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Colony Financial, Inc. (the "Company") on Form 10-K for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Darren J. Tangen, Chief Operating Officer, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 11, 2013

/S/ DARREN J. TANGEN

Darren J. Tangen
Chief Operating Officer, Chief Financial Officer and Treasurer

The foregoing certification is being furnished solely pursuant to 18 U.S.C §1350 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or incorporated by reference in any registration statement of the Company filed under the Securities Act of 1933, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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Board of Directors

Non-Executive (Independent) Board Members

George G. C. Parker, Ph.D.
Stanford University Graduate School of Business

John A. Somers
Private Investor

John L. Steffens
Founder, Spring Mountain Capital, L.P.

Executive Board Members

Thomas J. Barrack, Jr.
Chairman & CEO, Colony Capital, LLC

Richard B. Saltzman
President, Colony Capital, LLC

Executive and Other Key Officers

Thomas J. Barrack, Jr.
Executive Chairman

Richard B. Saltzman
President & Chief Executive Officer

Ronald M. Sanders
Chief Legal Officer & Secretary

Darren J. Tangen
Chief Operating Officer, Chief Financial Officer & Treasurer

Kevin P. Traenkle
Chief Investment Officer

David A. Palamé
Chief Compliance Officer

Corporate Information

Independent Auditor
Ernst & Young LLP

Press Inquiries/Media Contact
Caroline Luz
Owen Blicksilver P.R., Inc.
Tel: (203) 656-2829
caroline@blicksilverpr.com

Investor Relations
Lasse Glassen
Addo Communications, Inc.
Tel: (310) 829-5400
lasseg@addocommunications.com

Stock Listing
Colony Financial, Inc.'s common stock is listed on the New York Stock Exchange under the symbol "CLNY"

Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC
6201 15th Avenue, Brooklyn, NY 11219

(800) 937-5449 US & Canada or (718) 921-8124 Intl., (866) 703-9077 or (718) 921-8386 for Hearing Impaired
Email: info@amstock.com, Website: www.amstock.com

Annual Report on Form 10-K
Colony Financial's Annual Report on Form 10-K for the year ended December 31, 2012, as amended is included in this annual report. The exhibits accompanying the report are filed with the U.S. Securities and Exchange Commission and can be accessed in the EDGAR database at the SEC's website, www.sec.gov. or through Colony Financial's website in the "Investor Relations" section at www.colonyfinancial.com. We will provide these items to stockholders upon request. Requests for any such exhibits should be made to:

Colony Financial, Inc.
2450 Broadway, 6th Floor
Santa Monica, CA 90404
Atten: Ronald M. Sanders, Secretary

Certifications
Colony Financial has filed with the Securities and Exchange Commission as exhibits to its Form 10-K for the fiscal year ended December 31, 2012, as amended, the certifications, required pursuant to Section 302 of the Sarbanes-Oxley Act, of its Chief Executive Officer and Chief Financial Officer relating to the quality of its public disclosure.

Forward Looking Statements
In accordance with the Private Securities Litigation Reform Act of 1995, Colony Financial notes that this annual report contains forward-looking statements that involve risks and uncertainties, including those relating to Colony Financial's future success and growth. Actual results may differ materially due to risks and uncertainties as described in Colony Financial's filings with the U.S. Securities and Exchange Commission. Colony Financial does not intend to update these forward-looking statements.

Annual Meeting of Stockholders
Stockholders of Colony Financial are cordially invited to attend the 2013 Annual Meeting of Stockholders scheduled to be held on May 6, 2013, at Bank of America Merrill Lynch, located at Bank of America Tower, One Bryant Park (42nd Street and 6th Avenue), 2nd Floor, at 9:00 a.m. EDT.

Holders of Record
Holders of record of Colony Financial's common stock, par value $.01 per share, totaled 49 as of March 22, 2013.

Executive Offices:
2450 Broadway, 6th Floor
Santa Monica, CA 90404
(310) 282-8820

New York Offices:
660 Madison Avenue, Suite 1600
New York, NY, 10065
(212) 230-3300



ColonyFinancial, Inc.

2450 Broadway, 6th Floor
Santa Monica, CA 90404
(310) 282-8820
www.colonyfinancial.com